United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Vale S.A. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Vale S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries (the "Company") as of December 31, 2021 and 2020, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provisions for de-characterization of the dam structures

As described in Note 26 (a) to the consolidated financial statements, the Company’s provision for de-characterization of all its tailings dams built under the upstream method, certain “centerline structures” and dikes, located in Brazil was US$ 3,523 million as of December 31, 2021, and additions to the provision for the year ended December 31, 2021 was US$ 1,725 million. The provisions recorded are based on the estimation of costs to be incurred for each of the de-characterization projects that will last up to 15 years. Revisions to the estimated provisions will be periodically performed as a result of changes in significant assumptions used and new facts and circumstances that could lead the management to review the engineering methods and solutions. Management applies significant judgment in developing the estimates for de-characterization of the dams structures including (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) engineering methods and solutions; (iv) security levels; (v) productivity of the equipment used; (vi) advances in geological studies and new hydrological information; and (vii) discount rate update. In addition, as management has further disclosed, given the nature and uncertainties inherent in this type of provision, the amounts recognized and disclosed will be reassessed by the Company and may be adjusted significantly in future periods, as new facts and circumstances become known.

The principal considerations for our determination that performing procedures relating to the provisions for de-characterization of the dams structures is a critical audit matter are (i) the significant judgment by management, including the use of specialists, when developing the estimates of the total expected costs to carry out all de-characterization projects related to the dams, which in turn led to (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to volume of the waste to be removed and engineering methods and solutions, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimates of the provision for de-characterization of the dams structures. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the engineering solutions and significant assumptions used by management related to volume of the waste to be removed and engineering methods to execute this removal. As a basis for using this work, the specialists’ qualifications were understood and the Company’s relationship with these specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by specialists and procedures to assess whether these were consistent with internal and external references, as well as evidence available or obtained in other areas of the audit. Additionally, these procedures included evaluating whether the assumptions related to volume of the waste to be removed and engineering methods and solutions were reasonable considering the information available according to the engineering phase of each project and the historic information gathered from the ongoing de-characterizations projects of the Company.

Partial disposal of the investment in Vale International S.A. (“VISA”)

As described in Note 2 (f.i) to the consolidated financial statements, the Company reclassified a portion of the cumulative translation adjustment (“CTA”) related to its wholly-owned foreign subsidiary VISA in the amount of US$ 2,413 million, generating a gain recorded under “Other financial items, net”, to the income statement for the year ended December 31, 2021. The Company’s accounting policy states that exchange differences arising from transactions and balances of foreign subsidiaries with functional currencies other than the Brazilian Real, that are recognized and accumulated in equity, shall be reclassified to the income statement when it has a full or partial disposal of the investment in the subsidiary. According to the Company´s accounting policy, a partial disposal of the investment in the subsidiary can be a reduction in the percentage of equity interest or a reduction in the absolute value of the investment through a capital repayment, even if the Company retains its interest ownership in the subsidiary. In December 2021, management approved and completed a capital reduction of VISA in the amount of US$3,000 million, which was considered a partial disposal of the investment and triggered a CTA reclassification.

The principal considerations for our determination that performing procedures relating to the CTA reclassification is a critical audit matter are (i) a high degree of auditor judgment and effort in evaluating if the transaction met all the conditions set by the accounting standards to be considered a partial disposal of investment and a return of capital; and (ii) it relates to accounts and disclosures that are material to the financial statements.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of the controls relating to transactions with foreign subsidiaries and affiliates, assessment and calculation of the CTA reclassification, as well as related accounting and disclosures impacts. These procedures also included, among others (i) evaluating the reasonableness of management’s assessment of whether this transaction is a partial disposal of investment and a return of capital, in accordance with the accounting standards; (ii) testing management’s calculation to determine the amount of CTA to be reclassified to the income statement; and (iii) evaluating the sufficiency of the disclosures in the consolidated financial statements.

Tax litigation

As described in Note 28 to the consolidated financial statements, the Company has recognized provisions for tax litigations in the amount of US$ 456 million as of December 31, 2021 and disclosed contingent liabilities related to tax litigation in the amount of US$ 5,177 million, and US$ 3,544 million related to uncertain income tax position under discussion with tax authorities, as described in Note 8 (e). The Company recognizes a provision for tax litigation in the consolidated financial statements for the resolution of pending litigation when the Company has a present obligation as a result of a past event and management determines that a loss is probable, and the amount of the loss can be reasonably estimated, with the support of Company’s specialists. No provision for tax litigation is recognized in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. In case of income tax pending litigations, management determines whether it is probable or not that taxation authorities will accept the uncertain tax treatment. If management concludes it is not probable that taxation authorities will accept the uncertain tax treatment, a provision for income tax is recognized. The Company also discloses the contingency in circumstances where management concludes: (i) no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred; or (ii) in case of income tax pending litigations, it is probable that the taxation authority will accept the uncertain tax treatment.

The principal considerations for our determination that performing procedures relating to tax litigation are a critical audit matter are (i) the significant judgments by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or range of loss and possible outcomes for each tax litigation claim can be made, which in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating management’s assessment of the loss contingencies associated with litigation claims; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of tax litigation claims, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, or whether it is probable the taxation authority will not accept the income tax pending litigation, as well as financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, evaluating the reasonableness of management's assessment regarding whether unfavorable outcomes is reasonably possible or probable and reasonably estimable and evaluating the sufficiency of the Company's tax litigation contingencies disclosures. The work of Company’s specialists was used in performing the procedures to evaluate the reasonableness of the estimates related to the tax litigation claims. As a basis for using this work, the specialists' qualifications and objectivity were understood, as well as the methods and assumptions used by them. The procedures also included an evaluation of the specialists' findings. In addition, professionals with specialized skills and knowledge were used to assist in the evaluation of the reasonableness of the estimate or range of loss and possible outcomes of the main tax litigation claims.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, RJ, Brazil

February 24, 2022

We have served as the Company's auditor since 2019.

Management’s Report on Internal Control over Financial Reporting

The management of Vale S.A (Vale) is responsible for establishing and maintaining adequate internal control over financial reporting.

The Vale’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Vale’s management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment and criteria, Vale’s management has concluded that the company’s internal control over financial reporting are effective as of December 31, 2021.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2021, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in their report which appears herein.

February 24th, 2022.

Eduardo de Salles Bartolomeo

Chief Executive Officer

Gustavo Duarte Pimenta

Chief Financial Officer and Investors Relations

Consolidated Income Statement

In millions of United States dollars, except earnings per share data

		Year ended December 31,
	Notes	2021	2020	2019
Continuing operations
Net operating revenue	4(d)	54,502	39,545	36,549
Cost of goods sold and services rendered	5(a)	(21,729)	(17,564)	(19,312)
Gross profit		32,773	21,981	17,237

Operating expenses
Selling and administrative	5(b)	(481)	(491)	(474)
Research and development		(549)	(415)	(413)
Pre-operating and operational stoppage	26	(648)	(887)	(1,153)
Brumadinho event and de-characterization of dams	24 and 26	(2,576)	(5,257)	(7,402)
Other operating expenses, net	5(c)	(400)	(800)	(519)
		(4,654)	(7,850)	(9,961)
Impairment and disposals of non-current assets	19	(426)	(1,308)	(3,383)
Operating income		27,693	12,823	3,893

Financial income	6	337	307	453
Financial expenses	6	(1,653)	(3,191)	(3,684)
Other financial items, net	6	4,435	(1,929)	(162)
Equity results and other results in associates and joint ventures	15 and 25	(1,271)	(1,020)	(656)
Income (loss) before income taxes		29,541	6,990	(156)

Income taxes	8
Current tax		(5,663)	(3,398)	(1,522)
Deferred tax		966	2,663	2,117
		(4,697)	(735)	595

Net income from continuing operations		24,844	6,255	439
Net income (loss) attributable to noncontrolling interests		108	(3)	115
Net income from continuing operations attributable to Vale's stockholders		24,736	6,258	324

Discontinued operations	16(a)
Loss from discontinued operations		(2,376)	(1,724)	(2,619)
Loss attributable to noncontrolling interests		(85)	(347)	(612)
Loss from discontinued operations attributable to Vale's stockholders		(2,291)	(1,377)	(2,007)

Net income (loss)		22,468	4,531	(2,180)
Net income (loss) attributable to noncontrolling interests		23	(350)	(497)
Net income (loss) attributable to Vale's stockholders		22,445	4,881	(1,683)

Basic and diluted earnings (loss) per share attributable to Vale's stockholders:	9
Common share (US$)		4.47	0.95	(0.33)

As described in note 16, the coal segment is presented in these financial statements as a discontinued operation, therefore, the comparative balances in the income statement were also reclassified.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Comprehensive Income

In millions of United States dollars

	Year ended December 31,
	2021	2020	2019
Net income (loss)	22,468	4,531	(2,180)
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Translation adjustments	(2,174)	(9,160)	(1,677)
Retirement benefit obligations (note 29)	475	(88)	(126)
Fair value adjustment to investment in equity securities (note 21)	397	101	(184)
	(1,302)	(9,147)	(1,987)
Items that may be reclassified to income statement
Translation adjustments	918	4,473	1,111
Net investment hedge (note 20)	(118)	(578)	(74)
Cash flow hedge (note 20)	3	(105)	102
Reclassification of cumulative translation adjustment to income statement (notes 15 and 16)	(4,749)	(135)	-
	(3,946)	3,655	1,139
Total comprehensive income (loss)	17,220	(961)	(3,028)

Comprehensive income (loss) attributable to noncontrolling interests	21	(318)	(512)
Comprehensive income (loss) attributable to Vale's stockholders	17,199	(643)	(2,516)

Items above are stated net of tax and the related taxes are disclosed in note 8.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

In millions of United States dollars

	Year ended December 31,
	2021	2020	2019
Cash flow from operations (a)	33,414	18,894	17,250
Interest on loans and borrowings paid (note 23)	(693)	(755)	(1,186)
Cash received (paid) on settlement of derivatives, net (note 20)	(197)	(34)	(324)
Payments related to Brumadinho event (note 24)	(1,388)	(516)	(831)
Payments related to de-characterization of dams (note 26)	(338)	(293)	(159)
Interest on participative stockholders' debentures paid (note 22)	(418)	(183)	(194)
Income taxes (including settlement program)	(4,385)	(1,736)	(1,809)
Net cash provided by operating activities from continuing operations	25,995	15,377	12,747
Net cash used in operating activities from discontinued operations (note 16a)	(316)	(1,055)	(637)
Net cash provided by operating activities	25,679	14,322	12,110

Cash flow from investing activities:
Capital expenditures	(5,033)	(4,227)	(3,464)
Additions to investments (note 15)	(42)	(131)	(76)
Acquisition of subsidiary, net of cash (note 15)	-	-	(926)
Disbursement related to VNC sale (note 15)	(555)	-	-
Proceeds from disposal of Mosaic shares (note 14a)	1,259	-	-
Dividends received from associates and joint ventures (note 15)	190	173	353
Judicial deposits and restricted cash related to Brumadinho event (note 24)	-	(9)	(1,638)
Short-term investment	582	(194)	(828)
Other investments activities, net	(542)	(152)	(297)
Net cash used in investing activities from continuing operations	(4,141)	(4,540)	(6,876)
Net cash used in investing activities from discontinued operations (note 16a)	(2,469)	(129)	(113)
Net cash used in investing activities	(6,610)	(4,669)	(6,989)

Cash flow from financing activities:
Loans and borrowings from third-parties (note 23)	930	6,800	3,142
Payments of loans and borrowings from third-parties (note 23)	(1,927)	(6,064)	(5,417)
Payments of leasing (note 23)	(215)	(204)	(210)
Dividends and interest on capital paid to stockholders (note 30c)	(13,483)	(3,350)	-
Dividends and interest on capital paid to noncontrolling interest	(30)	(14)	(184)
Share buyback program (note 30b)	(5,546)	-	-
Transactions with noncontrolling stockholders	-	171	(812)
Net cash used in financing activities from continuing operations	(20,271)	(2,661)	(3,481)
Net cash used in financing activities from discontinued operations (note 16a)	(13)	(15)	(14)
Net cash used in financing activities	(20,284)	(2,676)	(3,495)

Increase (reduction) in cash and cash equivalents	(1,215)	6,977	1,626
Cash and cash equivalents in the beginning of the year	13,487	7,350	5,784
Effect of exchange rate changes on cash and cash equivalents	(551)	(825)	(60)
Cash and cash equivalents from subsidiaries sold, net (note 15)	-	(15)	-
Cash and cash equivalents at end of the year	11,721	13,487	7,350

Cash flow from operating activities:
Income (loss) before income taxes	29,541	6,990	(156)
Adjusted for:
Equity results and other results in associates and joint ventures (note 15)	1,271	1,020	656
Impairment and disposal of non-current assets (note 19)	426	1,308	3,383
Provisions related to Brumadinho (note 24)	201	4,130	3,925
Provision for de-characterization of dams (note 26)	1,725	617	2,625
Depreciation, depletion and amortization	3,034	3,215	3,489
Financial results, net (note 6)	(3,119)	4,813	3,393
Changes in assets and liabilities:
Accounts receivable (note 10)	1,029	(2,544)	(47)
Inventories (note 12)	(503)	(183)	88
Suppliers and contractors (note 11) (i)	251	(222)	749
Payroll, related charges and other remunerations (note 27)	27	222	(91)
Other assets and liabilities, net	(469)	(472)	(764)
Cash flow from operations (a)	33,414	18,894	17,250
Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	59	70	140

(i) Includes variable lease payments.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Financial Position

In millions of United States dollars

	Notes	December 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	23	11,721	13,487
Short-term investments	23	184	771
Accounts receivable	10	3,914	4,993
Other financial assets	14	111	329
Inventories	12	4,377	4,061
Recoverable taxes	13	862	509
Others		215	253
		21,384	24,403

Non-current assets held for sale	16	976	-
		22,360	24,403
Non-current assets
Judicial deposits	28(c)	1,220	1,268
Other financial assets	14	143	1,784
Recoverable taxes	13	935	1,091
Deferred income taxes	8(a)	11,441	10,335
Others		650	651
		14,389	15,129

Investments in associates and joint ventures	15	1,751	2,031
Intangibles	17	9,011	9,296
Property, plant, and equipment	18	41,931	41,148
		67,082	67,604
Total assets		89,442	92,007

Liabilities
Current liabilities
Suppliers and contractors	11	3,475	3,367
Loans, borrowings, and leases	23	1,204	1,136
Other financial liabilities	14	1,962	1,906
Taxes payable	13	2,177	952
Settlement program ("REFIS")	8(d)	324	340
Liabilities related to associates and joint ventures	25	1,785	876
Provisions	27	1,045	1,664
Liabilities related to Brumadinho	24	1,156	1,910
De-characterization of dams and asset retirement obligations	26	621	582
Dividends payable	30	-	1,220
Others		1,094	641
		14,843	14,594
Liabilities associated with non-current assets held for sale	16	355	-
		15,198	14,594
Non-current liabilities
Loans, borrowings, and leases	23	12,578	13,891
Participative stockholders' debentures	22	3,419	3,413
Other financial liabilities	14	2,571	4,564
Settlement program ("REFIS")	8(d)	1,964	2,404
Deferred income taxes	8(a)	1,881	1,770
Provisions	27	3,419	4,113
Liabilities related to Brumadinho	24	2,381	2,665
De-characterization of dams and asset retirement obligations	26	7,482	6,229
Liabilities related to associates and joint ventures	25	1,327	1,198
Streaming transactions	7	1,779	2,005
Others		137	340
		38,938	42,592
Total liabilities		54,136	57,186

Stockholders' equity	30
Equity attributable to Vale's stockholders		34,472	35,744
Equity attributable to noncontrolling interests		834	(923)
Total stockholders' equity		35,306	34,821
Total liabilities and stockholders' equity		89,442	92,007

The accompanying notes are an integral part of these financial statements.

Consolidated Statemen of Changes in Equity In millions of United States dollars

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2018	61,614	1,139	10,968	(2,477)	(2,155)	(25,104)	-	43,985	847	44,832
Loss	-	-	-	-	-	-	(1,683)	(1,683)	(497)	(2,180)
Other comprehensive income	-	-	(428)	-	(298)	(107)	-	(833)	(15)	(848)
Interest on capital of Vale's stockholders	-	-	(1,767)	-	-	-	-	(1,767)	-	(1,767)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(87)	(87)
Acquisitions and disposal of noncontrolling interest	-	-	-	-	343	-	-	343	(1,350)	(1,007)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	28	28
Allocation of loss	-	-	(1,683)	-	-	-	1,683	-	-	-
Treasury shares utilized	-	-	-	22	-	-	-	22	-	22
Balance at December 31, 2019	61,614	1,139	7,090	(2,455)	(2,110)	(25,211)	-	40,067	(1,074)	38,993
Net income (loss)	-	-	-	-	-	-	4,881	4,881	(350)	4,531
Other comprehensive income	-	-	(1,448)	-	267	(4,343)	-	(5,524)	32	(5,492)
Dividends and interest on capital of Vale's stockholders	-	-	(2,329)	-	-	-	(1,152)	(3,481)	-	(3,481)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(8)	(8)
Acquisitions and disposal of noncontrolling interest	-	-	-	-	(213)	-	-	(213)	455	242
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	22	22
Appropriation to undistributed retained earnings	-	-	3,729	-	-	-	(3,729)	-	-	-
Treasury shares utilized	-	-	-	14	-	-	-	14	-	14
Balance at December 31, 2020	61,614	1,139	7,042	(2,441)	(2,056)	(29,554)	-	35,744	(923)	34,821
Net income	-	-	-	-	-	-	22,445	22,445	23	22,468
Other comprehensive income	-	-	758	-	886	(6,890)	-	(5,246)	(2)	(5,248)
Fair value reclassification of Mosaic shares (note 14a)	-	-	-	-	(522)	-	522	-	-	-
Dividends and interest on capital of Vale's stockholders (note 30c)	-	-	(4,296)	-	-	-	(8,368)	(12,664)	-	(12,664)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(25)	(25)
Acquisitions and disposal of noncontrolling interest (note 16)	-	-	-	-	(331)	-	-	(331)	1,761	1,430
Appropriation to undistributed retained earnings	-	-	14,599	-	-	-	(14,599)	-	-	-
Share buyback program (note 30b)	-	-	-	(5,546)	-	-	-	(5,546)	-	(5,546)
Share-based payment program (note 2g)	-	-	-	-	63	-	-	63	-	63
Treasury shares utilized and canceled (note 30b)	-	-	(2,401)	2,408	-	-	-	7	-	7
Balance at December 31, 2021	61,614	1,139	15,702	(5,579)	(1,960)	(36,444)	-	34,472	834	35,306

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1.            Corporate information

Vale S.A. and its subsidiaries (“Vale” or the “Company”) have as their main operational activity the production of: (i) iron ore and iron ore pellets, which are key raw materials for steelmaking, (ii) nickel, that is used to produce stainless steel and metal alloys employed in the production process of several products, and (iii) copper, used in the construction sector to produce pipes and electrical wires. The Company also produces platinum group metals, gold, silver, and cobalt, as by-products of its main metals and produces thermal and metallurgical coal, considered a discontinued operation as at December 31, 2021 (note 16a). In addition, Vale operates a railroad and port logistics system in Brazil to outflow its production. The information by segment is presented in note 4.

Products are mainly sold in the international market by Vale International S.A. (“VISA”), which is a trading company located in Switzerland.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.            Basis of preparation of financial statements

The consolidated financial statements of the Company (“financial statements”) have been prepared and are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All relevant information from its own financial statements, and only this information, are presented and correspond to those used by the Company's Management.

The financial statements have been prepared on a historical cost basis and adjusted to reflect: (i) the fair value of certain financial assets and liabilities (including derivative instruments), as well as pension plans assets and (ii) assets impairment. Assets held for sale are measured at the lower of carrying amount and fair value less costs to sell.

As described in note 16, the coal segment is presented in these financial statements as a discontinued operation.

These financial statements were authorized for issue by the Board of Directors on February 24, 2022.

a) Principles for consolidation

The Company's financial statements reflect the assets, liabilities and transactions of the Parent Company and its direct and indirect subsidiaries (“subsidiaries”). Intercompany balances and transactions, which include unrealized profits, are eliminated. A list of the most relevant companies, including subsidiaries, associates and joint ventures, and the accounting policies applied in the preparation of the consolidated financial statements are described in note 15.

b) Functional currency and presentation currency

The financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these financial statements are presented in United States dollar (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The income statement and cash flows statements of the investees, with a different functional currency from the Parent Company, are translated into Brazilian real at the average monthly exchange rate, the assets and liabilities are translated at the final rate and the other equity items are translated at the historical rate. All monetary exchange differences are recognized in comprehensive income as “Translation adjustments”.

When a foreign operation is totally or partially disposed, the monetary exchange differences that were recorded in the stockholders’ equity are recognized in the income statement for the year.

The main exchange rates used by the Company to translate its foreign operations are as follows:

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Closing rate			Average annual rate
	2021	2020	2019	2021	2020	2019
US Dollar ("US$")	5.5805	5.1967	4.0307	5.3956	5.1578	3.9461
Canadian dollar ("CAD")	4.3882	4.0771	3.1034	4.3042	3.8480	2.9746
Euro ("EUR")	6.3210	6.3779	4.5305	6.3784	5.8989	4.4159

c) Critical accounting estimates and judgments

The preparation of financial statements requires the use of critical accounting estimates and judgment by management in applying the Company’s accounting policies. These estimates are based on experience, best knowledge, information available at the date of statement of financial position and other factors, including expectations of future events that are believed to be reasonable under normal circumstances. Changes in facts and circumstances may lead to the revision of these estimates. Actual future results may differ from estimates.

The impacts of the pandemic and the initiatives related to climate change, described in d) and e) below, were considered in the preparation of these financial statements and the key assumptions related to these topics were considered in the preparation of the critical accounting estimates that are applied in the Company’s long-term models.

The significant estimates and judgments applied by the Company in the preparation of these financial statements are as follows:

Note	Significant estimates and judgments
7	Streaming transactions
8	Deferred income taxes and uncertain tax positions
15	Consolidation
18	Mineral reserves and mines useful life
19	Impairment of assets
20	Fair values estimate
24	Liabilities related to Brumadinho
25	Liabilities related to associates and joint ventures
26	Provision for de-characterization of dam structures and asset retirement obligations
28	Litigation
29	Employee post-retirement obligations

d) COVID-19 impacts

A significant portion of the Company's revenue is derived from sales to customers in Asia and Europe, regions that have had their economic activities affected as a result of the COVID-19 pandemic. The Company also has an extensive logistics and supply chain, including several ports, distribution centers and suppliers that have operations in those affected regions.

The Company continues to monitor the impacts of the pandemic, including the effects on economic activity and on its financial statements. Despite several challenges imposed by the COVID-19, the effects of the pandemic have not significantly impacted the fair value of the Company's assets and liabilities to date. However, if the pandemic continues or increases in intensity in the regions where the Company operates, the financial condition or results of operations could still be negatively impacted.

The Company has pledged US$44 to support humanitarian aid programs in the communities where it operates, with special focus on Brazilian communities that have been more adversely affected by the pandemic. This amount was used to purchase medical supplies and equipment and were recognized as "Other operating expenses" in the income statement for the year ended December 31, 2021 (US$109 in the income statement for the year ended December 31, 2020).

e) Climate changes

The Company has made a commitment to reduce carbon emissions from its mining operations, in line with the Paris Agreement goal of limiting global warming to less than 2 °Celsius (35.6 °F).

The Company's strategy considers as main objectives: (i) 33% reduction by 2030 in emissions released into the atmosphere as a direct result of its operations (“scope 1”) and indirect emissions from electricity purchased by the Company (“scope 2”), already considering the increase in production levels projected for upcoming years; (ii) 100% of electricity consumption from a renewable matrix by 2030; (iii) 15% reduction by 2035 of indirect emissions not included in scope 2 (“scope 3”); and (iv) neutrality of scope 1 and 2 emissions by 2050.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

To meet these objectives, the Company announced investments from US$4,000 to US$6,000 by 2030 to reduce scope 1 and 2 emissions through the implementation of low carbon technologies. Expenses disbursed will be accounted in the period when incurred.

The investment plan and the Company's strategy for the risk of climate change were assessed in the context of the Company's critical accounting judgments and main estimates. Future changes in this strategy or in the global scenario may affect the Company's main estimates. As a result, they may have a material impact on the income statement and on the carrying value of assets and liabilities of the Company's future financial statements.

f) Significant accounting policies

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2021, reporting periods or have not impacted these financial statements. The Company did not early adopt any of these standards and does not expect them to have a material impact on the entity in future reporting periods.

Significant accounting policies used in the preparation of these financial statements are disclosed in the respective notes and have been consistently applied to all years presented, except for the following:

f.i) IAS 21 - Effects of changes in exchange rates and conversion of financial statements

IAS 21 defines that exchange differences arising from transactions and balances of foreign operations are recognized and accumulated in equity until this operation is fully or partially disposed. The IFRS Interpretations Committee defined that “partial disposal” of investment can be interpreted as (i) reduction in the percentage of equity interest; or (ii) reduction in the absolute value of the investment through the reduction of the investee's capital, even if the investor’s percentage of ownership interest is not changed. Therefore, according to this interpretation, there is an accounting policy choice regarding the definition of partial disposal and, consequently, for the reclassification of cumulative translation adjustments in this context.

In 2021, Vale has determined its first capital return from a subsidiary, mainly due to the review of intragroup cash flows vis-à-vis the dividend policy in place and considering the profit reserves available for distribution to stockholders.

In December 2021, the Company approved a capital reduction in the amount of US$3,000 of VISA, a wholly-owned foreign subsidiary (note 15). The amount received in December 2021 was determined as a return of the Company’s investment in VISA, which led to a reduction in the investment held by the Parent Company.

Following this new transaction, Vale concluded that capital reductions in foreign operations will be better reflected in its financial statements through the application of the absolute value approach, as described in ii) above.

Therefore, the return of capital was determined as a partial disposal and, in accordance with the requirements of IAS 21, the exchange differences recorded in the stockholders’ equity were reclassified to the income statement in the same proportion as the reduction in the net investment held in VISA, leading to a gain of US$2,413 presented as “Other financial items, net” (note 6). The remaining balance of cumulative translation adjustments of VISA represents US$6,243 as at December 31, 2021.

f.ii) IFRS 2 - Share-based payment

IFRS 2 defines that the accounting for share-based payments depends on the form of settlement of the plans, which can be “cash-settled” or “equity-settled”. When a plan is settled in cash, the payment obligation to the employee is recognized as a liability, which is updated to fair value recognized in the income statement at each reporting date and on the settlement date of the obligation. When the plan is settled with equity instruments, the fair value of the plan is calculated only on the grant date of the benefit and the fair value of the plan is recognized in the income statement for the year on a straight-line basis to equity over the period of service required.

Until December 2020, the long-term incentive programs for the Company's executives, were recorded as liabilities based on the practice adopted by the Company to settle its obligation related to these programs with cash payment instead of Vale’s stocks for its executives.

On April 30, 2021, the modification of the Regulation of the Performance Share Unit program (“PSU”) was approved at the Ordinary and Extraordinary Annual General Meeting (“date of modification”), enabling the use of treasury shares of the Company to settle the obligation. Thus, the plans started to be treated as “settled with equity instruments” and their fair value was remeasured on the modification date. The effects of this change are detailed in note 29.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

3.            Significant events in the current year

Financial Position, Cash Flows and Income Statement of the Company were particularly affected by the following events and transactions during the year ended December 31, 2021:

Discontinued operation - coal (note 16a) – As part of the strategic sustainable mining agenda, in 2021, the Company acquired a noncontrolling interest in the coal mine in Mozambique and a controlling interest in the Nacala Logistics Corridor. These corporate reorganization steps allowed, in December 2021, to enter into a binding agreement with Vulcan Minerals (“Vulcan”) for the sale of the interest in the coal and logistics assets. As a result, the segment is now presented as a discontinued operation in these financial statements and impairment of US$3,282 were recognized throughout 2021 as “Impairment and disposals of non-current assets” in the income statement for discontinued operations.

Cumulative translation adjustments (notes 6 and 15) – In 2021, the Company recognized gains in the amount of US$3,184, as “Other financial items, net”, due to the reclassification of cumulative exchange variation in equity from (i) capital reduction of a foreign wholly-owned subsidiary; and (ii) the liquidation of a wholly-owned subsidiary previously operating in international iron ore logistics.

De-characterization of dams (note 26) – The Company updated its estimates of expenditures to work on de-characterization of upstream dams, located in Brazil, considering new engineering and geotechnical solutions. Different approaches to new risks and the use of remotely operated equipment and reinforcement of the containment plans of certain dams resulted in a supplement to the provision of US$1,725 and the impact on the income statement for the year is presented as “Brumadinho event and de-characterization of dams”.

Fundação Renova (note 25) – New court decisions were issued on individual compensation for residents of cities impacted by the Fundão dam failure, impacted the provision related to Fundação Renova as at December 31, 2021. These decisions mainly changed and expanded the concept of damage, categories, indemnifiable amounts and affected municipalities. The Company complemented the provision by US$1,699 and the impact on the income statement for the year is presented as “Equity results and other results in associates and joint ventures”.

Remuneration to stockholders (note 30c) – In 2021, the Company paid dividends and interest on capital to its stockholders in the amount of US$13,483.

Share buyback and cancellation (note 30b) – In 2021, the Company approved common share buyback programs, of up to 470,000,000 shares, including their respective ADRs. As at December 31, 2021, the Company had repurchased 291,184,500 common shares and their respective ADRs, corresponding to the total amount of US$5,546. In 2021, the Company approved the cancellation of 152,016,372 common shares held in treasury, equivalent to US$2,401. In February 2022 (subsequent event) the Company approved the cancellation of 133,418,347 shares, also held in treasury.

Early redemption of debt security (notes 6 and 23) – In 2021, the Company early redeemed the 3.75% bonds with maturity date in January 2023, in the total amount of US$884 (EUR750 million), and paid a premium of US$63, recorded as “Expenses with cash tender offer redemption”. The other debt payments made in the year were according with the payment schedule defined in the terms of each loan contracted.

Sale of Mosaic shares (note 14a) – In 2021, the Company sold its entire investment in Mosaic shares for the total amount of US$1,259 and the effects of this transaction were recorded in the stockholders’ equity, therefore, there was no impact in the income statement for the year ended December 31, 2021.

Sale of interest in VNC (notes 6, 15 and 19) – In 2021, the Company concluded the sale of its interest in Vale Nouvelle-Calédonie SAS (“VNC”) to Prony Resources New Caledonia consortium. Upon completion of this transaction, the Company recognized a gain of US$1,132 referring to the cumulative translation adjustments that were recorded in equity to the income statement, as “Other financial items, net”.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

4.            Information by business segment and geographic area

The Company operates the following reportable segments: Ferrous Minerals, Base Metals and Coal (presented as discontinued operations). The segments are aligned with products and reflect the structure used by Management to evaluate the Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted EBITDA, among other measures.

The Company allocates to “Others” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses. Costs related to the Brumadinho event are allocated to "Others" as well.

The main activities of the operating segments are as follows:

Ferrous minerals – Comprise of the production and extraction of iron ore, iron ore pellets, manganese, other ferrous products, and its logistic related services.

Base metals - Include the production and extraction of nickel and its by-products (gold, silver, cobalt, precious metals and others), and copper, as well as its by-products (gold and silver).

Coal (discontinued operation) – Comprise of the production and extraction of metallurgical and thermal coal and its logistic related services. The set of assets related to this segment is classified as “Non-current assets and liabilities related to assets held for sale” (note 16).

a) Adjusted EBITDA

The definition of Adjusted EBITDA for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets.

	Year ended December 31, 2021
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	38,701	(11,468)	(135)	(198)	(330)	10	26,580
Iron ore pellets	7,053	(2,231)	30	(3)	(47)	71	4,873
Ferroalloys and manganese	175	(119)	-	(2)	(15)	-	39
Other ferrous products and services	373	(281)	9	(2)	(2)	-	97
	46,302	(14,099)	(96)	(205)	(394)	81	31,589

Base metals
Nickel and other products	5,377	(3,606)	(5)	(77)	(113)	-	1,576
Copper	2,589	(878)	(9)	(81)	(4)	-	1,617
	7,966	(4,484)	(14)	(158)	(117)	-	3,193
Brumadinho event and de-characterization of dams	-	-	(2,576)	-	-	-	(2,576)
COVID-19	-	-	(44)	-	-	-	(44)
Others (i)	234	(289)	(685)	(185)	(3)	109	(819)
Total of continuing operations	54,502	(18,872)	(3,415)	(548)	(514)	190	31,343

Discontinued operations - Coal	1,083	(1,317)	(26)	(7)	-	78	(189)

Total	55,585	(20,189)	(3,441)	(555)	(514)	268	31,154

(i) Includes the negative EBITDA of VNC in the amount of US$65, since upon the decision to sell this operation, the bodies responsible for making decisions on the Company's operating performance no longer analyze this operation as part of the Base Metals operating segment (notes 15 and 19).

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Year ended December 31, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	27,285	(8,171)	(187)	(127)	(534)	23	18,289
Iron ore pellets	4,242	(1,661)	11	(5)	(77)	116	2,626
Ferroalloys and manganese	225	(179)	-	(2)	(29)	-	15
Other ferrous products and services	326	(254)	3	(2)	-	2	75
	32,078	(10,265)	(173)	(136)	(640)	141	21,005

Base metals
Nickel and other products	4,652	(2,734)	(21)	(42)	(29)	-	1,826
Copper	2,175	(794)	(7)	(68)	(1)	-	1,305
	6,827	(3,528)	(28)	(110)	(30)	-	3,131
Brumadinho event and de-characterization of dams	-	-	(5,257)	-	-	-	(5,257)
COVID-19	-	-	(109)	-	-	-	(109)
Others (i)	640	(810)	(932)	(169)	(12)	32	(1,251)
Total of continuing operations	39,545	(14,603)	(6,499)	(415)	(682)	173	17,519

Discontinued operations - Coal	473	(1,456)	(15)	(28)	-	95	(931)

Total	40,018	(16,059)	(6,514)	(443)	(682)	268	16,588

(i) Includes the reclassification of the negative EBITDA of VNC in the amount of US$150, since upon the decision to sell this operation, the bodies responsible for making decisions on the Company's operating performance no longer analyze this operation as part of the Base Metals operating segment (notes 15 and 19).

	Year ended December 31, 2019
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	23,343	(8,778)	(323)	(123)	(750)	29	13,398
Iron ore pellets	5,948	(2,666)	(20)	(16)	(72)	258	3,432
Ferroalloys and manganese	282	(220)	(8)	(2)	(1)	-	51
Other ferrous products and services	432	(324)	-	(1)	-	9	116
	30,005	(11,988)	(351)	(142)	(823)	296	16,997

Base metals
Nickel and other products	3,954	(2,334)	(74)	(38)	(28)	-	1,480
Copper	1,904	(905)	(5)	(43)	(20)	-	931
	5,858	(3,239)	(79)	(81)	(48)	-	2,411
Brumadinho event and de-characterization of dams	-	-	(7,402)	-	-	-	(7,402)
Others (i)	686	(923)	(507)	(190)	(11)	57	(888)
Total of continuing operations	36,549	(16,150)	(8,339)	(413)	(882)	353	11,118

Discontinued operations - Coal	1,021	(1,638)	1	(30)	-	113	(533)

Total	37,570	(17,788)	(8,338)	(443)	(882)	466	10,585

(i) Includes the reclassification of the negative EBITDA of VNC in the amount of US$237, since upon the decision to sell this operation, the bodies responsible for making decisions on the Company's operating performance no longer analyze this operation as part of the Base Metals operating segment (notes 15 and 19).

Adjusted EBITDA is reconciled to net income (loss) as follows:

Continuing operations

	Year ended December 31,
	2021	2020	2019
Net income from continuing operations attributable to Vale's stockholders	24,736	6,258	324
Net income (loss) attributable to noncontrolling interests	108	(3)	115
Net income from	24,844	6,255	439
Depreciation, depletion and amortization	3,034	3,215	3,489
Income taxes	4,697	735	(595)
Financial results	(3,119)	4,813	3,393
Equity results and other results in associates and joint ventures	1,271	1,020	656
Dividends received and interest from associates and joint ventures	190	173	353
Impairment and disposal of non-current assets	426	1,308	3,383
Adjusted EBITDA from continuing operations	31,343	17,519	11,118

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Discontinued operations (Coal)

	Year ended December 31,
	2021	2020	2019
Loss from discontinued operations attributable to Vale's stockholders	(2,291)	(1,377)	(2,007)
Loss attributable to noncontrolling interests	(85)	(347)	(612)
Loss	(2,376)	(1,724)	(2,619)
Depreciation, depletion and amortization	69	19	237
Income taxes	(821)	(297)	-
Financial results	(447)	(2)	20
Equity results in associates and joint ventures	26	43	25
Dividends received and interest from associates and joint ventures (i)	78	95	113
Impairment of non-current assets	3,282	935	1,691
Adjusted EBITDA from discontinued operations	(189)	(931)	(533)

(i) Includes the remuneration of the financial instrument of the Coal segment.

b)            Assets by segment

	December 31, 2021			December 31, 2020
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)
Ferrous minerals	2,186	1,113	28,988	2,017	1,154	29,436
Base metals	1,384	17	20,127	1,231	18	19,549
Coal (note 16)	-	-	-	25	-	-
Others	21	621	1,827	-	859	1,459
Total	3,591	1,751	50,942	3,273	2,031	50,444

	Year ended December 31,
	2021			2020			2019
	Capital expenditures (i)			Capital expenditures (i)			Capital expenditures (i)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	2,496	531	1,771	2,134	258	1,768	1,685	385	2,063
Base metals	1,518	344	1,213	1,415	239	1,351	1,089	151	1,191
Others (ii)	20	124	50	156	25	96	146	8	235
Total	4,034	999	3,034	3,705	522	3,215	2,920	544	3,489

(i) Amounts disbursed during the periods presented above.

(ii) Includes the reclassification of VNC under the captions “Sustaining capital” and “depreciation, depletion and amortization”, in the amount of US$151 and US$46, respectively, for the year ended December 31, 2020 and in the amount of US$136 and US$160, respectively, for the year ended December 31, 2019.

c) Assets by geographic area

	December 31, 2021				December 31, 2020
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	1,730	7,050	23,793	32,573	1,760	7,341	23,364	32,465
Canada	-	1,958	12,441	14,399	-	1,951	11,798	13,749
Americas, except Brazil and Canada	-	-	3	3	234	-	5	239
Europe	-	-	739	739	-	-	894	894
Indonesia	-	1	2,723	2,724	-	2	2,729	2,731
Asia, except Indonesia and China	21	-	874	895	20	-	951	971
China	-	2	21	23	17	2	19	38
Oman	-	-	1,337	1,337	-	-	1,388	1,388
Total	1,751	9,011	41,931	52,693	2,031	9,296	41,148	52,475

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Net operating revenue by geographic area

	Year ended December 31, 2021
	Ferrous minerals	Base metals	Others	Total
Americas, except United States and Brazil	877	402	4	1,283
United States of America	392	1,151	-	1,543
Germany	618	1,416	-	2,034
Europe, except Germany	2,373	2,323	-	4,696
Middle East, Africa, and Oceania	2,140	15	-	2,155
Japan	3,977	546	-	4,523
China	27,510	1,093	-	28,603
Asia, except Japan and China	3,536	965	-	4,501
Brazil	4,879	55	230	5,164
Net operating revenue	46,302	7,966	234	54,502

	Year ended December 31, 2020
	Ferrous minerals	Base metals	Others	Total
Americas, except United States and Brazil	334	83	343	760
United States of America	244	797	-	1,041
Germany	357	1,169	-	1,526
Europe, except Germany	1,214	2,356	-	3,570
Middle East, Africa, and Oceania	1,418	17	-	1,435
Japan	1,793	400	-	2,193
China	22,202	922	-	23,124
Asia, except Japan and China	2,068	931	-	2,999
Brazil	2,448	152	297	2,897
Net operating revenue	32,078	6,827	640	39,545

	Year ended December 31, 2019
	Ferrous minerals	Base metals	Others	Total
Americas, except United States and Brazil	523	532	303	1,358
United States of America	404	931	-	1,335
Germany	1,161	522	-	1,683
Europe, except Germany	1,514	1,715	-	3,229
Middle East, Africa, and Oceania	2,083	20	-	2,103
Japan	2,057	426	-	2,483
China	17,572	670	-	18,242
Asia, except Japan and China	2,032	816	-	2,848
Brazil	2,659	226	383	3,268
Net operating revenue	30,005	5,858	686	36,549

        Accounting policy

Revenue from sales - Revenue is recognized when the control of a good or service is transferred to a customer. Since Vale’s sales are under different shipping terms, revenue could be recognized when the product is available at the loading port, loaded on the ship, at the port of discharge or at the customer’s warehouse.

A relevant proportion of Vale’s sales are under Cost and Freight (“CFR”) and Cost, Insurance and Freight (“CIF”) Incoterms, in which the Company is responsible for providing shipping services after the date that Vale transfers control of the goods to the customers. Shipping services for CFR and CIF contracts are considered as a separate performance obligation in which a proportion of the transaction price is allocated and recognized over time as the shipping services are provided.

In general, the contract payment terms consider the upfront payments or the use of letters of credit. The payment terms do not have a significant financing component. In some cases, the sale price is determined on a provisional basis at the date of sale and adjustments to the sale price subsequently occur based on movements in the quoted market or contractual prices up to the date of final pricing.

Revenue is recognized based on the estimated fair value of the total consideration receivable, and the provisionally priced sale mechanism embedded within these sale arrangements has the character of a derivative. Accordingly, the fair value of the final sale price adjustment is re-estimated continuously and changes in fair value are recognized as operational revenue in the income statement.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

5.            Costs and expenses by nature

a)            Cost of goods sold, and services rendered

	Year ended December 31,
	2021	2020	2019
Personnel	1,703	1,624	1,923
Materials and services	2,907	2,782	2,814
Fuel oil and gas	1,011	848	1,240
Maintenance	2,812	2,529	2,554
Royalties (i)	1,370	845	791
Energy	639	673	824
Acquisition of products (i)	2,277	946	608
Depreciation, depletion and amortization	2,857	2,961	3,162
Freight (ii)	4,575	3,439	4,023
Others	1,578	917	1,373
Total	21,729	17,564	19,312

Cost of goods sold	21,142	16,982	18,623
Cost of services rendered	587	582	689
Total	21,729	17,564	19,312

(i) In the ferrous minerals segment, the increase is mainly due to the significant increase in the reference price of iron ore compared to 2020.

(ii) The increase is mainly due to the increase in volumes of CFR sales and higher international freight prices.

b)            Selling and administrative expenses

	Year ended December 31,
	2021	2020	2019
Selling	80	81	79
Personnel	170	168	181
Services	107	114	85
Depreciation and amortization	42	49	56
Advertisement	27	17	7
Others	55	62	66
Total	481	491	474

c)            Other operating expenses, net

	Year ended December 31,
	2021	2020	2019
Asset retirement obligations (note 26b)	121	312	92
Provision for litigations (i)	98	73	291
Profit sharing program	126	169	88
COVID-19 expenses (note 2)	44	109	-
Disposals of materials and inventories	5	19	47
Others	6	118	1
Total	400	800	519

(i) In 2019, includes the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

6.	Financial results

	Year ended December 31,
	2021	2020	2019
Financial income
Short-term investments	226	129	247
Others (i)	111	178	206
	337	307	453
Financial expenses
Loans and borrowings gross interest	(671)	(742)	(943)
Capitalized loans and borrowing costs	59	70	140
Participative stockholders' debentures	(716)	(1,565)	(1,475)
Interest on REFIS	(54)	(55)	(154)
Interest on lease liabilities	(63)	(65)	(71)
Financial guarantees (ii)	312	(468)	(353)
Expenses with cash tender offer repurchased	(63)	-	(265)
Others	(457)	(366)	(563)
	(1,653)	(3,191)	(3,684)
Other financial items, net
Net foreign exchange gains (losses)	408	(549)	71
Derivative financial instruments (note 20)	(23)	(1,210)	244
Reclassification of cumulative translation adjustments to the income statement (notes 2 and 15)	4,326	-	-
Indexation losses, net	(276)	(170)	(477)
	4,435	(1,929)	(162)
Total	3,119	(4,813)	(3,393)

(i) 2020 includes amounts related to Eletrobras contingent assets in the amount of US$59 (note 28e).

(ii) Refers to the fair value adjustments on financial guarantees given to associates due to their rating improvement, leading to a decrease in the probability of default on the guaranteed loans (notes 15c and 23e).

Accounting policy

Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the transaction date. The foreign exchange gains and losses resulting from the translation at the exchange rates prevailing at the end of the year are recognized in the income statement as “financial income or expense”. The exceptions are transactions related to qualifying net investment hedges or items that are attributable to part of the net investment in a foreign operation, for which gains, and losses are recognized as a component of other comprehensive income.

7.	Streaming transactions

Cobalt streaming

In June 2018, the Company entered into two different agreements, one with Wheaton Precious Metals Corp (“Wheaton”) and the other with Anglo Pacific Group (“APG”), to sell a stream equivalent to 75% of the cobalt to be extracted as a by-product from the Voisey’s Bay mine, in Canada. Upon completion of the transaction, the Company received an aggregate upfront payment of US$690, which the Company has been investing on the Voisey’s Bay underground mine expansion project.

The operation was bifurcated into two identifiable components (i) US$130 allocated to property, plant and equipment, which is amortized over the useful life of the mine, together with the depreciation of assets related to the Voisey's Bay underground mine; and (ii) US$560 as a contract liability related to the services for cobalt extraction to the extent that Vale operates as an agent for Wheaton and APG.

Wheaton and APG are entitled to receive 42.4% and 32.6%, respectively, of cobalt equivalent to the production from the Voisey's Bay mine, while Vale retains the rights to 25% of the production. Vale also receives additional payments of 20%, on average, of the market reference price for cobalt, for each pound of finished cobalt delivered.

As at December 31, 2021, the outstanding contract liability balance is US$505 (US$690 as at December 31, 2020).

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Gold streaming

Between 2013 and 2016, the Company received cash proceeds of US$3,600 from Wheaton to sell the mining right related to part of the gold extracted as a by-product of the Salobo copper and nickel mines in Sudbury. Since then, Wheaton holds the rights to 75% of the contained gold in the copper concentrate from the Salobo mine and 70% of the gold extracted as a by-product of the Sudbury nickel mines.

The transactions were bifurcated into two identifiable components (i) the sale of the mineral rights and, (ii) the contract liability related to the services for gold extraction on the portion in which Vale operates as an agent for Wheaton gold extraction.

As at December 31, 2021, the outstanding contract liability is US$1,274 (US$1,315 as at December 31, 2020).

Accounting policy

The Company recognizes contract liabilities in the event it receives payments from customers before a sale meets criteria for revenue recognition. Proceeds received under the terms of the streaming transaction are accounted for as “streaming transactions” and included within liabilities.

Contract liability is initially recognized at fair value, net of transaction costs incurred, and is subsequently carried at amortized cost and updated using the effective interest rate method. Contract liability is released in the income statement based on the volume produced compared to the total proved and probable reserves of gold or cobalt.

Critical accounting estimates and judgments

Defining the gain on sale of mineral interest and the contract liabilities portion of the gold transaction requires the use of critical accounting estimates including, but not limited to: (i) allocation of costs between the product and the by-product based on relative prices; (ii) expected margin for the independent components (sale of mineral rights and service for gold and cobalt extraction); and (iii) discount rates used to measure the present value of future inflows and outflows.

8.	Income taxes

a) Deferred income tax assets and liabilities

	Year ended December 31, 2021
	2021	2020
Taxes losses carryforward	5,757	4,328
Temporary differences:
Employee post retirement obligations	504	744
Provision for litigation	346	356
Timing differences arising from assets and liabilities	4,384	4,331
Fair value of financial instruments	1,373	1,355
Allocated goodwill	(2,857)	(2,623)
Others	53	74
	3,803	4,237
Total	9,560	8,565
Assets	11,441	10,335
Liabilities	(1,881)	(1,770)
	9,560	8,565

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Changes in deferred tax are as follows:

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2019	9,217	1,882	7,335
Taxes losses carryforward	77	-	77
Timing differences arising from assets and liabilities	1,690	-	1,690
Fair value of financial instruments	756	-	756
Allocated goodwill	-	(108)	108
Others	32	-	32
Effect in income statement	2,555	(108)	2,663
Transfers between assets and liabilities	38	38	-
Translation adjustment	(1,811)	(37)	(1,774)
Other comprehensive income	39	(5)	44
Tax loss carryforward from coal operations (note 16)	297	-	297
Balance at December 31, 2020	10,335	1,770	8,565
Taxes losses carryforward	830	-	830
Timing differences arising from assets and liabilities	226	-	226
Fair value of financial instruments	75	-	75
Allocated goodwill	-	138	(138)
Others	(27)	-	(27)
Effect in income statement	1,104	138	966
Transfers between asset and liabilities	(155)	(155)	-
Translation adjustment	(649)	(13)	(636)
Other comprehensive income	(15)	141	(156)
Tax loss carryforward from coal operations (note 16)	821	-	821
Balance at December 31, 2021	11,441	1,881	9,560

Tax loss carryforward does not expire in the Brazilian jurisdiction and their compensation is limited to 30% of the taxable income for the year. The local profits of foreign subsidiaries are also taxed in Brazil and there is no restriction on their offset against tax losses generated previously by the foreign entity.

b)	Income tax reconciliation – Income statement

The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Year ended December 31,
	2021	2020	2019
Income (loss) before income taxes	29,541	6,990	(156)
Income taxes at statutory rate – 34%	(10,044)	(2,377)	53
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders' equity	260	316	601
Tax incentives	2,826	211	189
Equity results	167	(27)	85
Addition of tax loss carryforward (i)	251	769	25
Unrecognized tax losses of the year	(115)	(215)	(551)
Others (ii)	1,958	588	193
Income taxes	(4,697)	(735)	595

(i) In 2020, it refers mainly to exchange variation on tax loss carryforwards of foreign subsidiaries.

(ii) In 2021, it refers substantially to the reclassification of cumulative translation adjustments to the income statement for the year (note 15).

c)	Tax incentives

In Brazil, the Company has tax incentives to partially reduce the income tax generated by the operations conducted in the North and Northeast regions that includes iron ore, copper, and nickel. The incentive is calculated based on the taxable income of the incentive activity (tax operating income) and considers the allocation of tax operating income into different incentives applicable to different tranches of production during specified periods for each product, usually 10 years. Most of the Company’s incentives are expected to expire until 2024 and the last recognized tax incentive will expire in 2027. An amount equal to that obtained with the tax saving must be appropriated in retained earnings reserve account in stockholders’ equity and cannot be distributed as dividends to stockholders.

In addition to those incentives of the income tax due, the Company can reinvest the acquisition of new machinery and equipment, subject to subsequent approval by the responsible regulatory agency, Superintendence for the Development of the Amazon (“SUDAM”). The reinvestment subsidy expected to expire in 2023, is accounted in retained earnings reserve account, which restricts its distribution as dividends to stockholders.

The Company is subject to the assessment of income tax by local tax authorities in a range up to 10 years depending on jurisdiction where the Company operates.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d)	Income taxes - Settlement program (“REFIS”)

	Year ended December 31,
	2021	2020
Current liabilities	324	340
Non-current liabilities	1,964	2,404
REFIS liabilities	2,288	2,744

SELIC rate	9.25%	2.00%

The balance is mainly related to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As at December 31, 2021, the payment is parceled in 82 months (94 monthly parcels as at December 31, 2020), bearing SELIC interest rate (Special System for Settlement and Custody).

e)	Uncertain tax positions

The Company is engaged in discussions with the tax authorities in Brazil related to certain tax positions adopted in the calculation of income tax and social contribution on net income, which current analysis of prognosis, based on internal and external assessment of legal advisors, is that they are likely to be accepted in decisions by higher courts of appeals. However, the final determination is uncertain and depends on factors not controlled by the Company, such as changes in case law and changes in tax laws and regulations.

The assessed amount under discussion with the tax authorities is US$3,544 (R$19,780 million) as at December 31, 2021 (US$2,296 (R$11,930 million) as at December 31, 2020). In addition, if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters, there would also be a reduction of tax losses in the amount of US$552 (R$3,080 million) (US$450 (R$2,340 million) as at December 31, 2020). A summary of these proceedings under discussion, previously disclosed as contingencies with possible risk of loss, and their potential effects, is presented below:

(e.i) Transfer pricing over the exportation of ores to a foreign subsidiary

The Company was assessed for the IRPJ and CSLL, for the years of 2015, 2016 and 2017 since the tax agent has disregarded the intermediation cost used in the calculation of the transfer pricing over the exportation of iron ore, pellets, copper and manganese to its foreign controlled company. The Company is challenging these assessments in the administrative level and a decision is pending.

The Company maintains the method of calculating the transfer price, as it considers it to be the most appropriate tax treatment for interpreting the rules in force and applicable to the subject, while discussing the aforementioned charges at the administrative level.

The total amount in dispute is US$669 (R$3,732 million) as at December 31, 2021 (2020: US$695 (R$3,614 million)). In addition, there was a reduction of the tax losses from 2015, 2016 and 2017, with the corresponding tax impact of US$337 (R$1,883 million). The amount under discussion is US$1,885 (R$10,519 million) for the 2018 to 2021 fiscal years.

(e.ii) Expenses of interest on capital (“JCP”)

In 2021, Vale received assessments for the collection of IRPJ, CSLL and fines, on the grounds that the deduction of JCP was improper, referring to the base years of 2017 and 2018. The amount under discussion is US$981 (R$5,477 million) as at December 31 2021 (US$659 (R$3,423 million) as at December 31, 2020). In addition, the tax effect of the potential reduction in the tax loss carryforward is US$125 (R$699 million). The Company presented administrative defenses for these assessments and is awaiting a decision.

(e.iii) Deduction of CSLL in Brazil

In 2004, a definitive decision of the Superior Court of Justice (“STJ”) granted to the Company the right to deduct the Social Contribution on Net Income (“CSLL”) from the taxable base of the corporate income tax (“IRPJ”). The Federal Government filed a rescission action (“ação rescisória”) in 2006, seeking to reverse the 2004 decision. In 2019, the Federal Court of Appeals (“TRF”) upheld the rescission action and, although the decision was not final, the Company decided not to deduct the CSLL from the taxable income from 2018.

In November 2020, the Company received a tax assessment notice for the collection of IRPJ for the years 2016 and 2017, related to the deduction of CSLL from the respective years in which Vale was supported by a final court decision. The total amount assessed is US$422 (R$2,357 million) on the base date of these financial statements (2020: US$435 (R$2,259 million)).

Vale believes that the rescission action brought by the Federal Government is not applicable (Precedent 343 issued by the Brazilian Supreme Court) and, even if it were, the fiscal years prior to the eventual favorable decision on the rescission action could not be charged to the Company. Any understanding conflicting to that interpretation violates the Brazilian legal framework and the consolidated jurisprudence.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(e.iv) Goodwill amortization

The Company received tax assessment notices for the periods between 2013 and 2016, due to the deduction of goodwill amortization expenses recorded by Vale in the acquisition of CAEMI, after its merger by Vale. The Company is discussing the charges at the administrative level and the potential loss is classified as possible in the amount of US$287 (R$1,603 million) as at December 31, 2021 (US$300 (R$1,558 million) as at December 31, 2020).

(e.v) Proceeding related to income tax paid abroad

In 2021, Vale received a tax assessment for the collection of US$399 (R$2,225 million) due to the disregard of taxes paid abroad that were offset by the IRPJ debt in 2016. Tax authorities allege the Company has failed to comply with the applicable rules relating to the offset, in Brazil, of income taxes paid abroad. The Company had filed an administrative appeal and a decision is pending.

(e.vi) Expenses with payments to Fundação Renova

The Company deducts payments made to Fundação Renova arising from the obligation entered into in the Transaction and Conduct Adjustment Agreement (“TTAC”) and from its subsidiary liability in the agreement when Samarco does not make these payments directly. Vale understands that the deduction of such expenses is adequate, since its liability is objective, arising from the obligation entered into in the TTAC and its status as a shareholder.

In December 2021, the Company received a tax assessment notice for the collection of IRPJ and CSLL of US$21 (R$115 million) alleging that the expenses incurred with Fundação Renova were improperly deducted from the computation of the Company’s income tax, as they understand that these expenses are not necessary for Vale's operational activities. For the fiscal years 2017 to 2021, the amount under discussion is US$426 (R$2,376 million).

(e.vii) Incidence of IRPJ and CSLL on SELIC rate in the repetition of undue payment

In September 2021, the Federal Supreme Court (“STF”) decided in a judgment with general repercussion, that the incidence of IRPJ and CSLL on amounts referring to the SELIC rate received as a result of repetition of tax overpayment is unconstitutional. After the publication of the decision of the leading case judgment with a conclusion favorable to the taxpayers, the Company recognized a gain of US$34 in the income statement for the year ended December 31, 2021.

Accounting policy

The Brazilian corporate tax law requires the taxation on the income generated from foreign subsidiaries and, therefore, income tax charge is calculated using the tax rate enacted at the end of the reporting period in Brazil. The effects of the income tax calculation in the consolidated financial statements are calculated by applying the differential between the Brazilian income tax rate and the local income tax rate of each jurisdiction where the Company’s subsidiaries operate and generate taxable income.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and it establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities. The liabilities related to uncertain tax positions are recorded only after determining, based on the position of its internal and external legal advisors, a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities.

Deferred income taxes are recognized based on temporary differences between carrying amount and the tax basis of assets and liabilities as well as tax losses carryforward. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority.

The deferred tax assets arising from tax losses and temporary differences are not recognized when it is not probable that future taxable profit will be available against which temporary differences and/or tax losses can be utilized.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in stockholder’s equity. In this case, the tax is also recognized in other comprehensive income or directly in stockholder’s equity, respectively.

Critical accounting estimates and judgments

Deferred income tax - Significant judgements, estimates and assumptions are required to determine the amount of deferred tax assets that are recognized based on the likely timing and future taxable profits. Deferred tax assets arising from tax losses carryforward and temporary differences are recognized considering assumptions and projected cash flows. Deferred tax assets may be affected by factors including, but not limited to: (i) internal assumptions on the projected taxable income, which are based on production and sales planning, commodity prices, operational costs and planned capital costs; (ii) macroeconomic environment; and (iii) trade and tax scenarios.

Uncertain tax positions - The Company applies significant judgement in identifying uncertainties over income tax treatments, which could impact the consolidated financial statements. The Company operates in multiple jurisdictions where uncertainties arise in the application of complex tax regulations. The Company and its subsidiaries are subject to reviews of income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of the applicable laws and regulations.

9.	Basic and diluted earnings (loss) per share

The basic and diluted earnings (loss) per share are presented below:

	Year ended December 31,
	2021	2020	2019
Net income (loss) attributable to Vale's stockholders:
Net income from continuing operations	24,736	6,258	324
Loss from discontinued operations	(2,291)	(1,377)	(2,007)
Net income (loss)	22,445	4,881	(1,683)
Thousands of shares
Weighted average number of common shares outstanding	5,012,424	5,129,585	5,127,950

Basic and diluted earnings per share from continuing operations:
Common share (US$)	4.93	1.22	0.06
Basic and diluted loss per share from discontinued operations:
Common share (US$)	(0.46)	(0.27)	(0.39)
Basic and diluted earnings (loss) per share:
Common share (US$)	4.47	0.95	(0.33)

10.	Accounts receivable

	December 31, 2021	December 31, 2020
Receivables from customer contracts
Related parties (note 31)	109	168
Third parties
Ferrous minerals	3,023	4,093
Base metals	668	716
Others	162	66
Accounts receivable	3,962	5,043
Expected credit loss	(48)	(50)
Accounts receivable, net	3,914	4,993

In 2020, the Company had a customer of the Ferrous Minerals Segment whose revenue individually represented 10.1% of the Company’s total revenue. In 2021 and 2019, no customer individually represented 10% or more of the Company’s accounts receivable or revenues.

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price (note 20). The selling price of these products can be measured reliably at each period since the price is quoted in an active market.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables are presented below:

	December 31, 2021
	Thousand metric tons	Provisional price (US$/tone)	Change	Effect on Revenue
Iron ore	22,228	120.3	+/-10%	+/-267
Iron ore pellets	704	187.1	+/-10%	+/-13
Copper	104	11,730.7	+/-10%	+/-122

Accounting policy

Accounts receivable is the total amount due from sale of products and services rendered by the Company. Accounts receivable is recognized at fair value and subsequently measured at amortized cost using the effective interest method, except for component of provisionally priced commodities sales that are subsequently measured at fair value through profit or loss.

The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all accounts receivable. The Company has established a provision matrix that is based on historical credit loss experience, adjusted for forward-looking factors specific to the economic environment and by any financial guarantees related to these accounts receivables.

11.	Suppliers and contractors

	December 31, 2021	December 31, 2020
Third parties - Brazil	1,728	1,782
Third parties - Abroad	1,620	1,413
Related parties (note 31)	127	172
Total	3,475	3,367

12.	Inventories

	December 31, 2021	December 31, 2020
Finished products	2,795	2,712
Work in progress	820	647
Consumable inventory	857	882

Allowance to net realizable value (i)	(95)	(180)
Total	4,377	4,061

(i) In 2021, the effect of provision for net realizable value was US$1 (2020: reversal of US$20).

Finished and work in progress products inventories by segments are presented in note 4(b) and the cost of goods sold is presented in note 5(a).

Accounting policy

Inventories are stated at the lower of cost and net realizable value. Inventory production cost comprises variable and fixed costs, direct and indirect costs of production and are assigned to individual items of inventory based on weighted average costs method. At the end of the reporting period, net realizable value of inventories are assessed and a provision for losses on obsolete or slow-moving inventory may be recognized. The write-downs and reversals are recognized as “Cost of goods sold, and services rendered”.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

13.	Recoverable and payable taxes

	December 31, 2021					December 31, 2020
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax	217	11	162	254	179	17
Brazilian federal contributions	520	511	12	136	458	14
Income taxes	113	413	1,861	107	454	773
Financial compensation for the exploration of mineral resources - CFEM	-	-	59	-	-	80
Others	12	-	83	12	-	68
Total	862	935	2,177	509	1,091	952

ICMS included in PIS and COFINS computation tax base

Vale discussed the issue of the exclusion of ICMS from the taxable basis of the contribution to PIS and COFINS in two lawsuits filed before March 2017. One of the lawsuits includes the triggering events from March 2012 onwards and has a favorable decision definitive. This lawsuit resulted in the recognition of a gain in the amount of US$60 (R$313 million) in the income statement for the year ended December 31, 2020. This amount was calculated based on the assumption that the ICMS to be excluded from the taxable bases is the one paid. With the definition of the subject by the Federal Supreme Court in the leading case, with binding effects to all taxpayers, which determined that the ICMS to be excluded is the one highlighted in the invoices, the Company recognized an additional gain of US$26 (R$146 million) in the year ended December 31, 2021.

The lawsuit that covers the triggering events that occurred between December 2001 and February 2012, resulted in the recognition of a gain in the amount of US$145 (R$808 million) in the year ended December 31, 2021 due to the favorable decision obtained by the Company and in line with the recent judgment of the Federal Supreme Court in the aforementioned leading case.

14.	Other financial assets and liabilities

	Current		Non-Current
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Other financial assets
Restricted cash	-	-	117	38
Derivative financial instruments (note 20)	111	134	20	66
Investments in equity securities (i)	-	-	6	757
Loans - Related parties (note 31) (ii)	-	195	-	923
	111	329	143	1,784
Other financial liabilities
Derivative financial instruments (note 20)	243	328	592	689
Loans - Related parties (note 31) (ii)	-	490	-	895
Other financial liabilities - Related parties (note 31)	393	235	-	-
Financial guarantees provided (notes 15c and 23e)	-	-	542	877
Liabilities related to the concession grant (notes 14b and 17a)	760	209	1,437	2,103
Contract liability	566	644	-	-
	1,962	1,906	2,571	4,564

(i) The Company has an investment of US$6, corresponding to a 3.24% non-controlling interest in Boston Electrometallurgical Company, whose objective is to promote the development of a technology focused on reducing carbon dioxide emissions in steel production.

(ii) The decrease in non-current liabilities refers to the settlement of loans due to the transaction for acquiring Nacala Logistic Corridor (note 16).

a) Investment in equity securities

The Company held 34.2 million common shares of The Mosaic Company (“Mosaic”), the financial instrument was measured at fair value through other comprehensive income. Thus, changes in the fair value of this investment were accumulated in the Company's stockholders’ equity.

In November 2021, the Company sold the entire investment in Mosaic shares for the total amount of US$1,259 and the related amount in fair value reserve of US$522 was reclassified from other reserves to retained earnings reserve and, therefore, did not result in an impact on the income statement for the year ended December 31, 2021 (note 30c).

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Liabilities related to the concession grant

In December 2020, the Company entered into an agreement with the Federal Government to continue operating its concessions of the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) for thirty years, extending the maturity date from 2027 to 2057. The recognized liability was discounted at present value using the following rates:

	Liability		Discount rate
	December 31, 2021	December 31, 2020	2021	2020
Concessions grants	586	542	11.04%	11.04%
Midwest Integration Railway ("FICO")	1,206	1,306	5.11%	2.59%
Infrastructure program	342	264	5.22%	3.08%
West-East Integration Railway ("FIOL")	62	200	5.75%	2.67%
Total	2,196	2,312

Concession grants – Payments for the concession grants are made in quarterly installments. This commitment is measured based on the net present value of the thirty-year projected cash flows. On October 28, 2021, the Company approved the prepayment of part of the concession agreements, in the amount of US$367, which is expected to be settled in 2022.

Midwest Integration Railway ("FICO") – Construction of 383 km section between the municipalities of Mara Rosa, in Goiás, and Água Boa, in Mato Grosso. The construction started in 2021 and its execution is expected to take 6 years.

Infrastructure program - Comprises over 450 separate projects designed to improve safety and reduce trespass where the railways pass through urban areas. The program will benefit 25 to 33 municipalities intercepted by EFC and EFVM, respectively.

West-East Integration Railway ("FIOL") - Acquisition and delivery of rails and sleepers, which the Federal Government will use for the construction of section II of FIOL, which will connect the municipalities of Caetité and Barreiras, in Bahia, and other miscellaneous commitments.

The concession contract renewal requires the review and physical inspection of the railway assets by the National Land Transport Agency (“ANTT”). In addition, the ANTT may require, at their discretion, further investments on the concession network. Furthermore, there is a provision for the Company to complete a minimum percentage of certain investments by 2027. In these circumstances, discussions on the economic and financial rebalancing of the contracts will be required and depending on the result of the physical inventory review and if new investments are demanded, the carrying amount may have a material impact in the future.

Financial guarantees

In addition, as a condition for signing the contracts, the Company contracted a financial guarantee with coverage of US$180 as at December 31, 2021. These insurance contracts guarantee compensation, up to the amount established in the policy, for any losses arising from non-compliance of the contractual obligations assumed by Vale in the concession contracts.

Accounting policy

Concessions – Railway concessions liabilities consist of the following future payments discounted at present value: (i) fixed payments for the concession; (ii) amounts expected to be disbursed for constructing railways and infrastructure; (iii) cost of acquiring equipment to be made available for the granting authority; and (iv) other miscellaneous obligations and commitments that complement the early extension of the railway concessions agreement.

Grant payments are discounted using the regulatory weighted average cost of capital (“WACC”), which is the interest rate explicit in the concession agreement as determined by the ANTT, and payments related to other investment obligations are discounted at an incremental rate to reflect the time value of money, that is, a risk-free interest rate applicable to the economic environment in which the Company operates and with terms and conditions equivalent to the obligations assumed.

The amounts payable in relation to the concession granted are initially accounted for as intangible in accordance with the accounting policy, disclosed in note 17.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

15.	Investments in subsidiaries, associates, and joint ventures

			Investments in associates and joint ventures		Equity results in the income statement			Dividends received
			December 31,		Year ended December 31,			Year ended December 31,
Associates and joint ventures	% ownership	% voting capital	2021	2020	2021	2020	2019	2021	2020	2019
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	21	20	4	1	4	1	-	-
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	51	48	46	8	48	33	34	62
Companhia Hispano-Brasileira de Pelotização	50.89	50.89	38	43	1	11	37	7	27	50
Companhia Ítalo-Brasileira de Pelotização	50.90	51.00	48	44	40	10	30	23	23	54
Companhia Nipo-Brasileira de Pelotização	51.00	51.11	129	121	40	8	84	8	32	92
MRS Logística S.A.	48.16	46.75	418	398	75	34	50	9	22	29
Samarco Mineração S.A. (note 25)	50.00	50.00	-	-	-	-	-	-	-	-
VLI S.A.	29.60	29.60	408	480	(40)	(22)	1	-	2	9
			1,113	1,154	166	50	254	81	140	296
Base metals
Korea Nickel Corp.	25.00	25.00	17	18	1	-	-	-	-	-
			17	18	1	-	-	-	-	-
Others
Aliança Geração de Energia S.A.	55.00	55.00	367	367	53	28	31	25	24	28
Aliança Norte Energia Participações S.A.	51.00	51.00	105	117	(4)	(8)	4	-	-	-
California Steel Industries, Inc.	50.00	50.00	-	234	228	(7)	23	84	-	29
Companhia Siderúrgica do Pecém	50.00	50.00	99	-	56	(131)	(69)	-	-	-
Mineração Rio do Norte S.A.	40.00	40.00	-	71	(5)	(3)	15	-	9	-
Others			50	70	(1)	(5)	(5)	-	-	-
			621	859	327	(126)	(1)	109	33	57
Total			1,751	2,031	494	(76)	253	190	173	353

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The amounts of the investments by segments are presented in note 4(b).

a) Changes in the year

	2021	2020
Balance at January 1,	2,031	2,798
Additions and capitalizations (i)	42	131
Equity results in income statement	494	(76)
Dividends declared	(228)	(128)
Translation adjustment	(128)	(542)
Reduction of investment in VLI	-	(131)
Transfer the equity results to discontinued operations (note 16a)	(26)	(43)
Transfer of CSI to assets held for sale (nota 16c)	(377)	-
Others	(57)	22
Balance at December 31,	1,751	2,031

(i) Refers mainly to the capital increase of Companhia Siderúrgica do Pecém.

Capital reduction in a foreign subsidiary - In December 2021, the Company approved a capital reduction in the amount of US$3,000 in VISA. Therefore, in accordance with the Company's accounting policy for transactions of such nature (note 2), the capital reduction was characterized as a partial disposal, generating a gain of US$2,413 related to the reclassification of the cumulative translation adjustments of this investment, recorded in the stockholders’ equity to the income statement for year ended December 31, 2021, presented as “Other financial items, net” (note 6).

Call options exercised on VLI shares – In December 2020, BNDES Participações S.A. (“BNDESPar”) exercised all its options included in the Call Option Purchase Agreement for share issued by VLI S.A. (“VLI”). In this agreement, options were granted to BNDESPar to purchase shares of VLI held by Vale of up to 8% of VLI's equity.

With the exercise of this option, Vale received US$241 for an 8% stake in VLI, and now holds 29.6% of VLI's total shares, resulting in a gain of US$172, recognized in the income statement for the year ended December 31, 2020 as “Equity results and other results in associates and joint ventures”.

b) Acquisitions and divestitures

Vale Shipping Holding Pte. Ltd (“VSH”) - In October 2021, the Company approved the liquidation of VSH, its wholly-owned subsidiary that owned and operated the Company's vessels. In November 2021, VSH made a repayment of capital to VISA and, as a result, the Company reclassified the total of US$771 arising from the cumulative translation adjustments that was recorded in the Company stockholders’ equity to the income statement for the year ended December 31, 2021, presented as “Other financial items, net” (note 6).

Vale Nouvelle-Calédonie S.A.S. (“VNC”) – In December 2020, the Company signed a binding put option agreement to sell its interest in VNC for an immaterial consideration to Prony Resources consortium. Under the terms of agreement, the Company has assumed an obligation to pay to the buyers an amount of US$500 upon closing of the transaction and this amount has been provided for as at December 31, 2020.

In March 2021, the Company signed the share purchase and sale agreement with Prony Resources, concluding the transaction to sell its interest in VNC. With the final agreement, the Company disbursed US$555 to VNC on the closing of the transaction, which combined with other working capital adjustments, resulted in an additional loss in the amount of US$98, presented as “Impairment and write-off of non-current assets” in income statement for the year ended December 31, 2021.

The agreement also established that Vale has an offtake agreement to purchase a certain amount of VNC’s annual nickel production with a cap price over a period of 13 years. Such cap included in the contract is an embedded derivative. However, it is deemed closely related to the host contract (nickel supply agreement) because the cap was out of the money on inception of the contract. Therefore, this derivative will not be separated from the host contract, which will be accounted for as an executory contract.

Upon closing of the transaction, the Company also recognized a gain of US$1,132 arising from the accumulated exchange differences reclassified from the stockholders’ equity to the income statement under “Other financial items, net”.

Divestment agreement in compliance with PT Vale Indonesia Tbk (“PTVI”) Contract of Work - PTVI, a public company in Indonesia, has an agreement in place with the government of the Republic of Indonesia to operate its mining licenses, expiring in December 2025. According to the agreement, PTVI must meet certain requirements to extend the period of the mining licenses beyond 2025, including the commitment to have Indonesian participants in its shareholding structure.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Following this commitment, in June 2020, the Company signed together with Sumitomo Metal Mining Co., Ltd. (“SMM”), an agreement for the sale of 20% (14.9% from Vale and 5.1% from SMM) of their aggregate stake in PTVI to PT Indonesia Asahan Aluminium (“PT Inalum”), an Indonesia state-owned enterprise. In October 2020, the Company concluded the transaction and received a cash consideration of US$278. This transaction with non-controlling interests resulted in a loss of US$179, which was recognized in the Stockholders’ Equity for the year ended December 31, 2020.

At the closing of the transaction, Vale and SMM which have a stake of 44.3% and 15%, respectively, totaling a 59.3% interest in PTVI, signed a block voting agreement, in which SMM is required to follow Vale’s vote on relevant operational and financial decisions concerning PTVI. Therefore, the Company continues consolidating PTVI in its financial statements.

Henan Longyu Energy Resources Co., Ltd (“Henan Longyu”) - In December 2019, the Company entered into an agreement to sell its 25% interest in Henan Longyu, a company that operates two coal mines in China, for a total cash consideration of US$156. Therefore, this investment was classified as held for sale and an impairment of US$163 was recorded as “Equity results and other results in associates and joint ventures” in the income statement for the year ended December 31,2019. In 2020, the conditions precedent of the agreement were concluded and the Company received the total amount agreed at the closing of the transaction.

Following the conclusion of the transaction, the Company recorded a gain of US$116 due to the recycling of the cumulative translation adjustments to the income statement, which was recorded in the income statement for the year ended December 31,2020 as “Equity results and other results in associates and joint ventures”.

New Steel Global N.V. (“New Steel”) – In January 2019, the Company acquired 100% of the share capital of New Steel and gained its control for the total cash consideration of US$496. New Steel is a company that develops processing and beneficiating technologies for iron ore through a completely dry process. The consideration paid is mainly attributable to the research and development project for processing of iron ore with lower carbon dioxide. The intangible assets are not subject to amortization until the operational phase is reached, which is expected to start on 2022 (note 17). On February 24, 2022 (subsequent event), the Company's Board of Directors approved the proposed recommendation to the General Meeting for the merger of New Steel into Vale S.A.

Ferrous Resources Limited (“Ferrous”) - In August 2019 the Company acquired 100% of the share capital of Ferrous, a company that owned iron ore mines nearby some of the Company’s operations in the states of Minas Gerais, Brazil for cash consideration of US$525. Ferrous has been acquired to gain access to additional reserves for the Company. At the General Shareholders' Meeting in 2020, its main wholly-owned subsidiary Ferrous Resources do Brasil S.A. was merged into Vale S.A.

Project West III – In October 2020, the Company approved the incorporation of a joint venture with Ningbo Zhoushan Port Company Limited (“Ningbo Zhoushan Port”), to build and operate the project to expand the Shulanghu Port facilities, located in China. The Project secures strategic port capacity in China to further Vale’s shipping and distribution costs optimization. Vale will own 50% of the joint venture and Vale's capital contribution to the project is estimated to range from US$110 to US$160. The construction of the project will start after both parties obtain the anti-trust and other regulatory approvals in China and is expected to last 3 years.

c) Financial guarantees

As of December 31, 2021 and 2020, the total guarantees granted by the Company (within the limit of its direct or indirect interest) for certain associates and joint ventures totaled US$1,513 and US$1,557, respectively. The fair value of the financial guarantees as of December 31, 2021 and 2020 totaled US$542 and US$877, respectively, and is recorded in the balance sheet as “Other non-current liabilities”.

d) Summarized financial information

The summarized financial information about relevant associates and joint ventures for the Company are as follow. The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies. The summarized financial information about Samarco is presented in note 25.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	December 31, 2021
	Aliança Geração de Energia	Aliança Norte Energia	CSP (i)	Pelletizing plants (ii)	MRS Logística	VLI S.A.
Current assets	112	-	566	425	497	494
Non-current assets	824	206	2,615	267	1,910	3,550
Total assets	936	206	3,181	692	2,407	4,044

Current liabilities	46	-	438	166	447	580
Non-current liabilities	223	-	2,545	1	1,092	2,085
Total liabilities	269	-	2,983	167	1,539	2,665
Stockholders’ equity	667	206	198	525	868	1,379

Net revenue	185	-	2,242	396	820	1,109
Net income (loss)	96	(7)	891	250	155	(136)

	December 31, 2020
	Aliança Geração de Energia	Aliança Norte Energia	CSI	CSP (i)	Pelletizing plants (ii)	MRS Logística	Nacala Corridor Holding Netherlands B.V. (i)	VLI S.A.
Current assets	138	-	336	346	300	412	524	614
Non-current assets	711	229	344	2,234	258	1,701	4,349	3,737
Total assets	849	229	680	2,581	558	2,113	4,874	4,351

Current liabilities	48	-	63	737	53	389	573	607
Non-current liabilities	134	-	148	2,623	-	898	4,684	2,123
Total liabilities	182	-	211	3,360	53	1,286	5,257	2,729
Stockholders’ equity (negative reserves)	668	229	469	(779)	504	827	(383)	1,622

Net revenue	186	-	665	1,176	104	640	611	1,011
Net income (loss)	51	(15)	(14)	(835)	73	70	(87)	(59)

(i) The joint ventures and its results are accounted for under the equity method, in which the accumulated losses are capped to the Company ́s interest in the investee’s capital based on the applicable law and requirements. That is, after the investment is reduced to zero, the Company does not recognize any further losses nor liabilities associated with the investee.

(ii) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, and Companhia Nipo-Brasileira de Pelotização.

e) Subsidiaries

The significant consolidated entities in each business segment are as follows:

	Location	Main activity/Business	% Ownership	% Voting capital	% Noncontrolling interest
Direct and indirect subsidiaries
Companhia Portuária da Baía de Sepetiba	Brazil	Iron ore	100.0%	100.0%	0.0%
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and manganese	100.0%	100.0%	0.0%
Minerações Brasileiras Reunidas S.A. (“MBR”)	Brazil	Iron ore	100.0%	100.0%	0.0%
Salobo Metais S.A.	Brazil	Copper	100.0%	100.0%	0.0%
PT Vale Indonesia	Indonesia	Nickel	44.3%	44.3%	55.7%
Vale Holdings B.V.	Netherlands	Holding and research	100.0%	100.0%	0.0%
Vale Canada Limited	Canada	Nickel	100.0%	100.0%	0.0%
Vale International S.A.	Switzerland	Trading and holding	100.0%	100.0%	0.0%
Vale Malaysia Minerals Sdn. Bhd.	Malaysia	Iron ore	100.0%	100.0%	0.0%
Vale Oman Distribution Center LLC	Oman	Iron ore and pelletizing plant	100.0%	100.0%	0.0%
Vale Oman Pelletizing Company LLC	Oman	Pelletizing plant	70.0%	70.0%	30.0%

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

f) Noncontrolling interest

Summarized financial information

The summarized financial information, prior to the eliminations of the intercompany balances and transactions, about subsidiaries with material noncontrolling interest are as follow. The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

	December 31, 2021
	PTVI	Vale Moçambique	Vale Oman Pelletizing	Others	Total
Current assets	771	420	92	-	-
Non-current assets	1,875	195	633	-	-
Related parties – Stockholders	82	6	25	-	-
Total assets	2,728	621	750	-	-

Current liabilities	174	224	97	-	-
Non-current liabilities	70	74	157	-	-
Related parties – Stockholders	-	12,072	296	-	-
Total liabilities	244	12,370	550	-	-

Stockholders' equity (negative reserves)	2,484	(11,749)	200	-	-
Equity (negative reserves) attributable to noncontrolling interests	1,383	(587)	60	(21)	834

Net income	198	326	27	-	-
Net income (loss) attributable to noncontrolling interests	110	(85)	8	(10)	23

Dividends paid to noncontrolling interests	18	-	12	-	30

	December 31, 2020
	PTVI	VNC	Vale Moçambique S.A.	Vale Oman Pelletizing	Others	Total
Current assets	595	2	352	58	-	-
Non-current assets	1,881	-	168	650	-	-
Related parties – Stockholders	61	49	29	47	-	-
Total assets	2,537	51	549	755	-	-

Current liabilities	162	-	341	37	-	-
Non-current liabilities	53	-	98	198	-	-
Related parties – Stockholders	-	281	12,185	325	-	-
Total liabilities	215	281	12,624	560	-	-

Stockholders’ equity (negative reserves)	2,322	(230)	(12,075)	195	-	-
Equity (negative reserves) attributable to noncontrolling interests	1,292	(12)	(2,330)	59	68	(923)

Net income (loss)	84	(669)	(1,804)	20	-	-
Net income (loss) attributable to noncontrolling interests	35	(33)	(348)	6	(9)	(350)

Dividends paid to noncontrolling interests	-	-	-	14	-	14

Accounting policy

Subsidiaries – The Company consolidates all entities over which it has control, that is, when: (i) the Company is exposed or has rights over variable returns from its involvement with the investee; and (ii) has the ability to direct the investee’s significant activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Consolidation is interrupted from the date on which the Company ceases to have control.

Transactions with noncontrolling interests – Investments held by other investors in Vale’s subsidiaries are classified as noncontrolling interests (“NCI”). The Company treats transactions with noncontrolling interests as transactions with the Company’s stockholders. For purchases or disposals of non-controlling interests, the difference between the consideration paid and the book value of the acquired portion of the subsidiary's net assets is recorded directly in equity under “Acquisitions and disposals of non-controlling interests”.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Loss of control – When the Company ceases to have control, any interest retained in the entity is remeasured at its fair value, with the change in the carrying amount recognized in profit or loss. Amounts previously recognized in other comprehensive income are reclassified to the income statement.

Investments in associates and joint arrangements – Associates are all entities over which the Company has significant influence, but not control, generally through an equity interest of 20% to 50% of the voting rights. If the equity interest in the associate is reduced, but significant influence is retained, only a proportionate portion of the amounts previously recognized in other comprehensive income will be reclassified to profit or loss, when appropriate. Dilution gains and losses, incurred on interests in associates, are recognized in the income statement.

Joint arrangements are all entities over which the Company has shared control with one or more parties. Joint arrangement investments are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor.

The joint operations are recorded in the financial statements to represent the Company’s contractual rights and obligations. Accordingly, the assets, liabilities, income and expenses related to the joint operation are recorded individually in the financial statements.

Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost. The Company investment in joint ventures includes the goodwill identified in the acquisition, net of any impairment loss. The Company interest in the profits or losses of its joint ventures is recognized in the income statement and participation in the changes in reserves is recognized in the Company's reserves. When the Company’s interest in the losses of an associate or joint venture is equal to or greater than the carrying amount of the investment, including any other receivables, the Company does not recognize additional losses, unless it has incurred obligations or made payments on behalf of the joint venture.

Critical accounting estimates and judgments

Judgment is required in some circumstances to determine whether after considering all relevant factors, the Company has either control, joint control or significant influence over an entity. Significant influence includes situations of collective control.

The Company holds the majority of the voting capital in five joint arrangements (Aliança Geração de Energia S.A., Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização), but management has concluded that the Company does not have a sufficiently dominant voting interest to have the power to direct the activities of these entities. As a result, these entities are accounted under equity method due to shareholder’s agreements where relevant decisions are shared with other parties.

16.            Non-current assets and liabilities held for sales and discontinued operations

	December 31, 2021
	Coal (Discontinued operation)	Manganese	Other assets	Total
Assets
Accounts receivable	-	11	-	11
Inventories	167	12	-	179
Taxes	364	17	-	381
Investments	-	-	377	377
Other assets	21	1	6	28
Total assets	552	41	383	976

Liabilities
Suppliers and contractors	110	10	-	120
Other liabilities	232	3	-	235
Total liabilities	342	13	-	355

Net non-current assets held for sale	210	28	383	621

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a)	Coal (Discontinued operation)

The Company has metallurgical and thermal coal mining and processing operations in Vale Moçambique S.A. (“Vale Moçambique”) which is a company controlled by Vale, with a non-controlling interest held by Mitsui & Co. Ltd. (“Mitsui”). Coal products are transported from the Moatize mine to the maritime terminal by the Nacala Logistics Corridor (“NLC”), which was a joint venture between Vale and Mitsui. The NLC’s main assets are the railways and port concessions located in Mozambique and Malawi.

As part of the sustainable mining strategic agenda, the Company announced in 2021 its intention to divest from coal assets. To achieve this objective, it was necessary to carry out the corporate reorganization through the acquisition of the interests held by Mitsui in these assets, which, upon completion, allowed the Company to reach an agreement with Vulcan Minerals (“Vulcan”) in December 2021, for the sale of all coal assets. Following the signing of the agreement, the Company started to treat coal as a discontinued operation. Below is a summary of the main events:

(a.i) Acquisition of non-controlling interest in Vale Moçambique

On June 22, 2021, the Company acquired 15% interest held by Mitsui in Vale Moçambique for an immaterial consideration, which resulted in a loss of US$331 (R$1,666 million) due to the negative reserves of Vale Moçambique at the conclusion of the transaction. This transaction with non-controlling interests was recognized in the Stockholders’ Equity as “Acquisition and disposal of non-controlling interest”. After the acquisition of the interests previously held by Mitsui, the Company holds 95% of the share capital of Vale Moçambique and the remaining interest is held by the government of Mozambique.

(a.ii) Business combinations – NLC

Also on June 22, 2021, the Company concluded the acquisition of NLC’s control through the disbursement of US$2,517 to settle NLC’s loans with third parties (“Project Finance”), satisfying all conditions for acquiring the additional 50% held by Mitsui. Therefore, the Company started consolidating the NLC’s assets and liabilities on its balance sheet.

In addition, the Company has updated the discounted cash flow model to assess the fair value of the acquired business, resulting in a loss of US$771 on the fair value of the loans receivable from NLC, mainly due to the decrease in the long-term price assumption for both metallurgical and thermal coal as well as the reduction in the expected production to reflect the operational challenges to reach the ramp-up of the coal business, after the revamp of the processing plants. The cash flows were discounted at a rate of 11.6%, and the loss was recognized as “Impairment and disposals of non-current assets” in the net income from discontinued operations for the year ended December 31, 2021.

The fair values of identifiable assets acquired, and liabilities assumed as a result of the NLC’s acquisition were as follows:

June 22, 2021
Acquired assets
Cash and cash equivalents	172
Inventory, recoverable tax, and other assets	423
Intangible	2,219
Property, plant, and equipment	1,363
Assumed liabilities	(158)
Net identifiable assets acquired	4,019
Fair value adjustments (i)	(1,590)
Total identifiable net assets at fair value	2,429

Pre-existing relation (Loans receivable from NLC)	859
Loss on pre-existing relation	(771)
2,517

Cash consideration	2,517
(-) Balances acquired
Cash and cash equivalents	172
Net cash outflow	2,345

(i) Of this amount, US$441 was allocated to property, plant, and equipment and US$791 was allocated to intangible and the remaining amount was allocated to other assets.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(a.iii) Fair value adjustments

Following the decision to divest from the coal segment, the Company initiated interactions with potential interested parties in acquiring these assets, and the negotiations that were underway at the time, resulted in the decision to provision in full the book value of these assets, mainly due to the difficulties to prove the expected productivity levels of metallurgical coal and thermal coal, due to the delays that occurred to implement the mining plan and the strategy for the plant to reach the ramp-up of the asset due to the travel and transportation restrictions of equipment resulting from the pandemic of COVID-19. The Company recorded the impact of US$2,511 in the net income from discontinued operations for the year ended December 31, 2021, presented as “Impairment and disposal of non-current assets”.

(a.iv) Binding agreement with Vulcan Minerals (“Vulcan”)

On December 21, 2021, the Company signed a binding agreement with Vulcan, a private company part of the mining group Jindal. The agreements establishes that Vale will receive US$270 for the coal net assets and it is not expected that there will be a material impact on the income statement at the time of the transaction, as the value of the net coal assets approximates the consideration that will be received by the Company. The agreement also establishes a variable royalty consideration with a term of 10 years subject to certain conditions of production volume of coal. Due to the nature and uncertainties related to the measurement of these royalties, gains will be recognized as incurred.

In addition, upon closing the transaction, expected for the first half of 2022, the Company will recognize in the income statement a gain of approximately US$2,150 related to the reclassification of cumulative translation adjustments included the NCI disposal presented in note 15.

The closing of the transaction is subject to the satisfaction of customary conditions precedent, including the approval of the Ministry of Mineral Resources and Energy of Mozambique pursuant to the Mining Law No. 20/2014, and the approval of the Government of Mozambique pursuant to the Concession Agreements for the change of control and antitrust.

(a.v) Net income and cash flows from discontinued operations

	Year ended December 31,
	2021	2020	2019
Net income from discontinued operations
Net operating revenue	1,083	473	1,021
Cost of goods sold and services rendered	(1,386)	(1,475)	(1,875)
Operating expenses	(33)	(43)	(29)
Impairment and disposals of non-current assets	(3,282)	(935)	(1,691)
Operating income (loss)	(3,618)	(1,980)	(2,574)
Financial Results, net	447	2	(20)
Equity results in associates and joint ventures	(26)	(43)	(25)
Loss before income taxes	(3,197)	(2,021)	(2,619)
Income taxes	821	297	-
Loss from discontinued operations	(2,376)	(1,724)	(2,619)
Loss attributable to noncontrolling interests	(85)	(347)	(612)
Loss attributable to Vale's stockholders	(2,291)	(1,377)	(2,007)

Reclassification of cumulative translation adjustments

Simultaneously, due to the classification of the coal segment as a discontinued operation, the Company concluded that its Australian subsidiaries (also part of the coal segment), which were no longer operational, were considered “abandoned” for the purposes of applying IAS 21 - The Effects of Changes in Foreign Exchange Rates and, consequently, the Company recognized a gain arising from the cumulative translation adjustments in the amount of US$424 (R$2,134 million), which was reclassified to the net income from discontinued operations, as “Other financial items, net”.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Year ended December 31,
	2021	2020	2019
Cash flow from discontinued operations
Operating activities
Loss before income taxes	(3,197)	(2,021)	(2,619)
Adjustments:
Equity results in associates and joint ventures	26	43	25
Depreciation, amortization and depletion	69	19	237
Impairment and disposals of non-current assets	3,282	935	1,691
Financial Results, net	(447)	(2)	20
Increase (decrease) in assets and liabilities	(49)	(29)	9
Net cash provided by operating activities	(316)	(1,055)	(637)

Investing activities
Additions to property, plant, and equipment	(194)	(203)	(240)
Acquisition of NLC, net of cash	(2,345)	-	-
Others	70	74	127
Net cash provided (used) in investing activities	(2,469)	(129)	(113)

Financing activities
Payments	(13)	(15)	(14)
Net cash used in financing activities	(13)	(15)	(14)
Net cash provided (used) by discontinued operations	(2,798)	(1,199)	(764)

b) Manganese ferroalloys operations in Minas Gerais

In September 2021, the Company signed an agreement to sell certain assets and liabilities located in the state of Minas Gerais, which are part of Vale Manganês S.A. and relates to the manganese ferroalloys business, for US$40. Due to that agreement, those assets and liabilities were classified as “held for sale” and measured at fair value less costs of disposal, resulting in the recognition of an impairment loss of US$25 recognized in the income statement as “Impairment and disposal of non-current assets” for the year ended December 31, 2021. The transaction was concluded in January 2022 (subsequent event) and will not have material impact in the income statement for the year 2022.

c) Other assets

In December 2021, the Company entered into a binding agreement with Nucor Corporation (“Nucor”) for the sale of its 50% interest in California Steel Industries, Inc (“CSI”). In February 2022 (subsequent event), the Company concluded the sale and transferred its 50% interest in CSI for the total amount of US$437. Upon completion of the transaction the Company will record a gain of approximately US$218 in income statement for the year ending December 31, 2022, of which US$57 relates to a gain from the sale and US$161 is due the reclassification of the cumulative translation adjustments from the stockholders’ equity to the income statement.

Accounting policy

Business combinations - The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises (i) fair values of the assets transferred; (ii) liabilities assumed of the acquired business; (iii) equity interests issued to the Company; (iv) fair value of any asset or liability resulting from a contingent consideration arrangement, and (v) fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Discontinued operations - The classification as a discontinued operation occurs through disposal, or when the operation meets the criteria to be classified as held for sale if this occurs earlier. A discontinued operation is a component of a Company business comprising cash flows and operations that may be clearly distinct from the rest of the Company and that represents an important separate line of business or geographical area of operations.

The result of discontinued operations is presented in a single amount in the income statement, including the results after income tax of these operations less any impairment loss. Cash flows attributable to operating, investing and financing activities of discontinued operations are disclosed in a separate note.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

When an operation is classified as a discontinued operation, the income statements of the prior periods are restated as if the operation had been discontinued since the beginning of the comparative period.

Any noncontrolling interest relating to a group disposal held for sale is presented in the stockholders’ equity and is not reclassified in the statement of financial position.

17.            Intangibles

	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2019	3,629	3,970	140	76	684	8,499
Additions	-	2,513	-	29	-	2,542
Disposals	-	(7)	(134)	-	-	(141)
Amortization	-	(177)	(1)	(23)	-	(201)
Translation adjustment	(331)	(908)	(5)	(6)	(153)	(1,403)
Balance at December 31, 2020	3,298	5,391	-	76	531	9,296
Cost	3,298	6,393	102	743	531	11,067
Accumulated amortization	-	(1,002)	(102)	(667)	-	(1,771)
Balance at December 31, 2020	3,298	5,391	-	76	531	9,296
Additions	-	431	-	47	-	478
Disposals	-	(7)	-	-	-	(7)
Amortization	-	(240)	-	(35)	-	(275)
Acquisition of NLC (note 16)	-	1,428	-	-	-	1,428
Impairment of discontinued operations (note 16)	-	(1,422)	-	-	-	(1,422)
Translation adjustment	(90)	(358)	-	(2)	(37)	(487)
Balance at December 31, 2021	3,208	5,223	-	86	494	9,011
Cost	3,208	6,332	-	516	494	10,550
Accumulated amortization	-	(1,109)	-	(430)	-	(1,539)
Balance at December 31, 2021	3,208	5,223	-	86	494	9,011

a) Concessions – Substantially refers to EFC and EFVM operating concession agreements (note 14).

b) Goodwill – Includes the goodwill derived from acquisition of iron ore and nickel businesses and the goodwill from the incorporation of Valepar into Vale in 2017. This goodwill was recognized on the acquisition of Vale controlling interest by Valepar, based on the expected future returns of the ferrous segment. The Company has not recognized the deferred taxes over the goodwill, since there are no differences between the tax basis and accounting basis. Annually, the Company assesses the impairment of this asset, or more frequently when an indication of impairment is identified (note 19).

c) Research and development project and patents - Refers to in-process research and development projects and patents identified in the business combination of New Steel Global N.V. (note 15) acquired in 2019. The intangible assets of research and development are not subject to amortization until the operational phase is reached. Thus, the Company annually assesses the impairment of this asset, or more frequently when an indication of impairment is identified (note 19).

Accounting policy

Intangibles are carried at acquisition cost, net of accumulated amortization and impairment charges.

The estimated useful lives are as follows:

Useful life
Railway concessions	5 to 37 years
Contract right	22 to 31 years
Software	5 years

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

18.            Property, plant, and equipment

	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2019	10,702	9,604	5,686	8,261	3,241	1,692	3,012	4,378	46,576
Additions (i)	-	-	-	-	-	125	-	4,170	4,295
Disposals	(14)	(92)	(8)	(13)	(5)	-	(8)	(88)	(228)
Assets retirement obligation	-	-	-	568	-	-	-	-	568
Depreciation, depletion and amortization	(439)	(469)	(730)	(459)	(186)	(173)	(290)	-	(2,746)
Impairment (note 19)	(130)	(162)	(22)	(81)	-	-	(79)	(168)	(642)
Transfer to assets held for sale	(66)	(80)	(3)	(58)	-	-	(1)	(96)	(304)
Translation adjustment	(1,664)	(1,756)	(644)	(523)	(759)	(81)	(392)	(552)	(6,371)
Transfers	202	546	654	359	232	-	253	(2,246)	-
Balance at December 31, 2020	8,591	7,591	4,933	8,054	2,523	1,563	2,495	5,398	41,148
Cost	15,135	11,690	10,680	17,072	3,853	1,966	5,893	5,398	71,687
Accumulated depreciation	(6,544)	(4,099)	(5,747)	(9,018)	(1,330)	(403)	(3,398)	-	(30,539)
Balance at December 31, 2020	8,591	7,591	4,933	8,054	2,523	1,563	2,495	5,398	41,148
Additions (i)	-	-	-	-	-	185	-	5,316	5,501
Disposals	(13)	(32)	(69)	(2)	(9)	-	(4)	(63)	(192)
Assets retirement obligation	-	-	-	57	-	-	-	-	57
Depreciation, depletion and amortization	(436)	(475)	(664)	(450)	(166)	(171)	(264)	-	(2,626)
Acquisition of NLC (note 16)	235	140	102	-	318	33	2	92	922
Impairment (note 19)	(11)	(7)	(11)	(21)	-	(13)	(7)	(60)	(130)
Impairment of discontinued operations (note 16)	(231)	(114)	(86)	-	(317)	(33)	(4)	(304)	(1,089)
Transfers to assets held for sale (note 16)	(2)	-	(1)	-	-	-	-	(3)	(6)
Translation adjustment	(412)	(432)	(130)	(132)	(167)	(27)	(99)	(255)	(1,654)
Transfers	416	561	669	236	152	-	365	(2,399)	-
Balance at December 31, 2021	8,137	7,232	4,743	7,742	2,334	1,537	2,484	7,722	41,931
Cost	14,937	11,560	10,770	17,036	3,717	2,014	5,470	7,722	73,226
Accumulated depreciation	(6,800)	(4,328)	(6,027)	(9,294)	(1,383)	(477)	(2,986)	-	(31,295)
Balance at December 31, 2021	8,137	7,232	4,743	7,742	2,334	1,537	2,484	7,722	41,931

(i) Includes capitalized interests.

The additions in the year mainly refer to: (i) Salobo III project, expansion of the Voisey's Bay mine and Serra Sul 120 Mtpy project; (ii) start of execution of the Capanema (ferrous) and Sol do Cerrado (solar energy) project; and (iii) higher expenses in the Coal business.

Right-of-use assets (Leases)

	December 31, 2020	Additions and contract modifications	Impairment	Impairment of discontinued operations (note 16a)	Depreciation	Translation adjustment	December 31, 2021
Ports	718	30	(13)	-	(48)	(7)	680
Vessels	534	-	-	-	(42)	-	492
Pelletizing plants	131	130	-	-	(37)	(9)	215
Properties	112	8	-	-	(25)	(11)	84
Energy plants	56	-	-	-	(7)	-	49
Mining equipment and locomotives	12	50	-	(33)	(12)	-	17
Total	1,563	218	(13)	(33)	(171)	(27)	1,537

Lease liabilities are presented in note 23.

Accounting policy

Property, plant, and equipment are recorded at the cost of acquisition or construction, net of accumulated depreciation and impairment charges.

Mineral properties developed internally are determined by (i) direct and indirect costs attributed to build the mining facilities, (ii) financial charges incurred during the construction period, (iii) depreciation of other fixed assets used during construction, (iv) estimated decommissioning and site restoration expenses, and (v) other capitalized expenditures during the development phase (phase when the project demonstrates its economic benefit to the Company, and the Company has ability and intention to complete the project).

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The depletion of mineral properties is determined based on the ratio between production and total proven and probable mineral reserves.

Property, plant and equipment, other than mineral properties are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use and are capitalized, except for land which is not depreciated.

The estimated useful lives are as follows:

Useful life
Buildings	3 to 50 years
Facilities	3 to 50 years
Equipment	3 to 40 years
Locomotives	12 to 25 years
Wagons	30 to 45 years
Railway equipment	5 to 37 years
Vessels	20 to 25 years
Others	2 to 50 years

The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted if necessary.

Expenditures and stripping costs

(i) Exploration and evaluation expenditures - Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial viability of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mineral properties.

(ii) Expenditures on feasibility studies, new technologies and others research - The Company also conducts feasibility studies for many businesses which it operates including researching new technologies to optimize the mining process. After these costs are proven to generate future benefits to the Company, the expenditures incurred are capitalized.

(iii) Maintenance costs - Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul.

(iv) Stripping Costs - The cost associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of the mineral properties. These costs are subsequently amortized over the useful life of the mine.

Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant ore deposit. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the ore deposits, over the useful life of the ore deposits.

Leases - The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the lease term or the end of the useful life of the right-of-use asset.

The Company does not recognize right-of-use assets and liabilities for leases with less than 12 months of lease term and/or leases of low-value assets. The payments associated to these leases are recognized as an expense on a straight-line basis over the lease term.

The lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise: (i) fixed payments, including in-substance fixed payments; (ii) variable lease payments that depend on an index or a rate; and (iii) the exercise price under a purchase option or renewal option that are under the Company’s control and is reasonably certain to be exercised.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. Lease liabilities are presented in note 23.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Critical accounting estimates and judgments

Mineral reserves - The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to make assumptions about expected future conditions that are uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in assumptions could have a significant impact on the proven and probable reserves of the Company.

The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mineral properties, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation, environmental recovery of mines and impairment of long lived asset. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges and assessments of impairment.

19.            Impairment and onerous contracts

The impairment losses recognized in the year are presented below:

	Income statement
	Impairment
	2021	2020	2019
Segments by class of assets
Base metals - Nickel	98	882	2,511
Manganese	35	76	-
Other assets	95	125	119
Impairment of non-current assets	228	1,083	2,630

Onerous contracts	18	-	240
Disposals of non-current assets	180	225	513
Impairment and disposals of non-current assets	426	1,308	3,383

a)   Impairment of assets

The Company tested for impairment the cash generating units (“CGU”) for which a triggering event was identified and for goodwill. The recoverable amount of each CGU under the Company’s impairment test was assessed using the fair value less costs of disposal model (“FVLCD”), through discounted cash flow techniques, which is classified as “level 3” in the fair value hierarchy, taking into consideration offers and purchase agreements, if applicable.

The cash flows were discounted by using a post-tax discount rate expressed in real terms, which represents an estimate of the rate that a market participant would apply having regard to the time value of money and the asset’s specific risk. The Company used its weighted average cost of capital (“WACC”) as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGU operate.

Base Metals

Vale Nouvelle-Calédonie S.A.S. (“VNC”), Nickel – The New Caledonia operation faced difficulties throughout 2019, mainly in relation to the production and processing of refined nickel, associated with the challenges resulting from the remote location of this asset. Therefore, the Company initiated studies of alternatives for New Caledonia, considering operational and commercial alternatives to improve Vale Nova Caledonia’s short-term cash flows. Based on the review of the business plans carried out in 2019, the Company reduced the expected production levels of refined nickel products for the remaining useful life of the mine, resulting in an impairment of US$2,511 recognized as at December 31, 2019.

Based on the operational difficulties faced by VNC, in 2020, the Company started a program for the sale of this asset. As a result of negotiations with interested parties, VNC's assets and liabilities were classified as "held for sale" and measured at fair value less cost to sell, resulting in the recognition of an impairment of US$882 in the income statement for the year ended December 31 2020, mainly due to the need for financing for the continuity of VNC’s operations, including the commitment to make investments for the conversion of the tailings deposit from wet stacking to dry stacking (“Project Lucy”), which were estimated in the amount of US$500.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In March 2021, the Company signed the share purchase and sale agreement with Prony Resources, concluding the transaction for the sale of its interest in VNC (note 15). Under the terms of the definitive agreement, there was an increase in the value of the obligations assumed by Vale for the maintenance of VNC’s activities, which, combined with other adjustments in working capital, resulted in an additional loss of US$98 in the income for the year ended on 31 December 2021.

Ferrous Minerals

Manganese ferroalloys operations in Minas Gerais – In September 2021, the Company signed an agreement to sell certain assets and liabilities located in the state of Minas Gerais, which are part of Vale Manganês S.A. (“Vale Manganês”) and relates to the manganese ferroalloys business, for US$40. Thus, those assets and liabilities were classified as “held for sale” and measured at fair value less costs of disposal, resulting in the recognition of an impairment of US$25 recognized in the income statement as “Impairment and disposal of non-current assets” for the year ended December 31, 2021 (note 16).

Simões Filho, Ferroalloys of Manganese - In 2020, the Company decided to shut down the Simões Filho operation, a plant located in the Brazilian State of Bahia, that was part of Vale Manganês business and produced manganese ferroalloys. The Company tested this CGU for impairment, resulting in full impairment of inventories and other assets related to the Simões Filho plant, and provision for closure of the site. As a result, the Company recognized an impairment of US$76 as “Impairment and disposals of non-current assets” for the year ended December 31, 2020. In 2021, the Company recognized an additional loss of US$10 due to the review of the recoverability of the remaining obligations to close the operations, recorded in the income statement for the year ended December 31, 2021, as “Impairment and disposals of non-current assets”.

b)   Onerous contract

In 2021, the Company reviewed its expectation of iron ore production and sales volumes of the Midwest system. Following the revised plan for the upcoming years, the Company has recognized an additional provision of US$18 (R$100 million) in relation to the costs of certain long-term contracts, with minimum guaranteed volume for fluvial transportation and port structure. In 2019, this review resulted in an additional provision of US$240.

c)   Impairment test for the goodwill

	Carrying amount	Discount rate	Period of cash flow projections
Ferrous mineral	1,278	4.4%	2051
Nickel	1,930	3.2% - 3.8%	2045
	3,208

Goodwill, Iron ore and pellets - The Company recorded a goodwill related to the acquisition of Caemi Mineração e Metalurgia S.A., merged into Vale in 2006. In 2021, the Company did not identify changes in circumstances or indicatives that could result in a reduction of the recoverable value of the Iron ore and Pellets CGU. The Company did not identify losses on the goodwill impairment testing and based on the projected cash flows.

Goodwill, Nickel - In 2006, the Company recorded a goodwill related to the acquisition of Inco Limited, currently Vale Canada Limited, which is allocated to Nickel CGUs, which is tested annually. The impairment test of goodwill for 2021 carried out based on projected cash flows demonstrates that there were no losses in relation to the goodwill allocated to the Nickel business.

Accounting policy

Impairment of non-financial assets - Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset from a market participant’s perspective, including any expansion prospects. VIU model is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the VIU calculation is likely to give a different result to a FVLCD calculation.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Assets that have an indefinite useful life and are not subject to amortization, such as goodwill, are tested annually for impairment.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU). Goodwill is allocated to Cash Generating Units or Cash Generating Units groups that are expected to benefit from the business combinations in which the goodwill arose and are identified in accordance with the operating segment.

Non-current assets (excluding goodwill) in which the Company recognized impairment in the past are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

Onerous Contracts - For certain long-term contracts, a provision is recognized when the present value of the unavoidable cost to meet the Company’s obligation exceeds the economic benefits that could be received from those contracts.

Critical accounting estimates and judgments

Significant judgements, estimates and assumptions are required to determine whether an impairment trigger has occurred and to prepare the Company’s cash flows. Management uses the budgets approved as a starting point and key assumptions are, but not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the useful life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit.

These assumptions are susceptible to risks and uncertainties and may change the Company’s projection and, therefore, may affect the recoverable value of assets.

20.            Financial and capital risk management

The Company is exposed to several financial and capital risk factors that may impact its performance and equity position. The evaluation of the exposure to financial and capital risks is performed periodically to support decision making process regarding the risk management strategy.

The Company's policy aims at establishing a capital structure that will ensure the continuity of our business in the long term. Within this perspective, the Company has been able to deliver value to stockholders through dividend payments and capital gain, and at the same time maintain a debt profile suitable for its activities, with an amortization well distributed over the years, thus avoiding a concentration in one specific period.

The Board of Directors establishes and supervises the management of financial risks with the support of a Financial Committee. The Financial Committee ensures that Company's financial activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company's policies and objectives.

The Company has developed its strategy through an integrated view of the risks to which it is exposed, considering not only the risk, generated by of variables traded in the financial market (market risk) and the liquidity risk, but also the risk arising from obligations assumed by third parties to the Company (credit risk), among others.

The Company uses derivative financial instruments to protect its exposure to these market risks arising from operating, financing and investment activities. The portfolios composed of these financial instruments are monitored monthly, allowing the monitoring of financial results and their impact on cash flow. The Company applies hedge accounting to its net investment in foreign operation and nickel, palladium and coal revenue programs.

The Company does not have any derivatives increasing financial leverage beyond the nominal amount of its contracts. The Company contracts derivatives solely to mitigate market risks.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Risks	Origin of the exhibition	Management
Market Risk - Exchange Rate	Financial instruments and other financial liabilities that are not denominated in US$	Swap and forward operations
Market risk - Interest rate	Loans and financing indexed to different interest rates including, but not limited to, LIBOR and CDI	Swap operations
Market risk - Product and input prices	Volatility of commodity and input prices	Forward operations and option contracts
Credit Risk	Receivables, derivative transactions, guarantees, advances to suppliers and financial investments	Portfolio diversification and policies for monitoring counterparty solvency and liquidity indicators
Liquidity risk	Contractual or assumed obligations	Availability of revolving credit lines

a) Method and techniques of valuation of derivatives

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business daytime horizon.

The derivative financial instruments were evaluated using the curves and market prices that impact each instrument on the calculation dates. For the pricing options the Company generally uses the Black & Scholes model. In this model, the fair value of the derivative is obtained basically as a function of the volatility and price of the underlying asset, the exercise price of the option, the risk-free interest rate and the term to maturity of the option. In the case of options where the result is a function of the average price of the underlying asset in a certain period of the option’s life, called Asian, the Company uses the Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black & Scholes model, the average price formation period is considered.

In the case of swaps, both the present value of the active and the passive tip are estimated by discounting their cash flows by the interest rates in the corresponding currencies. The fair value is obtained by the difference between the present value of the active tip and the passive tip of the swap in the reference currency. In the case of swaps linked to Brazilian long-term interest rate (“TJLP”), the fair value calculation considers the constant TJLP, i.e., projections of future cash flows in reais are made considering the last TJLP disclosed.

Forward and future contracts are priced using the future curves of the respective underlying assets. These curves are usually obtained from the exchanges where these assets are traded, such as the London Metals Exchange (“LME”), the Commodities Exchange (“COMEX”) or other market price providers. When there is no price for the desired maturity, the Company uses interpolations between the available maturities.

a.i) Effects of derivatives on the balance sheet

	Assets
	December 31, 2021		December 31, 2020
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
IPCA swap	41	-	7	38
Eurobond's swap	-	-	-	3
Pre-dollar swap and forward transactions	20	9	-	9
Libor swap	1	11	-	-
	62	20	7	50

Commodities price risk
Base metals products	28	-	30	-
Gasoil, Brent and freight	8	-	97	-
	36	-	127	-
Others	13	-	-	16
	13	-	-	16
Total	111	20	134	66

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Liabilities
	December 31, 2021		December 31, 2020
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	151	440	111	525
IPCA swap	6	113	72	100
Eurobond's swap	-	-	4	-
Pre-dollar swap and forward transactions	57	38	63	58
Libor swap	-	1	1	6
	214	592	251	689
Commodities price risk
Base metals products	27	-	46	-
Gasoil, Brent and freight	2	-	13	-
	29	-	59	-
Others	-	-	18	-
	-	-	18	-
Total	243	592	328	689

a.ii) Net exposure

	December 31, 2021	December 31, 2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(591)	(636)
IPCA swap	(78)	(127)
Eurobond's swap	-	(1)
Pre-dollar swap and forward transactions	(66)	(112)
Libor swap (i)	11	(7)
	(724)	(883)
Commodities price risk
Base metals products	1	(16)
Gasoil, Brent and freight	6	84
	7	68
Others	13	(2)
	13	(2)
Total	(704)	(817)

(i) In March 2021, the UK Financial Conduct Authority (“FCA”), the financial regulator in the United Kingdom, announced the discontinuation of the LIBOR rate for all terms in pounds, euros, Swiss francs, yen and for terms of one week and two months in dollars at the end of December 2021 and the other terms at the end of June 2023. The Company has a multidisciplinary group dedicated to studying the rate transition and its potential impacts and is monitoring and advising various areas of Vale on the necessary initiatives.

a.iii) Effects of derivatives on the income statement

	Gain (loss) recognized in the income statement
	Year ended December 31,
	2021	2020	2019
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(155)	(746)	(39)
IPCA swap	28	(262)	118
Eurobonds swap	(28)	28	(39)
Pre-dollar swap and forward transactions	(20)	(160)	2
Libor swap	16	(7)	-
	(159)	(1,147)	42

Commodities price risk
Base metals products	(2)	10	58
Gasoil, Brent and freight	127	(134)	42
	125	(124)	100

Others	11	61	102
	11	61	102
Total	(23)	(1,210)	244

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a.iv) Effects of derivatives on the cash flows

	Financial settlement inflows (outflows)
	Year ended December 31,
	2021	2020	2019
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(142)	(141)	(381)
IPCA swap	(18)	-	(28)
Eurobonds swap	(29)	(6)	(5)
Pre-dollar swap and forward transactions	(79)	(49)	8
Libor swap	(2)	-	-
	(270)	(196)	(406)
Commodities price risk
Base metals products	-	8	48
Gasoil, Brent and freight	205	(206)	2
	205	(198)	50
Others	-	68	21

Derivatives designated as cash flow hedge accounting
Nickel	(67)	292	11
Palladium	5	-	-
Coal	(70)	-	-
	(132)	292	11
Total	(197)	(34)	(324)

a.v) Hedge accounting

	Gain (loss) recognized in the other comprehensive income
	Year ended December 31,
	2021	2020	2019
Net investments hedge	(118)	(578)	(74)
Cash flow hedge (Nickel and Palladium)	3	(105)	102

Net investment hedge - The Company uses hedge accounting for foreign exchange risk arising from Vale S.A.’s net investments in Vale International S.A. and Vale Holding BV. With the hedge program, the Company's debt with third parties denominated in United States dollars and euros serves as a hedge instrument for investments in these subsidiaries. In March 2021, the Company redeemed all its euro bonds (note 23). As a result, the amount of debt designated as a hedge instrument for this investment is US$2,097 as at December 2021. As a result of the hedge program, the impact of the exchange rate variation on the debt denominated in dollars and euros is now partially recorded in other comprehensive results, as “Translation adjustments”.

Cash flow hedge (Nickel) - To reduce the cash flow volatility due to nickel price fluctuations, the Company implemented the Nickel Revenue Hedge Program in 2019. In this program, hedging operations were executed, through option contracts, to protect a portion of the projected volume of sales at floating, highly probable realization prices, guaranteeing prices above the average unit cost of nickel production for the protected volumes.

In April 2020, the option contracts were liquidated to increase the Company's cash position as a result of the pandemic in order to increase the Company’s liquidity, temporarily discontinuing the Nickel Revenue Hedge program. The amount that was accumulated in the cash flow hedge reserve up to the settlement date of these option contracts is being recycled to income as the sale of nickel is recognized in the income statement.

In October 2020, the Company executed new hedge operations, continuing the Nickel Revenue Hedge program. The program was renewed for 2022 mainly due to the high volatility of nickel prices linked to future cash flows forecast for the year.

The contracts are traded on the London Metal Exchange or over-the-counter market and the hedged item's P&L is offset by the hedged item’s P&L due to Nickel price variation.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2021	December 31, 2020	Bought / Sold	Average strike (US$/ton)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021	2022
Nickel Revenue Hedge Program
Call options	-	58,620	S	-	-	(46)	(67)	-	-
Put options	-	58,620	B	-	-	28	-	-	-
Forward	39,575	-	S	20,008	(26)	-	-	23	(26)
Total					(26)	(18)	(67)	23	(26)

Cash flow hedge (Palladium) - To reduce the volatility of its future cash flows arising from changes in palladium prices, the Company implemented a Palladium Revenue Hedging Program. Under this program, hedge operations were executed using forwards and option contracts to protect a portion of the highly probable forecast sales at floating prices. A hedge accounting treatment is given to this program. The derivative transactions under the program are negotiated over-the-counter and the financial settlement inflows/outflows are offset by the protected items’ losses/gains due to palladium price changes.

	Notional (t oz)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2021	December 31, 2020	Bought / Sold	Average strike (US$/t oz)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021	2022
Palladium Revenue Hedge Program
Call Options	44,228	7,200	S	3,370	(1)	(1)	-	2	(1)
Put Options	44,228	7,200	B	2,436	26	-	5	15	26
Total					25	(1)	5	17	25

Cash flow hedge (Metallurgical Coal) – To reduce the volatility of its cash flow as a result of fluctuations in metallurgical coal prices, in July 2021, the Company implemented a Metallurgical Coal Revenue Hedge Program. Under this program, hedge transactions were executed through forward contracts to protect a portion of the projected sales of this product at fluctuating prices that is highly probable to occur. Hedge accounting treatment is being given to the program. The contracts are traded over-the-counter and the cash settlement in/out results are offset by the protected items' loss/gain results due to metallurgical coal price variations. The program was liquidated in December 2021.

	Notional (ton)			Fair Value		Financial settlement Inflows (Outflows)	Risk Value	Fair Value by year
Flow	December 31, 2021	December 31, 2020	Buy / Sell	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021	2022
Metallurgical Coal Revenue Hedge Program	-	-	S	-	-	(8)	-	-

Cash flow hedge (Thermal Coal) – In order to reduce the volatility in thermal coal prices, the Company implemented in May 2021, the Thermal Coal Revenue Hedge Program. Under this program, hedge transactions were executed through forward contracts to protect a portion of the projected sales of this product at fluctuating prices. The program was liquidated in December 2021.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Notional (ton)			Fair Value		Financial settlement Inflows (Outflows)	Risk Value	Fair value by year
Flow	December 31, 2021	December 31, 2020	Bought / Sold	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021	2022
Thermal coal revenue Hedge Program
New Castle	-	-	S	-	-	(43)	-	-
API4	-	-	S	-	-	(18)	-	-
Total				-	-	(61)	-	-

b) Market risk - Foreign exchange and interest rates

The Company’s cash flow is exposed to the volatility of several currencies against the U.S. dollar. While most of our product prices are indexed to U.S. dollars, most of our costs, disbursements and investments are indexed to currencies other than the U.S. dollar, principally the Brazilian real and the Canadian dollar.

The Company implements hedge transactions to protect its cash flow against the market risks that arises from its debt obligations and other liabilities – mainly currency volatility. The hedges cover most of the debt denominated in Brazilian real. The Company uses swap and forward transactions to convert debt and financial obligations linked to Brazilian real into U.S. dollar, with volumes, flows and settlement dates similar to those of the debt instruments and financial obligations - or sometimes lower, subject to market liquidity conditions.

Hedging instruments with shorter settlement dates are renegotiated through time so that their final maturity matches - or becomes closer - to the debt and financial obligations final maturity. At each settlement date, the results of the swap and forward transactions partially offset the impact of the foreign exchange rate in the Company’s obligations, contributing to stabilize the cash disbursements in U.S. dollar.

(b.i) Protection programs for the R$ denominated debt instruments and other liabilities

To reduce cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain liabilities denominated in R$ with interest rates linked mainly to Brazilian Interbank Interest rate (“CDI”), TJLP and consumer price index (“IPCA”). In those swaps, the Company pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected liabilities. The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments and other liabilities linked to R$.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2021	December 31, 2020	Index	Average rate	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021	2022	2023	2024+
CDI vs. US$ fixed rate swap					(461)	(473)	(65)	40	(105)	(64)	(292)
Receivable	R$ 8,142	R$ 9,445	CDI	100.40%
Payable	US$ 1,906	US$ 2,213	Fix	2.54%

TJLP vs. US$ fixed rate swap					(130)	(163)	(52)	6	(46)	(13)	(71)
Receivable	R$ 1,192	R$ 1,651	TJLP +	1.10%
Payable	US$ 320	US$ 460	Fix	3.19%

R$ fixed rate vs. US$ fixed rate swap					62	(111)	(87)	22	(51)	(6)	(5)
Receivable	R$ 5,730	R$ 2,512	Fix	3.82%
Payable	US$ 1,084	US$ 621	Fix	1.58%

IPCA vs. US$ fixed rate swap					(118)	(173)	(57)	8	(5)	(13)	(100)
Receivable	R$ 1,508	R$ 2,363	IPCA +	4.54%
Payable	US$ 373	US$ 622	Fix	3.88%

IPCA vs. CDI swap					40	45	7	-	40	-	-
Receivable	R$ 769	R$ 694	IPCA +	6.63%
Payable	R$ 1,350	R$ 550	CDI	98.76%

EUR fixed rate vs. US$ fixed rate swap					-	(1)	(29)	-	-	-	-
Receivable	-	EUR 500	Fix	0.00%
Payable	-	US$ 613	Fix	0.00%

Forward	R$ 6,013	R$ 916	B	5.57	(4)	(1)	15	20	15	(9)	(10)

b.ii) Protection program for Libor floating interest rate US$ denominated debt

The Company has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the LIBOR in US dollar.

To reduce the cash flow volatility, swap transactions were implemented to convert Libor floating interest rate cash flows from certain debt instruments issued by the Company into fixed interest rate. In those swaps, the Company receives floating rates and pays fixed rates in US$.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2021	December 31, 2020	Index	Average rate	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021	2022	2023	2024+
Libor vs. US$ fixed rate swap					11	(7)	(1)	2	1	8	2
Receivable	US$ 950	US$ 950	Libor	0.13%
Payable	US$ 950	US$ 950	Fix	0.48%

c) Market risk - Product prices and input costs

The Company is also exposed to market risks associated with the price volatility of commodities and inputs, especially freight and fuel costs. In line with its risk management policy, risk mitigation strategies involving commodities are used to reduce cash flow volatility. These mitigation strategies incorporate derivative instruments, predominantly forward, futures and options.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c.i) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2021	December 31, 2020	Bought / Sold	Average strike (US$/bbl)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021	2022
Brent crude oil (bbl)
Call options	762,000	13,746,945	B	81	7	92	175	1	7
Put options	762,000	13,746,945	S	55	(2)	(12)	-	-	(2)

Forward Freight Agreement (days)
Freight forwards (days)	330	1,625	B	23,650	1	4	30	-	1

Brent Crude Oil - In order to reduce the impact of fluctuations in fuel oil prices on the hiring and availability of maritime freight and, consequently, to reduce the Company’s cash flow volatility, hedging operations were carried out through options contracts on Brent Crude Oil for different portions of the exposure. The derivative transactions were negotiated over-the-counter and the protected item is part of the costs linked to the price of fuel oil used on ships. The financial settlement inflows/outflows are offset by the protected items’ losses/gains.

Freight derivative - To reduce the impact of maritime freight price volatility on the Company’s cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The protected item is part of the costs linked to maritime freight spot prices. The financial settlement inflows/outflows of the FFAs are offset by the protected items’ losses/gains due to freight price changes. The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Other derivatives, including embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value
Flow	December 31, 2021	December 31, 2020	Bought / Sold	Average strike (US$/bbl)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021	2022+

Option related to a Special Purpose Entity “SPE” (quantity)
Call option	137,751,623	137,751,623	B	3.12	13	18	-	2	13

Embedded derivative in natural gas purchase agreement (volume/month)
Call options	729,571	746,667	S	233	(1)	-	3	1	(1)

Embedded derivative in raw material purchase contract (tons)
Nickel forwards	4,269	1,497	S	19,817	(1)	2	-	2	(1)
Copper forwards	1,603	1,009	S	9,571	-	-	-	-	-

Minimum return guarantee on part of the stake in an associate sold to investment fund
Put option	-	-	S	-	-	(19)	-	-	-

Fixed price sales protection (ton)
Nickel forwards	342	-	B	16,284	1	-	2	-	1

Hedge program for products acquisition for resale (tons)
Nickel forwards	1,206	-	S	20,055	(1)	-	1	1	(1)

Option related to a Special Purpose Entity “SPE” - The Company acquired in January 2019 a call option related to shares of certain special purpose entities, which are part of a wind farm located in Bahia, Brazil. This option was acquired in the context of the Company's signing of electric power purchase and sale agreements with an SPE, supplied by this wind farm.

Embedded derivative in natural gas purchase agreement - The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

Embedded derivative in raw material purchase contract - The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

Minimum return guarantee on part of the stake in an associate sold to investment fund - In 2014, the Company sold part of its stake in an associate to an investment fund, of which sales contract establishes, under certain conditions, a minimum return guarantee on the investment whose maturity was extended to December 2021. This is considered an embedded derivative, with payoff equivalent to a put option.

Fixed price sales protection - The Company started an operational program to protect nickel sales at a fixed price, to convert to floating price commercial contracts with customers to maintain the Company’s exposure to price fluctuations. The transactions usually carried out in this program are nickel purchases for future settlement.

Hedge program for products acquisition for resale - The Company started a hedge program with forward transactions with the objective of reducing the risk of price mismatch between the period of purchase and sale of products to third parties.

e) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

- Probable: the probable scenario was defined as the fair value of the derivative instruments as at December 31, 2021

- Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables

- Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
CDI vs. US$ fixed rate swap	R$ depreciation	(461)	(945)	(1,429)
	US$ interest rate inside Brazil decrease	(461)	(493)	(526)
	Brazilian interest rate increase	(461)	(497)	(534)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(129)	(204)	(279)
	US$ interest rate inside Brazil decrease	(129)	(132)	(136)
	Brazilian interest rate increase	(129)	(139)	(147)
	TJLP interest rate decrease	(129)	(135)	(140)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(63)	(324)	(585)
	US$ interest rate inside Brazil decrease	(63)	(73)	(83)
	Brazilian interest rate increase	(63)	(103)	(139)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA swap vs. US$ fixed rate swap	R$ depreciation	(118)	(216)	(315)
	US$ interest rate inside Brazil decrease	(118)	(124)	(132)
	Brazilian interest rate increase	(118)	(135)	(153)
	IPCA index decrease	(118)	(127)	(136)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA swap vs. CDI swap	Brazilian interest rate increase	41	39	36
	IPCA index decrease	41	40	38
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(40)	(38)

US$ floating rate vs. US$ fixed rate swap	US$ Libor decrease	11	3	(5)
Protected item: Libor US$ indexed debt	US$ Libor decrease	n.a.	(3)	5

NDF BRL/USD	R$ depreciation	(4)	(245)	(487)
	US$ interest rate inside Brazil decrease	(4)	(11)	(17)
	Brazilian interest rate increase	(4)	(29)	(52)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
Fuel oil protection
Options	Price input decrease	5	(4)	(14)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	4	14

Forward Freight Agreement
Forwards	Freight price decrease	1	(1)	(3)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	1	3

Nickel sales fixed price protection
Forwards	Nickel price decrease	1	-	(2)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	-	2

Hedge program for products acquisition for resale (tons)
Forwards	Nickel price increase	(1)	(5)	(11)
Protected item: Part of revenues from products for resale	Nickel price increase	n.a.	5	11

Nickel Revenue Hedging Program
Options	Nickel price increase	(26)	(233)	(440)
Protected item: Part of nickel revenues with fixed sales prices	Nickel price increase	n.a.	233	440

Palladium Revenue Hedging Program
Options	Palladium price increase	25	10	(2)
Protected item: Part of palladium future revenues	Palladium price increase	n.a.	(10)	2

Option - SPCs	SPCs stock value decrease	13	3	-

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Instrument	Main risks	Probable	Scenario I	Scenario II
Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	(1)	(22)	(44)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	-	(4)	(8)
Embedded derivatives - Gas purchase	Pellet price increase	(1)	(2)	(3)

f) Credit risk management

The Company is exposed to credit risk arises from trade receivables, derivative transactions, guarantees, down payment for suppliers and cash investments. Our credit risk management process provides a framework for assessing and managing counterparties’ credit risk and for maintaining our risk at an acceptable level.

For the commercial credit exposure, which arises from sales to final customers, the risk management area, in accordance with the current delegation level, approves or requests the approval of credit risk limits for each counterparty.

Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty’s strategic position and history of commercial relations.

Based on the counterparty’s credit risk, risk mitigation strategies may be used to manage the Company’s credit risk. The main credit risk mitigation strategies include non-recourse sale of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

f.i) Accounts receivable

Vale has a diversified accounts receivable portfolio from a geographical standpoint, with Asia, Europe and Brazil the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables. Historically, the expected credit loss on the Company’s accounts receivable portfolio is immaterial (note 10).

f.ii) Financial instruments, except for accounts receivable

To manage the credit exposure arising from cash investments and derivative instruments, credit limits are approved to each counterparty with whom the Company has credit exposure. Furthermore, the Company controls the portfolio diversification and monitor different indicators of solvency and liquidity of the different counterparties that were approved for trading. The carrying amount of the financial assets that represent the exposure to credit risk is presented below:

	December 31, 2021	December 31, 2020
Cash and cash equivalents (note 23)	11,721	13,487
Short-term investments (note 23)	184	771
Restricted cash	117	38
Judicial deposits (note 28)	1,220	1,268
Derivative financial instruments	131	200
Investments in equity securities (note 14a)	6	757
Related parties - Loans (note 31)	-	1,118
Total	13,379	17,639

f.iii) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	December 31, 2021		December 31, 2020
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa1	128	-	92	-
Aa2	285	15	363	14
Aa3	495	34	1,147	37
A1	1,145	3	2,574	21
A2	3,478	39	4,760	55
A3	1,518	20	540	40
Baa1	90	-	4	-
Baa2	10	-	2	-
Ba2(i)	2,763	5	2,932	2
Ba3(i)	1,988	-	1,842	4
Others	5	15	2	27
	11,905	131	14,258	200

(i)	A substantial part of the balances is held with financial institutions in Brazil and, in local currency, they are deemed investment grade.

g) Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

The available revolving credit facilities are intended to assist short term liquidity management and to enable more efficiency in cash management and were provided by a syndicate of several global commercial banks. The Company has two revolving credit facilities, in the amount of US$5,000, for which US$3,000 have maturity date in 2024 and US$2,000 in 2026. As at December 31, 2021, these lines are undrawn.

Accounting policy

The Company uses financial instruments to hedge its exposure to certain market risks arising from operational, financing and investing activities. Derivatives are included within financial assets or liabilities at fair value through profit or loss unless they are designated as effective hedging instruments (hedge accounting).

At the beginning of the hedge operations, the Company documents the type of hedge, the relation between the hedging instrument and hedged items, its risk management objective and strategy for undertaking hedge operations. The Company also documents, both at hedge inception and on an ongoing basis that the hedge is expected to continue to be highly effective. The Company has elected to adopt the new general hedge accounting model in IFRS 9 and designates certain derivatives as either:

Cash flow hedge - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity within "Unrealized fair value gain (losses)". The gain or loss relating to the ineffective portion is recognized immediately in the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in profit or loss when the transaction is recognized in the income statement.

Net investment hedge - Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity within "Cumulative translation adjustments". The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the statement of income when the foreign operation is partially or fully disposed of or sold.

Derivatives at fair value through profit or loss - Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are recognized immediately in the income statement.

Critical accounting estimates and judgments

The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods. Assumptions are based on the market conditions, at the end of the year. An analysis of the impact if actual results are different from management's estimates is present under “Sensitivity analysis of derivative financial instruments”.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

21.            Financial assets and liabilities

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

	December 31, 2021				December 31, 2020
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (note 23)	11,721	-	-	11,721	13,487	-	-	13,487
Short-term investments (note 23)	-	-	184	184	-	-	771	771
Derivative financial instruments (note 20)	-	-	111	111	-	-	134	134
Accounts receivable (note 10)	703	-	3,211	3,914	4,499	-	494	4,993
Loans - Related parties (note 31) (i)	-	-	-	-	195	-	-	195
	12,424	-	3,506	15,930	18,181	-	1,399	19,580
Non-current
Judicial deposits (note 28)	1,220	-	-	1,220	1,268	-	-	1,268
Restricted cash	117	-	-	117	38	-	-	38
Derivative financial instruments (note 20)	-	-	20	20	-	-	66	66
Investments in equity securities (note 14a)	-	6	-	6	-	757	-	757
Loans - Related parties (note 31) (i)	-	-	-	-	923	-	-	923
	1,337	6	20	1,363	2,229	757	66	3,052
Total of financial assets	13,761	6	3,526	17,293	20,410	757	1,465	22,632

Financial liabilities
Current
Suppliers and contractors (note 11)	3,475	-	-	3,475	3,367	-	-	3,367
Derivative financial instruments (note 20)	-	-	243	243	-	-	328	328
Loans, borrowings and leases (note 23)	1,204	-	-	1,204	1,136	-	-	1,136
Dividends payable	-	-	-	-	1,220	-	-	1,220
Liabilities related to the concession grant (note 14b)	760	-	-	760	209	-	-	209
Loans - Related parties (note 31) (i)	-	-	-	-	490	-	-	490
Other financial liabilities - Related parties (note 31)	393	-	-	393	235	-	-	235
Contract liability	566	-	-	566	644	-	-	644
	6,398	-	243	6,641	7,301	-	328	7,629
Non-current
Derivative financial instruments (note 20)	-	-	592	592	-	-	689	689
Loans, borrowings and leases (note 23)	12,578	-	-	12,578	13,891	-	-	13,891
Loans - Related parties (note 31) (i)	-	-	-	-	895	-	-	895
Participative stockholders' debentures (note 22)	-	-	3,419	3,419	-	-	3,413	3,413
Liabilities related to the concession grant (note 14b)	1,437	-	-	1,437	2,103	-	-	2,103
Financial guarantees (notes 15c and 23e)	-	-	542	542	-	-	877	877
	14,015	-	4,553	18,568	16,889	-	4,979	21,868
Total of financial liabilities	20,413	-	4,796	25,209	24,190	-	5,307	29,497

(i) Presented in note 31 as “Discontinued operations – Coal”.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Hierarchy of fair value

	December 31, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments (note 23)	184	-	-	184	771	-	-	771
Derivative financial instruments (note 20)	-	118	13	131	-	182	18	200
Accounts receivable (note 10)	-	3,211	-	3,211	-	494	-	494
Investments in equity securities (note 14a)	6	-	-	6	757	-	-	757
Total	190	3,329	13	3,532	1,528	676	18	2,222

Financial liabilities
Derivative financial instruments (note 20)	-	835	-	835	-	998	19	1,017
Participative stockholders' debentures (note 22)	-	3,419	-	3,419	-	3,413	-	3,413
Financial guarantees (notes 15c and 23e)	-	542	-	542	-	877	-	877
Total	-	4,796	-	4,796	-	5,288	19	5,307

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the years presented.

b.i) Changes in Level 3 assets and liabilities during the year

	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2020	18	19
Gain and losses recognized in income statement	(7)	(16)
Translation adjustments	2	(3)
Balance at December 31, 2021	13	-

c) Fair value of loans and borrowings

Loans and borrowings are recorded at their contractual values. To determine the market values of these financial instruments traded in public markets, the closing market quotations on the balance sheet dates were used. The Company considers that for the other financial liabilities measured at amortized cost, their book values are close to their fair values and therefore information on their fair values is not being presented.

	December 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
US$ Bonds	7,448	9,151	7,448	10,025
Eurobonds	-	-	920	985
Debentures	387	387	496	496
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	354	449	860	857
R$, with fixed interest	13	-	34	35
Basket of currencies and bonds in US$ indexed to LIBOR	11	11	56	56
Debt contracts in the international market in:
US$, with variable and fixed interest	3,615	3,231	3,225	3,278
Other currencies, with variable interest	87	54	-	-
Other currencies, with fixed interest	107	117	120	134
Total	12,022	13,400	13,159	15,866

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

Classification and measurement - The Company classifies financial instruments based on its business model for managing the assets and the contractual cash flow characteristics of those assets. The business model test determines the classification based on the business purpose for holding the asset and whether the contractual cash flows represent only payments of principal and interest.

Financial instruments are measured at fair value through profit or loss (“FVTPL”) unless certain conditions are met that permit measurement at fair value through other comprehensive income (“FVOCI”) or amortized cost. Gains and losses recorded in other comprehensive income for debt instruments are recognized in profit or loss only on disposal.

Investments in equity instruments are measured at FVTPL unless they are eligible to be measured at FVOCI, whose gains and losses are never recycled to profit or loss.

All financial liabilities are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Excepts for Participative stockholders’ debentures and Derivative financial instruments that are measured at FVTPL.

Fair value hierarchy - The Company classifies financial instruments within the fair value hierarchy as:

Level 1: The fair value of financial instruments traded in active markets (e.g. derivatives and publicly traded shares) is based on quoted market prices at the end of the financial statements period.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over the counter derivatives) is determined using valuation techniques that maximize the use of observable market data. If all significant data required for the fair value of an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant data are not based on observable market data, the instrument is included in level 3. The fair value of derivatives classified as level 3 is estimated using discounted cash flows and option valuation models with unobservable inputs of discount rates, stock prices and commodity prices.

22.            Participative stockholders’ debentures

At the time of its privatization in 1997, the Company issued a total of 388,559,056 debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploration of mineral resources. This obligation related to the debentures will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company.

Holders of participative stockholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, derived from these mineral resources. On October 1, 2021, the Company made available for withdrawal as remuneration the amount of US$225 (R$1,244 million) for the first semester of 2021, as disclosed on the “Shareholders’ debentures report” made available on the Company’s website.

To calculate the fair value of the liability, the Company uses the weighted average price of trades in the secondary market for the last month of the quarter. The average price increased from R$45.65 per debenture for the year ended December 31, 2020, to R$49.10 per debenture for the year ended December 30, 2021, resulting in an expense of US$716 (R$3,691 million) recorded in the income statement for year ended December 31, 2021. As at December 31, 2021, the liability was US$3,419 (R$19,078 million) (US$3,413 (R$17,737 million) as at December 31, 2020).

Accounting policy

The participative stockholders’ debentures are measured at fair value through profit or loss based on the market approach, representing the amount that would be paid for the acquisition of these securities on the measurement date and, therefore, also implicitly includes the remuneration to the debenture holder. To calculate the fair value of the liabilities, the Company uses the weighted average price of the secondary market trades in the last month of the quarter.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

23.            Loans, borrowings, leases, cash and cash equivalents and short-term investments

a)            Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term.

	December 31, 2021	December 31, 2020
Debt contracts	12,180	13,360
Leases	1,602	1,667
Total of loans, borrowings and leases	13,782	15,027

(-) Cash and cash equivalents	11,721	13,487
(-) Short-term investments	184	771
Net debt	1,877	769

b)            Cash and cash equivalents

Cash and cash equivalents include cash, immediately redeemable deposits, and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being US$6,714 (US$2,849 in 2020) denominated in R$, indexed to the CDI), US$4,769 (US$10,195 in 2020) denominated in US$ and US$238 (US$443 in 2020) denominated in other currencies at the year ended of December 31, 2021.

c)            Short-term investments

As at December 31, 2021, the balance of US$184 (US$771 as at December 31, 2020) substantially comprises investments in exclusive investment fund immediately liquidity, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government.

d)            Loans, borrowings, and leases

i) Total debt

		Current liabilities		Non-current liabilities
	Average interest rate (i)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Quoted in the secondary market:
US$ Bonds	6.01%	-	-	7,448	7,448
Eurobonds	4.29%	-	-	-	920
R$ Debentures (ii)	10.48%	186	107	201	389
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.29%	95	320	259	540
R$, with fixed interest	2.86%	12	20	1	14
Basket of currencies and bonds in US$ indexed to LIBOR	2.32%	11	45	-	11
Debt contracts in the international market in:
US$, with variable and fixed interest	2.24%	479	182	3,136	3,044
Other currencies, with variable interest	4.10%	77	-	10	-
Other currencies, with fixed interest	3.36%	12	12	95	107
Accrued charges		158	201	-	-
Total		1,030	887	11,150	12,473

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable at December 31, 2021.

(ii) The Company has debentures in Brazil with BNDES, raised for the Company's infrastructure investment projects.

(iii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 2.93% per year in US$.

Future flows of debt payments, principal and interest

	Principal	Estimated future interest payments (i)
2022	872	600
2023	289	564
2024	2,004	539
2025	145	510
Between 2026 and 2030	2,455	2,049
2031 onwards	6,257	2,128
Total	12,022	6,390

(i) Based on interest rate curves and foreign exchange rates applicable as at December 31, 2021 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the financial statements.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (as defined in note 4a) and interest coverage. The Company did not identify any instances of noncompliance as at December 31, 2021.

Reconciliation of debt to cash flows arising from financing activities

	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2020	9,046	959	3,355	13,360
Additions	-	-	930	930
Repayments (i)	(922)	(373)	(632)	(1,927)
Interest paid (ii)	(501)	(117)	(75)	(693)
Cash flow from financing activities	(1,423)	(490)	223	(1,690)

Effect of exchange rate	(118)	(199)	177	(140)
Interest accretion	469	110	71	650
Non-cash changes	351	(89)	248	510

December 31, 2021	7,974	380	3,826	12,180

(i)	Includes expenses with redemption of bonds in the amount of US$63.

(ii)	Classified as cash flow due to operational activities.

Funding and repayments

In January 2021, the Company contracted a credit facility indexed to Libor, in the amount of US$300, with maturity date of 2035, with the New Development Bank (“NDB”, the BRICS bank) for investments in expanding the logistics capacity of the Northern Corridor.

In October and December 2021, the Company contracted credit facilities indexed to Libor in the amounts of US$350 and US$280, with maturities in 2027 and 2032, with a commercial bank and a Japanese development bank, respectively.

In March 2021, the Company redeemed all of its 3.75% bonds due in January 2023, in the total amount of US$886 (EUR750 million), and for it paid a premium of US$63, which was recorded as “Expenses with cash tender offer redemption” in the financial result for the year ended December 31, 2021. The payments of principal and interest of other instruments were made in accordance with the conditions defined in the terms of each contracted debt.

ii) Lease liabilities

	December 31, 2020	Additions and contract modifications (i)	Payments (ii)	Interest (iii)	Transfer to liabilities held for sale	Translation adjustment	December 31, 2021
Ports	743	30	(75)	28	-	(13)	713
Vessels	533	-	(65)	21	-	-	489
Pelletizing plants	137	130	(40)	7	-	(9)	225
Properties	142	8	(28)	5	(2)	(22)	103
Energy plants	62	-	(8)	5	-	-	59
Mining equipment and locomotives	50	70	(12)	2	(89)	(8)	13
Total	1,667	238	(228)	68	(91)	(52)	1,602

(i) Additions and contract modifications includes the effect of US$53 due to Nacala Logistic Corridor acquisition (note 16).

(ii) The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the year ended December 31, 2021, 2020 and 2019 was US$395, US$63 and US$560, respectively.

(iii) The interest accretion recognized in the income statement is disclosed in note 6. Includes the amount of US$5 related to coal operations, whose impact is recorded in the financial results of discontinued operations (note 16).

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Discount rates

Discount rate
Ports	3% to 6%
Vessels	3% to 4%
Pelletizing plants	3% to 5%
Properties	3% to 7%
Energy plants	4% to 5%
Mining equipment	3% to 7%

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the balance sheet is measured at the present value of such obligations.

	2022	2023	2024	2025	2026 onwards	Total	Average remaining term (years)
Ports	66	63	63	62	741	995	4 to 21
Vessels	64	62	60	59	345	590	3 to 11
Pelletizing plants	48	41	39	39	110	277	2 to 11
Properties	35	20	18	9	30	112	2 to 9
Energy plants	7	6	6	6	55	80	8
Mining equipment	3	2	1	1	7	14	2 to 6
Total	223	194	187	176	1,288	2,068

e) Guarantees

As at December 31, 2021 and 2020, loans and borrowings are secured by property, plant and equipment in the amount of US$82 and US$176, respectively. The securities issued through Vale’s wholly owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

Accounting policy

Loans and borrowings are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Income statement over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs. The Company contracts derivatives to protect its exposure to changes in debt cash flows, changing the average cost of debts that have hedge derivatives contracted.

Loans and borrowing costs are capitalized as part of property, plants and equipment if those costs are directly related to a qualified asset. The capitalization occurs until the qualified asset is ready for its intended use. In 2021, 9% of total interest incurred was capitalized (note 6). Borrowing costs that are not capitalized are recognized in the income statement in the period in which they are incurred.

The accounting policy applied to lease liabilities is disclosed in note 18.

24.	Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including 6 victims still missing, and caused extensive property and environmental damage in the region.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

As a result of the dam failure, the Company has been recognizing provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the affected areas and compensation to the society, as shown below:

	December 31, 2020	Operating expense	Monetary and present value adjustments (i)	Disbursements (ii)	Translation adjustment	December 31, 2021
Global Settlement for Brumadinho	3,989	-	340	(1,056)	(289)	2,984
Individual indemnification and other commitments	586	201	(11)	(192)	(31)	553
Incurred expenses (iii)	-	650	-	(650)	-	-
	4,575	851	329	(1,898)	(320)	3,537

(i) In 2021, the effect of the present value adjustment on Global Settlement provision resulted in a reduction of US$170 due to the increase in the discount rate from 5.92% to 8.08% (2020: US$5).

(ii) Disbursement is presented net of the judicial deposits utilization.

(iii) The Company has incurred expenses, which have been recognized straight to the income statement, in relation to communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others. In 2020, the Company incurred expenses in the amount of US$510.

a) Global Settlement for Brumadinho

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. The Global Settlement was ratified by the Minas Gerais State Court on February 4, 2021, and the res judicata was drawn up on April 7, 2021.

With the Global Settlement, the requests contained in public civil actions regarding the socio-environmental and socioeconomic damages caused by the dam rupture were substantially resolved. In addition, relevant aspects related to the scope and execution of the Company's obligations were defined.

The provision is discounted at presented value using an observable rate that reflects the current market assessments of the time value of money and the risks specific to the liability at the reporting date. In this year, the provisions were updated mainly by the consumer price index (“IPCA”), as required by the Global Agreement, resulting in an impact of US$340, recorded under financial results in the income statement for year ended December 31, 2021.

	December 31, 2021	December 31, 2020
Payment obligations	1,427	2,343
Provision for socio-economic reparation and others	852	860
Provision for social and environmental reparation	705	786
	2,984	3,989

	December 31, 2021	December 31, 2020
Current liabilities	883	1,561
Non-current liabilities	2,101	2,428
Liabilities	2,984	3,989

(a.i) Cash settlement obligation

The cash settlement obligation relates to the socio-economic reparation and socio-environmental compensation projects that will be carried out or managed directly by the State of Minas Gerais and Institutions of Justice, mainly aiming to develop the urban mobility program and strengthening public service programs, as well as other projects that will be proposed by the affected population. In addition, resources will be used in a program of income transfer to those affected by the event, which will be carried out by Institutions of Justice. In October 2021, the Company paid in full the income transfer program in the amount of US$777 (R$4,383 million). The remaining amount of US$1,427 (R$7,964 million) represents the present value for the fixed semiannual payments obligation, which will last 5 years on average.

(a.ii) Provision for socio-economic reparation and others

The Global Settlement includes remediation projects for Brumadinho and other affected municipalities of the Paraopeba Basin. The socioeconomic reparation actions aim to strengthen the productive activities of the affected region, through measures for greater economic diversification of the municipality of Brumadinho, reducing its historical dependence on mining, and, for the rest of the Basin, finding ways to support the transformation of the economy of the impacted municipalities. These projects will be carried out directly by the Company for an average period of 5 years.

The estimated amounts for the project execution, although set in the agreement, may vary since the implementation of those projects are Vale's responsibility and changes against the original budget may result in changes in provision in future reporting periods.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(a.iii) Provision for social and environmental reparation

The Global Settlement establishes the rule for the development of the environmental reparation plan, and projects for the compensation of environmental damage already known. These measures aim to repair the damage caused, restore the ecosystems disruption, restore local infrastructure, repair social and economic losses, recover affected areas and repair the loss of memory and cultural heritage caused by the dam rupture. It also includes several actions to clean up the affected areas and improvements to the water catchment system along the Paraopeba River and other water collection points near the affected area. These measures and compensation projects will be carried out directly by the Company for an average period of 5 years.

The estimated amount to carry out the environmental recovery actions is part of the Global Settlement. However, it has no cap due to the Company's legal obligation to fully repair the environmental damage caused by the dam rupture. Therefore, although Vale monitors this provision, the amount recorded may change depending on several factors that are not under the sole control of the Company.

b) Provision for individual indemnification and other commitments

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba. As at December 31, 2021, the provision recorded is US$317 (2020: US$267).

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s Dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations (“UN”). As at December 31, 2021, the provision recorded is US$115 (2020: US$179).

c) Contingencies and other legal matters

(c.i) Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the rupture of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and justice institutions, claiming compensation for socioeconomic and socio-environmental damages resulting from the dam failure and seeking a broad range of preliminary injunctions ordering Vale to take specific remediation and reparation actions.

As a result of the Global Settlement, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam rupture were substantially resolved. Indemnifications for individual damages was excluded from the Global Settlement, and the parties ratified the agreement with the Public Defendants of the State of Minas Gerais. Thus, the Company is continuing to enter into individual agreements.

(c.ii) Collective Labor Civil Action

In 2021, public civil actions were filed in the Betim Labor Court in the state of Minas Gerais, by a workers' union claiming the payment of compensation for death damages to own and outsourced employees, who died as a result of the rupture of Dam I. An initial sentence was published condemning Vale to pay US$180 thousand (R$1 million) per fatal victim. Vale is defending itself on the lawsuits and understands that the likelihood of loss is possible.

(c.iii) U.S. Securities putative class action suit

Vale is defending itself in a putative class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. The Lead Plaintiff alleges that Vale made false and misleading statements or omitted to make disclosures concerning the risks of the operations of Dam I in the Córrego de Feijão mine and the adequacy of the related programs and procedures. Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started and is expected to be concluded in 2022.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

On November 24, 2021, a new Complaint was filed before the same Court by eight Plaintiffs, all investment funds, as an “opt-out” litigation from the putative class action already pending in the Eastern District of New York court, asserting virtually the same claims against the same defendants as those in the putative class case.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of these processes is classified as possible. However, considering the initial stage of this putative class action, it is not possible at this time to reliably estimate the amount of a potential loss. The Plaintiff did not specify the amounts alleged in this demand.

(c.iv) Arbitration proceedings in Brazil filed by minority stockholders and a class association

In Brazil, Vale is a defendant in (i) one arbitration filed by 385 minority stockholders, (ii) two arbitrations filed by a class association allegedly representing all Vale’s minority stockholders, and (iii) three arbitrations filed by foreign investment funds.

In the six proceedings, the Claimants argue Vale was aware of the risks associated with the dam, and failed to disclose it to the stockholders, which would be required under the Brazilian applicable laws and the rules of Comissão de Valores Mobiliários (Securities and Exchange Commission in Brazil). Based on such argument, they claim compensation for losses caused by the decrease of the value of the shares.

Based on the assessment of the Company's legal advisors, the expectation of loss is classified as possible for the six procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately US$323 (R$1,800 million). In another proceeding recently filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately US$700 (R$3,900 million). The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the foreign funds is remote.

(c.v) Investigations conducted by CVM and the Securities and Exchange Commission (“SEC”)

Vale has been notified that the SEC staff has made a preliminary determination to recommend that the SEC commence proceedings against Vale alleging violations of U.S. securities laws related to Vale’s disclosures about its dam safety management and the dam at Brumadinho. If the SEC authorizes an action against Vale, the SEC could seek an injunction against future violations of U.S. federal securities laws, the imposition of civil monetary penalties, disgorgement and other relief within the SEC’s authority in a lawsuit filed in a federal court. The CVM is also conducting investigations relating to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. At this time, it is not yet possible to estimate the value or a range of potential loss to the Company.

(c.vi) Criminal proceedings and investigations

In January 2020, the State Prosecutors of Minas Gerais (“MPMG”) filed criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes. Vale is defending itself against the criminal claims and is still no possible to estimate when a decision on this criminal proceeding will be issued.

d) Insurance

The Company is negotiating with insurers the payment of indemnification under its civil liability and Directors and Officers Liability Insurance. However, these negotiations are still in progress, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification related to these insurers was recognized in these financial statements.

The adjustment of the claim of Brumadinho in the Operational Risk policy was concluded and the Company received a compensation in the amount of US$19 for the year ended December 31, 2021.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Critical accounting estimates and judgments

The provision for social, economic and environmental reparation may be affected by factors including, but not limited to: (i) changes in the current estimated market price of the direct and indirect cost related to products and services, (ii) changes in timing for cash outflows, (iii) changes in the technology considered in measuring the provision, (iv) number of individuals entitled to the indemnification payments, (v) resolution of existing and potential legal claims, (vi) demographic assumptions, (vii) actuarial assumptions, and (viii) updates in the discount rate.

Thus, the amounts actually incurred by the Company may differ from the amounts currently provisioned, due to the confirmation of the assumptions used and which depend on several factors, some of which are not under the Company's control. These changes could result in a material impact on the amount of the provision in future periods. At each presentation date of its financial statements, the Company will reassess the main assumptions used in the preparation of projected cash flows and will adjust the provision, when applicable.

25.	Liabilities related to associates and joint ventures

a) Rupture of Samarco dam

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (Samarco) failed, releasing tailings downstream, flooding certain communities and causing impacts on communities and the environment along the Doce river. The rupture resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In June 2016, Samarco, Vale and BHPB created the Fundação Renova, a not-for-profit private foundation, to develop and implement (i) social and economic remediation and compensation programs and (ii) environmental remediation and compensation programs in the region affected by the dam rupture. The creation of Fundação Renova was provided for under the agreement for settlement and conduct adjustment (the ‘‘Framework Agreement’’) signed in March 2016 by Vale, BHPB, Samarco, the Brazilian federal government, the two Brazilian states affected by the rupture (Minas Gerais and Espírito Santo) and other governmental authorities.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties (“TacGov Agreement”), improving the governance mechanism of Fundação Renova and establishing, among other things, a process for potential revisions to the remediation programs provided under the Framework Agreement.

Judicial recovery of Samarco

Under the Framework Agreement, the TacGov Agreement and Renova’s bylaws, Fundação Renova must be funded by Samarco, but to the extent that Samarco is unable to fund, Vale and BHPB must ratably bear the funding requirements Under the Framework Agreement.

In April 2021, Samarco announced the request for Judicial Reorganization (“RJ”) that was filed with the Minas Gerais Court to renegotiate its debt, which is held by bondholders abroad. The purpose of RJ is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Fundação Renova.

The RJ does not affect Samarco’s obligation to remediate and compensate the impacts of the Fundão tailings dam failure. However, as Samarco began the gradual resumption of operations in December 2020, it is not yet possible to reliably estimate when Samarco will generate cash to comply with its assumed obligation in the Framework Agreement. Thus, the liability recorded by Vale on December 31, 2021 are recognized base on the assumption that Samarco does not have the capacity to generate cash enough to make all cash contributions to the Fundação Renova.

In addition, ongoing discussions in the context of the RJ may lead to the loss of deductibility of part of the expenses incurred with the Fundação Renova and of the deferred taxes over the total provision, depending on the method determined for restructuring Samarco's debts. The total amount exposed as at December 31, 2021 is US$1,519 (R$8,476 million), of which US$426 (R$2,376 million refers to expenses already incurred and considered as part of the Company’s uncertain tax positions (note 8).

The Company works in the perspective that the mechanisms resulting from the RJ will continue to allow the deductibility of these expenses, however, future decisions resulting from the negotiations regarding Samarco's capital structure, which are not under Vale's control, could materially change the value of the deferred tax recognized by the Company.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Changes on the provisions in the year

	2021	2020
Balance at January 1,	2,074	1,700
Additional provision	1,700	1,095
Disbursements	(392)	(394)
Present value valuation	(91)	64
Translation adjustment	(179)	(391)
Balance at December 31,	3,112	2,074

	December 31, 2021	December 31, 2020
Current liabilities	1,785	876
Non-current liabilities	1,327	1,198
Liabilities	3,112	2,074

Fundação Renova

New court decisions on individual indemnities for residents of cities impacted by the Fundão dam failure were issued at the end of the fiscal year, impacting the provision related to Fundação Renova, on December 31, 2021. These decisions mainly changed and expanded the number of types of damage, categories, indemnifiable amounts to the affected municipalities.

The addition in the provision in the amount of US$1,699 was substantially driven by these court decisions. As at December 31, 2021, the Company has a provision of US$2,910 (US$1,853 as at December 31, 2020) for remediation and compensation programs, which corresponds to the Company's proportionate responsibility with Fundação Renova.

Germano Dam

In addition to the Fundão tailings dam, Samarco owns the Germano dam, which was also built under the upstream method and has been inactive since the Fundão dam rupture. Due to the new safety requirements set by the Brazilian National Mining Agency (“Agência Nacional de Mineração – ANM”), Samarco prepared a project for the de-characterization of this dam, resulting in a provision for the de-characterization of the Germano tailings dam. As at December 31, 2021, Vale total provision is US$202 (US$221 as at December 31,2020), for de-characterization of Germano tailings dam.

Samarco’s working capital

In addition to the provision, Vale made available the amount of US$21 for the year ended December 31, 2021 and (2020: US$166) which was fully used to fund Samarco’s working capital and recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”.

Summarized financial information

The summarized financial information of Samarco are as follows. The stand-alone financial statements of these entity may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

	December 31, 2021	December 31, 2020
Current assets	561	87
Non-current assets	2,921	4,582
Total assets	3,482	4,669

Current liabilities	10,902	8,370
Non-current liabilities	7,040	6,385
Total liabilities	17,942	14,755
Negative reserves	(14,460)	(10,086)

Loss for the year ended	(3,208)	(1,160)

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Framework Agreements represents a model for the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the United States against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the year were as follows:

(i) Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Ministry ("MPF")

The Framework Agreement established a possible renegotiation of Fundação Renova reparation programs upon the completion of studies carried by specialist engaged to assist the Public Prosecutor's Office in this process. In October 2020, the MPF requested the resumption of its public civil action of US$27.5 billion (R$155 billion), due to a difficulty in hiring of technical advisors. Discussion for the renegotiation began in April 2021, and a letter of principles was finalized and signed in June 2021 by the companies Vale, BHPB and Samarco, as well as representatives of the Government and various Justice Institutions. Depending on the conclusion of the specialists hired and the court decision in this regard, the Company may recognize additional provisions for the fulfillment of the programs determined in the Framework Agreement.

(ii) Class Action in the United States

In March 2017, the holders of securities issued by Samarco Mineração S.A. filed a potential collective action in the New York Federal Court against Samarco, Vale, BHP Billiton Limited, BHP Billiton PLC and BHP Brasil Ltda. based on U.S. Federal Securities laws, which was dismissed in June 2021. Thus, the case is closed and will be archived.

(iii) Criminal proceeding

In September 2019, the federal court of Ponte Nova dismissed all criminal charges against Vale representatives relating to the first group of charges, which concerns the results of the Fundão dam failure, remaining only the legal entity in the passive pole. The second group of charges against Vale S.A. and one of the Company’s employees, which concerns the accusation of alleged crimes committed against the Environmental Public Administration, remained unchanged. The Company cannot estimate when a final decision on the case will be issued.

Insurance

Since the Fundão dam rupture, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. In 2021, the Company received payments in the amount of US$33 (2020: US$17). The Company recorded a gain in the income statement as “Equity results and other results in associates and joint ventures”.

Critical accounting estimates and judgments

Under Brazilian legislation and the terms of the joint venture agreement, the Company does not have an obligation to provide funding to Samarco. Accordingly, the Company’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

The provision related to Fundação Renova requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as a result of further technical analysis and the ongoing negotiations with the Federal Prosecution Office, (ii) activity level of Samarco´s operations; (iii) updates of the discount rate; and (iv) resolution of existing and potential legal claims.

Moreover, the main critical assumptions and estimates applied in the Germano dam provision considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; and (iii) acceptance by the authorities of the proposed engineering methods and solution.

As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company reassess the key assumptions used by Samarco in the preparation of the projected cash flows and adjust the provision, if required.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

26.	Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to regulations, which requires the decommissioning of the assets and mine sites that Vale operates at the end of their useful lives. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as described below.

a) De-characterization of dam structures located in Brazil

As a result of the Brumadinho dam rupture (note 24), the Company has decided to speed up the plan to “de-characterize” of all its tailings dams built under the upstream method, certain “centerline structures” and dikes, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams, however, there are no safety, technical or regulatory reasons for these dams to be de-characterized. Therefore, these dams will be decommissioned using other methods, as presented in item (b) below.

In September 2020, the federal government enacted Law no. 14,066, which modified the National Dam Safety Policy (Law no. 12,334/2020), reinforcing the prohibition of constructing and raising upstream dams in Brazil. The statute also requires companies to de-characterize the structures built using the upstream method by 2022, or by a later date if it is proven that the de-characterization is not technically feasible by 2022. A substantial part of the Company's de-characterization projects will be completed in a period exceeding the date established in the regulation due to the characteristics and safety levels of the Company's geotechnical structures. Thus, on February 21, 2022 (subsequent event), the Company filed with the relevant bodies a request for an extension to perform the projects.

In 2021, as a result of advances in engineering and geotechnical studies, the Company reviewed the estimates to de-characterize the geotechnical structures. In the last quarter 2021, the Company recorded US$1,725 in addition to the provision recorded in 2020, mainly due to changes in the engineering methods and solutions of geotechnical structures to ensure safety in the execution of the de-characterization. These changes resulted in the increase on the volume of tailings to be removed from certain structures, changes in containment plans and reinforcement of structures, and the use of remotely controlled equipment instead of conventional equipment.

These engineering projects for these structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimation of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

The Company’s de-characterization projects will last up to 15 years and were discounted at present value at a rate, which increased from 3.50% to 5.48%. Changes in the provisions are as follows:

	December 31, 2021	December 31, 2020
Balance at January 1,	2,289	2,489
Additional provision	1,725	617
Disbursements	(338)	(293)
Present value valuation	(36)	36
Translation adjustment	(117)	(560)
Balance at December 31,	3,523	2,289

Current liabilities	451	381
Non-current liabilities	3,072	1,908
Liabilities	3,523	2,289

In addition, due to the de-characterization projects, the Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of US$376 and US$634 for the year ended December 31, 2021 and 2020, respectively. The Company is working on legal and technical measures to resume all operations at full capacity.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Asset retirement obligations and environmental obligations

	December 31, 2021	December 31, 2020	Discount rate	Flow duration
Liability by geographical area
Brazil	1,398	1,530	5.48%	2119
Canada	2,727	2,491	0.00%	2151
Oman	123	105	3.03%	2035
Indonesia	77	60	4.20%	2061
Other regions	255	336	0.00 - 7.79%
	4,580	4,522

Provision changes during the year

	December 31, 2021	December 31, 2020
Asset retirement obligations
Balance at beginning of the year	4,220	3,960
Adjustment to present value	110	27
Disbursements	(88)	(45)
Revisions on projected cash flows (i)	178	509
Transfer to assets held for sale (note 16)	(50)	-
Translation adjustment	(87)	(231)
Balance at end of the year	4,283	4,220

Environmental obligations
Balance at beginning of the year	302	389
Adjustment to present value	19	6
Disbursements	(57)	(61)
Revisions on projected cash flows	49	48
Translation adjustment	(16)	(80)
Balance at end of the year	297	302
Liability	4,580	4,522

Current	170	201
Non-current	4,410	4,321
Liability	4,580	4,522

(i) Includes US$121 related to the decommissioning of the water structure of the base metals operations in Canada recorded in income for the year ended December 31, 2021 as "Other operating expenses" (note 5) and US$57 capitalized as part of property, plant, and equipment (note 18). In 2020, the total amount was US$312 referring to the decommissioning of base metals infrastructure in Canada of US$151 and iron ore in Brazil of US$161.

Financial guarantees

The Company has issued letters of credit and surety bonds for US$605 as at December 31, 2021 (2020: US$651), in connection with the asset retirement obligations for its base metals operations.

Critical accounting estimates and judgments

De-characterization of dam structures - The main critical assumptions and estimates applied in the de-characterization provision considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) engineering methods and solutions; (iv) security levels; (v) productivity of the equipment used; (vi) advances in geological studies and new hydrological information; and (vii) discount rate update

Therefore, future expenditures may differ from the amounts currently provided because the realized assumptions and various other factors are not always under the Company’s control. These changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company will reassess the key assumptions used in the preparation of the projected cash flows and will adjust the provision, if required.

Asset retirement obligations - When the provision is recognized, the corresponding cost is capitalized as part of property, plant and equipment and it is depreciated over the useful life of the related mining asset.

The long-term liability is discounted at presented value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability and the unwinds are recorded in the income statement and is reduced by payments for mine closure and decommissioning of mining assets. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Judgment is required to determine key assumptions used on the asset retirement obligation measurement such as, interest rate, cost of closure, useful life of the mining asset considering the current conditions of closure and the projected date of depletion of each mine. Any changes in these assumptions may significantly impact the recorded provision. Therefore, the estimated costs for closure of the mining assets are deemed to be a critical accounting estimate and annually reviewed.

27.	Provisions

	Current liabilities		Non-current liabilities
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Provisions for litigation (note 28)	93	87	1,012	1,004
Employee postretirement obligations (note 29)	99	103	1,533	2,271
Payroll, related charges and other remunerations	816	877	-	-
Onerous contracts (note 19)	37	58	874	838
Provision related to VNC sale (note 15)	-	500	-	-
Others	-	39	-	-
Provisions	1,045	1,664	3,419	4,113

Accounting policy

The long-term liability is discounted at presented value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability and the unwinds are recorded in the income statement and is reduced by payments. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

28.	Litigations

The Company is defendant in numerous legal actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

a)	Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on stockholders’ equity (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as at December 31, 2021 is US$402 (US$423 for the year ended December 31, 2020). This proceeding is guaranteed by a judicial deposit in the amount of US$463 recorded as at December 31, 2021 (US$487 as at December 31, 2020).

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2019	696	300	455	11	1,462
Additions and reversals, net	29	26	16	2	73
Payments	(23)	(30)	(59)	-	(112)
Indexation and interest	(85)	30	26	1	(28)
Translation adjustment	(132)	(66)	(103)	(3)	(304)
Balance at December 31, 2020	485	260	335	11	1,091
Additions and reversals, net	4	19	74	1	98
Payments	(10)	(22)	(57)	(5)	(94)
Indexation and interest	10	45	32	-	87
Acquisition of NLC (note 16)	-	2	8	-	10
Discontinued operations - Coal (note 16)	-	(2)	(8)	-	(10)
Translation adjustment	(33)	(18)	(26)	-	(77)
Balance at December 31, 2021	456	284	358	7	1,105
Current liabilities	14	22	56	1	93
Non-current liabilities	442	262	302	6	1,012
	456	284	358	7	1,105

(i)            Includes amounts regarding to social security claims that were classified as labor claims.

b)            Contingent liabilities

	December 31, 2021	December 31, 2020
Tax litigations	5,177	5,746
Civil litigations	1,503	1,185
Labor litigations	516	563
Environmental litigations	954	907
Total	8,150	8,401

The main contingent liabilities, updated by applicable interest rates, for which the likelihood of loss is considered possible are presented by nature as follows:

(b.i) Tax proceedings - CFEM

The Company is engaged in numerous administrative and judicial proceedings related to the mining royalty known as CFEM. These proceedings arise out of a large number of assessments by the Brazilian National Mining Agency (“Agência Nacional de Mineração – ANM”, former “DNPM”), which main discussions involve the deduction of insurance and transportation costs indicated in the corresponding invoice payment of royalties on pellet sales and CFEM charges on the revenues provided by our subsidiaries abroad. The Company estimates the possible losses resulting from these proceedings to be US$1,594 (R$8,893 million) as at December 31, 2021 (US$2,065 (R$10,730 million) as at December 31,2020). The reduction in the amount under discussion was mainly due to the review of the amount assessed by the ANM and payments made by the Company.

(b.ii) Tax proceedings - PIS/COFINS

The Company is a party to several collections related to the alleged improper use of PIS and COFINS credits (federal taxes levied on the companies' gross revenue). Brazilian tax legislation authorizes taxpayers to use PIS and COFINS tax credits, such as those referring to the acquisition of inputs for the production process and other items. The tax authorities mainly claim that (i) some credits were not related to the production process, and (ii) the right to use the tax credits was not adequately proven. The Company is discussing the aforementioned charges related to credits determined as at 2002. The chances of loss related to these lawsuits classified as possible total US$1,016 (R$5,667 million) as at December 31, 2021 (US$1,004 (R$5,602 million) as at December 31, 2020).

(b.iii) Tax proceedings - Tax on Services (“ISS”)

The Company is party to a number of administrative and judicial proceedings related to the collection of ISS in several Brazilian municipalities. The tax authorities’ main allegations for those proceedings are: (i) the tax basis used for computing the tax payable was incorrect; (ii) failure to pay ISS related to third parties asset management services; and (iii) the incidence of ISS over own goods port handling services (“self-service”). As at December 31, 2021, the total amount of the possible loss is US$526 (R$2,935 million) (US$504 (R$2,621 million) as at December 31, 2020).

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(b.iv) Tax proceedings - Value added tax on services and circulation of goods (“ICMS”)

Vale is engaged in several administrative and court proceedings relating to additional charges of ICMS by the tax authorities of different Brazilian states. In each of these proceedings, the tax authorities claim that (i) use of undue tax credit; (ii) failing to comply with certain accessory obligations; (iii) the Company is required to pay the ICMS on acquisition of electricity (iv) operations related to the collection of tax rate differential (“DIFAL”) and (v) incidence of ICMS on its own transportation. The total amount classified as a possible loss is US$524 (R$2,923 million) as at December 31, 2021 (US$648 (R$3,369 million) as at December 31, 2020).

(b.v) Tax proceedings - Fines arising from offsets not approved for settlement of federal debts

Vale is a party to several assessments by the Brazilian Federal Revenue Service (“RFB”) referring to the imposition of fines of 50% on the value of compensation not approved for the settlement of federal debts. The RFB understands that these offsets were made with undue credits. The Company contests the aforementioned fines and also the non-approval of compensation in other proceedings, which are already disclosed if related to a contingency with possible likelihood of loss. If the Company is successful in the proceedings in which the non-approval of the compensation is being discussed, the expectation is that the corresponding collection of fines will be cancelled. The constitutionality of the fine collection is discussed by another company in a leading case before the STF, and a favorable decision in this case will be applicable to all taxpayers who dispute this thesis. As at December 31, 2021, the total amount of fines imposed was US$287 (R$1,604 million) (US$297 (R$1,542 million) as at December 31, 2020).

(b.vi) Civil proceedings - Environmental licensing of the Company's operations

The Company is a party to several civil proceedings, which are not individually material. Among these processes, the Company is engaged on public civil actions brought by associations representing the Kayapó and Xikrin indigenous communities, in the state of Pará, which seek to suspend the Company’s environmental licenses for Onça Puma (nickel), Salobo (copper) and S11D (iron ore). Those associations claim, among other things, that during the environmental licensing process, the Company did not perform appropriate studies on the impacts from those operations over the surrounding indigenous communities, which were ordinarily processed and approved by the competent licensing bodies.

The Company estimates the likelihood of loss on those proceedings as possible, however, the amount of a possible loss resulting from a possible interruption of these operations or compensatory measures to prevent the suspension of their environmental licenses cannot be reliably estimated.

(b.vii) Environmental litigations– Iron ore operations in Itabira

The Company is a party to several environmental proceedings, which are not individually material. Among these processes, the Company is a defendant in two separate actions brought by the municipality of Itabira, in the Brazilian state of Minas Gerais. In the first action, filed in August 1996, the municipality alleges that Vale iron ore operations have caused environmental and social harm, and claims damages with respect to the alleged environmental degradation, as well as the immediate restoration of the affected ecological complex and the performance of compensatory environmental programs in the region. In the second action, filed in September 1996, the municipality of Itabira claims the right to be reimbursed for expenses it has incurred in connection with public services rendered as a consequence of mining activities. The damages sought, as adjusted from the date of the claim, amount to approximately US$345 (US$287 as at December 31, 2020).

c) Judicial deposits

	December 31, 2021	December 31, 2020
Tax litigations	957	988
Civil litigations	100	85
Labor litigations	141	177
Environmental litigations	22	18
Total	1,220	1,268

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$2 billion (R$11.2 billion) in guarantees for its lawsuits, as an alternative to judicial deposits.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Contingent Assets

(e.i) Compulsory Loan

In 2015, the Company requested for the enforcement of the judicial decision related to a favorable unappealable decision which partially recognized its right to refund the differences of monetary adjustments and interests due over to the third convertible bonds issued by Eletrobras shares in the period within 1987 to 1993. In November 2019, the Company requested for the payment recognized by Eletrobras as due and such requirement was granted by the court. In August 2020, the Company received US$55 (R$301 million) and the remaining amount still under evaluation is US$35 (R$198 million).

(e.ii) Arbitration related to Simandou

In 2010, the Company acquired a 51% interest in BSG Resources Limited G ("BSGR"), which held concession rights and permits for iron ore exploration in the Republic of Guinea. In 2014, the Republic of Guinea revoked these concessions based on evidence that BSGR had obtained them through bribery of Guinean government officials. The Republic of Guinea did not make any finding of any involvement or responsibility on the Company’s part.

The arbitral tribunal in London ruled in the Company’s favor and ordered BSGR to pay to the Company the amount of approximately US$2 billion (with interest and costs). BSGR went into administration in March 2018, and the Company has commenced legal proceedings against BSGR before courts in London, England and in the United States District Court for the Southern District of New York to enforce the arbitral award against BSGR.

The Company continues to pursue the enforcement of the award and collection of the amounts due by all legally available means, but since there can be no assurance as to the timing and amount of any collections, the asset was not recognized in its financial statements.

(e.iii) Tax Litigation in Canada

Vale Canada Limited ("VCL") and the Canadian tax agency, affiliated with the Canadian Department of Justice, have signed an agreement on a tax dispute related to the tax treatment of receipts and expenses incurred by VCL in merger and acquisition transactions that occurred in 2006. In 2019, the Company recognized an asset in the amount of US$162 (CAD221 million), which corresponded to the amount due from the income tax refund, including estimated interest. In 2020, the Company recognized an additional amount of US$15 (CAD21 million) related to interest. In 2020, the Company received the amount of US$177 (CAD242 million).

Accounting policy

A provision is recognized when it is considered probable that an outflow of resources will be required to settle the obligation and can be reliably estimated. The liability is accounted against an expense in the income statement. This obligation is updated based on the developments of the judicial process or interest accretion and can be reversed if the expectation of loss is not considered probable due to changes in circumstances or when the obligation is settled.

Contingent assets are disclosed when the related economic benefits are probable and are only recognized in the financial statements in the period in which their realization is virtually certain.

Critical accounting estimates and judgments

Litigations are contingent by nature, that is, it will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside of the Company’s control. Legal uncertainties involve the application of significant estimates and judgments by management regarding the potential outcomes of future events.

29.            Employee benefits

a) Employee postretirements obligations

In Brazil, the management of the pension plans is the responsibility of Fundação Vale do Rio Doce de Seguridade Social (“Valia”) a nonprofit entity with administrative and financial autonomy. The Brazilian plans are as follows:

Benefit plan Vale Mais (“Vale Mais”) and benefit plan Valiaprev (“Valiaprev”) - Certain Company’s employees are participants of Vale Mais and Valiaprev plans with components of defined benefits (specific coverage for death, pensions and disability allowances) and components of defined contributions (for programmable benefits). The defined benefits plan is subject to actuarial evaluations. The defined contribution plan represents a fixed amount held on behalf of the participants. Both Vale Mais and Valiaprev were overfunded as at December 31, 2021 and 2020.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Defined benefit plan (“Plano BD”) - The Plano BD has been closed to new entrants since 2000, when the Vale Mais plan was implemented. It is a plan that has defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. It was overfunded as at December 31, 2021 and 2020 and the contributions made by the Company are not material.

“Abono complementação” benefit plan - The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia regular payments plus post-retirement benefits that covers medical, dental and pharmaceutical assistance. The contributions made by the Company finished in 2014. The “abono complementação” benefit was overfunded as at December 31, 2021 and 2020.

Other benefits - The Company sponsors medical plans for employees that meet specific criteria and for employees who use the “abono complementação” benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future commitments. As those benefits are related to health care plans they have nature of underfunded benefits, and are presented as underfunded plans as at December 31, 2021 and 2020.

The Foreign plans are managed in accordance with their region. They are divided between plans in Canada, United States of America, United Kingdom and Indonesia. Pension plans in Canada are composed of a defined benefit and defined contribution component. Currently the defined benefit plans do not allow new entrants. The foreign defined benefit plans are underfunded as at December 31, 2021 and 2020.

Employers’ disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided as follows.

i. Evolution of present value obligation

	Overfunded pension plans	Underfunded pension plans	Other benefits
Benefit obligation as at December 31, 2019	4,006	4,421	1,505
Service costs	7	53	18
Interest costs	222	134	64
Benefits paid	(368)	(248)	(53)
Effect of changes in the actuarial assumptions	118	271	243
Translation adjustment	(880)	1	(44)
Benefit obligation as at December 31, 2020	3,105	4,632	1,733
Service costs	10	68	1
Interest costs	196	122	33
Benefits paid	(235)	(257)	(56)
Participant contributions	-	(31)	-
Effect of changes in the actuarial assumptions	(330)	(246)	(261)
Translation adjustment	(208)	(10)	(23)
Transfer	295	(295)	-
Benefit obligation as at December 31, 2021	2,833	3,983	1,427

ii. Evolution of assets fair value

	Overfunded pension plans	Underfunded pension plans	Other benefits
Fair value of plan assets as at December 31, 2019	5,304	3,726	-
Interest income	298	109	-
Employer contributions	(39)	54	53
Benefits paid	(368)	(248)	(53)
Return on plan assets (excluding interest income)	(114)	305	-
Translation adjustment	(1,112)	46	-
Fair value of plan assets as at December 31, 2020	3,969	3,992	-
Interest income	253	102	-
Employer contributions	29	40	56
Benefits paid	(235)	(257)	(56)
Return on plan assets (excluding interest income)	(269)	181	-
Translation adjustment	(276)	2	-
Transfer	281	(281)	-
Fair value of plan assets as at December 31, 2021	3,752	3,779	-

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

iii. Reconciliation of assets and liabilities recognized in the statement of financial position

	Plans in Brazil
	December 31, 2021			December 31, 2020
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	864	-	-	1,298	-	-
Interest income	58	-	-	74	-	-
Changes on asset ceiling	16	-	-	(278)	-	-
Translation adjustment	(62)	-	-	(230)	-	-
Balance at end of the year	876	-	-	864	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(2,572)	(237)	(301)	(3,105)	(317)	(465)
Fair value of assets	3,448	94	-	3,969	109	-
Effect of the asset ceiling	(876)	-	-	(864)	-	-
Liabilities	-	(143)	(301)	-	(208)	(465)

Current liabilities	-	(40)	(5)	-	(32)	(49)
Non-current liabilities	-	(103)	(296)	-	(176)	(416)
Liabilities	-	(143)	(301)	-	(208)	(465)

	Foreign plan
	December 31, 2021			December 31, 2020
	Overfunded pension plans	Underfunded pension plans	Other benefits	Underfunded pension plans	Other benefits
Movements of assets ceiling
Changes on asset ceiling and onerous liability	44	-	-	-	-
Balance at December 31,	44	-	-	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(261)	(3,746)	(1,127)	(4,315)	(1,268)
Fair value of assets	305	3,685	-	3,883	-
Effect of the asset ceiling	(44)	-	-	-	-
Liabilities	-	(61)	(1,127)	(432)	(1,268)

Current liabilities	-	(7)	(47)	(7)	(47)
Non-current liabilities	-	(54)	(1,080)	(425)	(1,221)
Liabilities	-	(61)	(1,127)	(432)	(1,268)

	Total
	December 31, 2021			December 31, 2020
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	864	-	-	1,298	-	-
Interest income	58	-	-	74	-	-
Changes on asset ceiling	60	-	-	(278)	-	-
Translation adjustment	(63)	-	-	(230)	-	-
Balance at end of the year	919	-	-	864	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(2,833)	(3,983)	(1,428)	(3,105)	(4,632)	(1,733)
Fair value of assets	3,752	3,779	-	3,969	3,991	-
Effect of the asset ceiling	(919)	-	-	(864)	-	-
Liabilities	-	(204)	(1,428)	-	(641)	(1,733)

Current liabilities	-	(47)	(52)	-	(47)	(96)
Non-current liabilities	-	(157)	(1,376)	-	(594)	(1,637)
Liabilities	-	(204)	(1,428)	-	(641)	(1,733)

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

iv. Costs recognized in the income statement

	Year ended December 31,
	2021			2020			2019
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Service cost	10	68	1	7	52	18	7	55	10
Interest expense	196	122	33	222	134	64	317	153	57
Interest income	(253)	(102)	-	(297)	(107)	-	(432)	(123)	-
Interest expense on effect of (asset ceiling)/ onerous liability	58	-	-	74	-	-	114	-	-
Total of cost, net	11	88	34	6	79	82	6	85	67

v. Costs recognized in the statement of comprehensive income

	Year ended December 31,
	2021			2020			2019
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	(101)	(400)	(363)	(173)	(459)	(238)	(166)	(468)	(128)
Effect of changes actuarial assumptions	330	246	261	(118)	(271)	(243)	(718)	(373)	(182)
Return on plan assets (excluding interest income)	(269)	181	-	(114)	305	-	757	385	-
Change of asset ceiling	(60)	-	-	278	-	-	(60)	-	-
Others	(5)	3	(4)	-	9	11	-	-	-
	(4)	430	257	46	43	(232)	(21)	12	(182)
Deferred income tax	5	(130)	(83)	(15)	(12)	82	7	(5)	63
Others comprehensive income	1	300	174	31	31	(150)	(14)	7	(119)
Translation adjustments	7	8	17	41	28	25	7	2	9
Accumulated other comprehensive income	(93)	(92)	(172)	(101)	(400)	(363)	(173)	(459)	(238)

vi. Risks related to plans

The Administrators of the plans have committed to strategic planning to strengthen internal controls and risk management. This commitment is achieved by conducting audits and assessments of internal controls, which aim to mitigate operational market and credit risks. Risks are presented as follow:

Legal - Lawsuits: issuing periodic reports to internal audit and directors contemplating the analysis of lawyers about the possibility of loss (remote, probable or possible), aiming to support the administrative decision regarding provisions. Analysis and ongoing monitoring of developments in the legal scenario and its dissemination within the institution in order to subsidize the administrative plans, considering the impact of regulatory changes.

Actuarial - The annual actuarial valuation of the benefit plans comprises the assessment of costs, revenues and adequacy of plan funding. It also considers the monitoring of biometric, economic and financial assumptions (asset volatility, changes in interest rates, inflation, life expectancy, salaries and other).

Market – Profitability projections are made for the different plans considering a 10-year horizon. Asset Liability Management studies are performed for defined benefit obligations, while for defined contribution obligations there are efficient frontier (investment profiles) and glidepath (life cycles) studies. These projections consider the market risks of the investment asset classes. In addition, the short-term market risk of the plans is periodically monitored through metrics such as VaR - Value at Risk (parametric with 95% confidence), Benchmarch VaR, Maximum Drawdown, Stress Tests, among others.

Credit - Assessment of the credit quality of issuers by hiring expert consultants to evaluate financial institutions and internal assessment of payment ability of non-financial companies. For assets of non-financial companies, the assessment is conducted a monitoring of the company until the maturity of the security.

Liquidity - The monitoring of the liquidity of plans with defined benefit obligations is carried out in different time horizons with specific indicators and by technical study. Indicators help in monitoring short-term risks. The technical study aims to project the cash flows of all classes of assets and liabilities until the maturity of longer fixed-income securities and until the exhaustion of the actuarial liabilities of the plans, verifying that the assets for trading and held to maturity are sufficient to coverage of plan obligations. Portfolios of defined contribution bonds, namely investment profiles and life cycles, contain assets that can be sold at any time in normal market situations and, therefore, their market risk is assessed by specific indicators.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

vii. Actuarial and economic assumptions and sensitivity analysis

All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, the trend of social security in Brazil (“INSS”) benefits, mortality and disability.

The economic and actuarial assumptions adopted have been formulated considering the long-term period for maturity and should therefore be analyzed accordingly. In the short term they may not be realized.

The following assumptions were adopted in the assessment:

	Brazil
	December 31, 2021			December 31, 2020
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	8.62% - 8.82%	10.25%	8.68% - 8.86%	6.62% - 7.32%	6.50%	6.16% - 7.17%
Nominal average rate to determine expense/ income	8.62% - 8.82%	10.25%	N/A	6.62% - 7.32%	6.50%	N/A
Nominal average rate of salary increase	3.25% - 5.32%	7.50%	N/A	3.80%	6.00%	N/A
Nominal average rate of benefit increase	3.25%	7.50%	N/A	3.80%	6.00%	N/A
Immediate health care cost trend rate	N/A	N/A	6.35%	N/A	N/A	6.35% - 6.91%
Ultimate health care cost trend rate	N/A	N/A	6.35%	N/A	N/A	6.35% - 6.91%
Nominal average rate of price inflation	3.25%	5.00%	3.25%	3.31% - 3.80%	3.50%	3.25% - 3.80%

	Foreign
	December 31, 2021		December 31, 2020
	Underfunded pension plans	Other benefits	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	2.84%	3.03%	2.43%	2.62%
Nominal average rate to determine expense/ income	2.62%	2.62%	3.04%	3.04%
Nominal average rate of salary increase	3.28%	N/A	3.21%	N/A
Nominal average rate of benefit increase	3.00%	N/A	3.00%	N/A
Immediate health care cost trend rate	N/A	5.11%	N/A	5.35%
Ultimate health care cost trend rate	N/A	4.57%	N/A	4.56%
Nominal average rate of price inflation	2.10%	N/A	2.08%	N/A

For the sensitivity analysis, the Company applies the effect of 1.0% in nominal discount rate to the present value of the Company´s actuarial liability. The effects of this analysis on the Company´s actuarial liability and assumptions adopted are as follows:

	Brazil
	December 31, 2021
	Overfunded pension plans	Underfunded pension plans	Other benefits
Nominal discount rate - 1% increase
Actuarial liability adjusted for the sensitivity test	2,434	276	386
Assumptions made	9.72%	7.50%	9.68%

Nominal discount rate - 1% reduction
Actuarial liability adjusted for the sensitivity test	2,723	317	299
Assumptions made	7.72%	5.50%	7.68%

	Foreign
	December 31, 2021
	Overfunded pension plans	Underfunded pension plans	Other benefits
Nominal discount rate - 1% increase
Actuarial liability adjusted for the sensitivity test	221	3,291	971
Assumptions made	2.85%	3.84%	4.03%

Nominal discount rate - 1% reduction
Actuarial liability adjusted for the sensitivity test	324	4,260	1,313
Assumptions made	0.85%	1.84%	2.03%

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

viii. Assets of pension plans

Brazilian plan assets as at December 31, 2021 and 2020 includes respectively (i) investments in a portfolio of Vale’s stock and other instruments in the amount of US$50 and US$20, which are presented as “Investments funds – Equity” and (ii) Brazilian Federal Government securities in the amount of US$3,682 and US$3,612, which are presented as “Debt securities governments” and “Investments funds – Fixed”.

Foreign plan assets as at December 31, 2021 and 2020 includes Canadian Government securities in the amount of US$682 and US$688, respectively.

ix. Overfunded pension plans

Assets by category are as follows:

	December 31, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	-	1	-	1	-	-	-	-
Debt securities - Corporate	1	74	-	75	-	42	-	42
Debt securities - Government	2,042	-	-	2,042	1,840	-	-	1,840
Investments funds - Fixed Income	1,910	175	-	2,085	2,242	-	-	2,242
Investments funds - Equity	452	-	-	452	396	-	-	396
International investments	91	-	-	91	32	-	-	32
Structured investments - Private Equity funds	-	129	103	232	-	-	126	126
Structured investments - Real estate funds	-	-	5	5	124	-	5	129
Real estate	-	-	212	212	-	-	255	255
Loans to participants	-	-	106	106	-	-	105	105
Total	4,496	379	426	5,301	4,633	42	491	5,166
Funds not related to risk plans (i)				(1,549)				(1,197)
Fair value of plan assets at end of year				3,752				3,969

(i) Financial investments not related to coverage of overfunded pension plans. Funds are related to the Company´s unconsolidated entities and former employees.

Measurement of overfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	December 31, 2021
	Private equity funds	Real estate funds	Real estate	Loans to participants	Total
Balance as at December 31, 2019	157	17	323	140	637
Return on plan assets	18	(8)	9	19	38
Assets purchases	1	1	10	117	129
Assets sold during the year	(15)	-	(14)	(141)	(170)
Translation adjustment	(35)	(5)	(73)	(30)	(143)
Balance as at December 31, 2020	126	5	255	105	491
Return on plan assets	10	-	(15)	16	11
Assets purchases	-	-	4	67	71
Assets sold during the year	(25)	-	(14)	(74)	(113)
Translation adjustment	(8)	-	(18)	(8)	(34)
Balance as at December 31, 2021	103	5	212	106	426

x.	Underfunded pension plans

Assets by category are as follows:

	December 31, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	5	70	-	75	-	102	-	102
Equity securities	1,708	3	-	1,711	1,565	-	-	1,565
Debt securities - Corporate	-	556	-	556	-	519	-	519
Debt securities - Government	133	683	-	816	132	690	-	822
Investments funds - Fixed Income	38	-	-	38	36	158	-	194
Investments funds - Equity	3	173	53	229	1	350	-	351
Structured investments - Private Equity funds	-	-	181	181	-	-	250	250
Real estate	-	-	3	3	-	-	5	5
Loans to participants	-	-	1	1	-	-	2	2
Others	-	-	168	168	-	-	179	179
Total	1,887	1,485	406	3,778	1,735	1,819	437	3,991

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Measurement of underfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	Equity pool	Real estate	Loans to participants	Others	Total
Balance as at December 31, 2019	212	-	55	3	165	435
Return on plan assets	1	-	(1)	-	-	-
Assets purchases	20	-	-	-	-	20
Assets sold during the year	(33)	-	-	-	-	(33)
Translation adjustment	50	-	(49)	(1)	15	15
Balance as at December 31, 2020	250	-	5	2	180	437
Return on plan assets	11	14	-	-	(14)	11
Assets purchases	28	39	-	-	-	67
Assets sold during the year	(108)	-	(1)	-	-	(109)
Translation adjustment	-	-	(1)	(1)	2	-
Balance as at December 31, 2021	181	53	3	1	168	406

xi. Disbursement of future cash flow

Vale expects to disburse US$89 in 2022 in relation to pension plans and other benefits.

xii. Expected benefit payments

The expected benefit payments, which reflect future services, are as follows:

	December 31, 2021
	Overfunded pension plans	Underfunded pension plans	Other benefits
2022	230	229	69
2023	232	228	70
2024	235	227	72
2025	237	226	70
2026	237	223	72
2027 and thereafter	1,196	1,085	388

b)  Profit sharing program (“PLR”)

The Company recorded as cost of goods sold and services rendered and other operating expenses related to the profit sharing program US$478, US$476 and US$316 for the years ended on December 31, 2021, 2020 and 2019, respectively.

c) Long-term incentive programs

For the long-term awarding of eligible executives, the Company compensation plans includes Matching program and Performance Share Unit program (“PSU”), with three years-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance.

Matching Program

For the Matching program, the participants can acquire Vale’s common shares in the market without any benefits being provided by Vale. If the shares acquired are held for a period of three years and the participants keep it employment relationship with Vale, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired by the executive. It should be noted that, although a specific custodian of the shares is defined by Vale, the share initially purchased by the executives have no restriction and can be sold at any time. However, if it’s done before the end of the three-year-vesting period, they would lose its right of receiving the related award to be paid by Vale.

Performance Shares Units

For PSU program, the eligible executives may receive during a three year-vesting cycle an award equivalent to the market value of a determined number of common shares and depending on the Vale’s performance factor, which is measured based on indicators of the total return to the shareholders (“TSR”) and Environmental, Social, and Governance (“ESG”). It is comprised by 80% of TSR metrics and 20% of ESG indicators.

At the Annual and Extraordinary Shareholders' Meeting ("AGOE") held on April 30, 2021, the Company's shareholders approved changes in the PSU program to be implemented as from the 2021 grant, consisting of (i) a change in the payment of the program award, which will be paid with common shares of the Company, and (ii) additional payment at the end of each cycle based on the remuneration that will be paid by Vale to its stockholders during the cycle.

d) Modification altering manner of settlement

As described in note 2, both programs were classified as “cash-settled” due to the PSU requirements and the Company’s settlement practice for the Matching program and, therefore, presented as a liability. However, the decision taken at the AGOE (“modification date”) demonstrates the Company's declared intention to change the form of liquidation of the programs. As a result, those programs were modified to become “equity-settled” and were remeasured at the modification-date fair value.

Remeasurement of the fair value of plans

The fair value of the Matching program was estimated using the Company's share price and ADR on the modification date, as described in note 2, in the amount of R$109.02 and US$20.12 per share, respectively. The number of shares granted on the grant date for the 2019, 2020 and 2021 cycles were 1,222,721, 2,154,534 and 1,046,255, respectively. The fair value of the program is recognized on a straight-line basis over three years (period of service required), net of estimated losses.

For the PSU, the program was remeasured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below, as well as the result used to calculate the expected value of the total performance factor.

PSU	2021
Granted shares	1,474,723
Date shares were granted	04/30/2021
VALE (BRL)	109.02
VALE ON (USD)	20.12
Expected volatility	39.00%p.y.
Expected dividend yield	3.18%p.y.
Expected term (in years)	3
Expected shareholder return indicator	51.20%
Expected performance factor	60.96%

Reclassification from cash-settled to equity-settled

Matching	April 30, 2021	Remeasurement	Reclassification	May 1, 2021	Expense	December 31, 2021
Liability	33	5	(38)	-	-	-
Stockholders' equity	-	-	38	38	19	57
Net income	-	(5)	-	(5)	(19)	(24)

PSU	April 30, 2021	Remeasurement	Reclassification	May 1, 2021	Expense	December 31, 2021
Liability	3	(1)	(2)	-	-	-
Stockholders' equity	-	-	2	2	4	6
Net income	-	1	-	1	(4)	(3)

Accounting policy

Employee benefits

i. Current benefits – wages, vacations and related taxes

Payments of benefits such as wages or accrued vacation, as well the related social security taxes over those benefits are recognized monthly in income, on an accruals basis.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

ii. Current benefits – profit sharing program

The Company has the Annual Incentive Program (AIP) based on Team and business unit’s contribution and Company-wide performance through operational cash generation. The Company makes an accrual based on evaluation periodic of goals achieved and Company result, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The accrual is recorded as cost of goods sold and services rendered or operating expenses in accordance with the activity of each employee.

iii. Non-current benefits – long-term incentive programs

The Company has established a procedure for awarding certain eligible executives (Matching and Performance Share unit (“PSU”) Programs) with the goal of encouraging employee retention and optimum performance. Share-based long-term compensation programs are equity-settled, under which the Company receives employee services as consideration for equity instruments. The fair value of employee services received in exchange for the grant of options is recognized as an expense. The total amount of expenses is recognized during the period in which the right is acquired; period during which the specific vesting conditions are met.

iv. Non-current benefits – pension costs and other post-retirement benefits

The Company has several retirement plans for its employees.

For defined contribution plans, the Company's obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled into these plans.

For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company’s obligation. The liability recognized in the statement of financial position represents the present value of the defined benefit obligation as at that date, less the fair value of plan assets. The Company recognized in the income statement the costs of services, the interest expense of the obligations and the interest income of the plan assets. The remeasurement of gains and losses, return on plan assets (excluding the amount of interest on return of assets, which is recognized in income for the year) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income for the year.

For overfunded plans, the Company does not recognize any assets or benefits in the statement of financial position or income statement until such time as the use of the surplus is clearly defined. For underfunded plans, the Company recognizes actuarial liabilities and results arising from the actuarial valuation.

Critical accounting estimates and judgments

Post-retirement benefits for employees - The amounts recognized depend on several factors that are determined based on actuarial calculations using various assumptions in order to determine costs and liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized.

At the end of each year the Company and external actuaries review the assumptions that will be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and the future values of estimated cash outflows, which are recorded in the plan obligations.

30.     Stockholders’ equity

a)            Share capital

As at December 31, 2021, the share capital was US$61,614 corresponding to 5,132,458,410 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancellation of common shares, including the capitalization of profits and reserves to the extent authorized.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	December 31, 2021
Stockholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	1,910,844,005	-	1,910,844,005
Previ	415,794,956	-	415,794,956
Capital World Investors	335,249,101	-	335,249,101
Capital Research Global Investors	326,001,911	-	326,001,911
Mitsui&co	286,347,055	-	286,347,055
Blackrock, Inc	279,562,772	-	279,562,772
Capital International Investors	267,888,210	-	267,888,210
Others	2,928,772,919	-	2,928,772,919
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,839,616,924	12	4,839,616,936
Shares in treasury	292,841,474	-	292,841,474
Total capital	5,132,458,398	12	5,132,458,410

b) Share buyback program and treasury shares

(b.i) Share buyback program

On April 1, 2021, the Board of Directors approved a share buyback program for Vale’s stocks limited to a maximum of 270,000,000 stocks, and their respective ADRs, representing up to 5.3% of the total number of outstanding shares on that date. This program was concluded in November with the repurchase of all shares, corresponding to the amount of US$5,281 (R$27,642 million), of which US$2,273 (R$12,068 million) through wholly-owned subsidiaries and US$3,008 (R$15,574 million) directly by the Parent Company.

Following the previous program, the Board of Directors approved on October 28, 2021, a new share buyback program for Vale’s stocks limited to a maximum of 200,000,000 stocks, and their respective ADRs, representing up to 4.1% of the total number of outstanding stocks on that date. Until December 31, 2021, the Company repurchased 21,184,500 shares, in the amount of US$264 (R$1,479 million), through wholly-owned subsidiaries.

Thus, as at December 31, 2021, the Company repurchased 291,184,500 stocks at an average price of US$19.04 per share (R$ 100.01 per stock), being 152,166,153 through its wholly-owned subsidiaries and 139,018,347 directly by the Parent Company. The total amount acquired was US$5,546 (R$29,121 million), of which US$2,538 (R$13,547 million) through its wholly owned subsidiaries and US$3,008 (R$15,574 million) by the Parent Company. The subsidiaries continue to hold the acquired stocks as at December 31, 2021.

(b.ii) Cancellation of treasury shares

In 2021, the Board of Directors approved the cancellation of 152,016,372 common shares of the Company acquired in previous buyback programs and held in treasury, without reducing its share capital. The impact of US$2,401 was recorded in the stockholders' equity as “Treasury shares utilized and canceled”.

On February 24, 2022 (subsequent event), the Board of Directors approved the cancellation of 133,418,347 common shares issued by the Company and held in treasury, without reducing the value of its capital stock.

(b.iii) Treasury shares used for the share-based payment program

In 2021, the Company used 890,482 stocks from its treasury stocks (2020: 1,628,485 stocks), for share-based payment program of its executives (note 2g), corresponding to US$7 (R$37 million) (2020: US$14 (R$68 million)) recorded as “Treasury shares utilized and canceled” in the stockholders’ equity for the year ended December 31, 2021.

c) Profit distribution

2021
Net income of the year	22,445
Appropriation to legal reserve	(1,123)
Appropriation to tax incentive reserve	(2,581)
Net income after appropriations to legal reserve and tax incentive reserve	18,741
Reclassification of the fair value adjustment reserve (nota 14a)	522

Approved remuneration (i)	8,368
Additional Stockholders’ remuneration	3,500
Appropriation to investments reserve	7,395

(i) Of the total remuneration to shareholders for fiscal year 2021, US$4,542 (R$25,346 million) totals the minimum mandatory remuneration for fiscal year 2021, which, according to the Company's Bylaws, must represent 25% of net income, after the allocations of the legal reserve and tax incentive reserve. This amount was paid in full in 2021.

82

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(c.i) Remuneration approved

In 2021, the Company approved and paid dividends and interest on capital to stockholders in the amount of US$9,844 (R$51,246 million), as follows: (i) US$2,200 (R$11,046 million), as approved by the Board of Directors on June 17, 2021; and (ii) US$7,644 (R$40,200 million), approved by the Board of Directors on September 16, 2021. Of the total amount paid, US$1,476 (R$7,411 million) was approved from the profits reserve and the remaining amount as an anticipation of the income for the year ended December 31, 2021.

(c.ii) Additional remuneration

On February 24, 2022 (subsequent event), the Board of Directors approved the stockholder’s remuneration in the total gross amount of US$3,500 (R$17,849 million). The payment is expected to be on March 16, 2022.

(c.iii) Stockholder’s remuneration for the year 2020

On February 25, 2021, the Board of Directors approved the stockholder’s remuneration in the amount of US$3,972 (R$21,866 million). Of the total amount, US$1,152 (R$6,342 million) represents the minimum mandatory remuneration for 2020 and was recorded as "Dividends payable" in the Company's current liabilities as at December 31, 2020. The remaining amount of US$2,820 (R$15,524 million) was approved as additional remuneration to the Company’s stockholders and recorded in the stockholders’ equity as “Additional remuneration reserve” as at December 31, 2020. This amount was paid in full on March 15, 2021.

(c.iv) Profit reserves

Of the total amount of profit reserves, after deducting the balance of legal, tax incentive and treasury shares reserves, as required by Brazilian corporate law, US$4,746 (R$26,485 million) represents the amount of reserves available for distribution to the Company's stockholders.

	Legal reserve	Tax incentive reserve	Investment's reserve	Additional remuneration reserve	Total of profit reserves
Balance as at December 31, 2019	1,656	848	4,586	-	7,090
Allocation of income	251	2	656	2,820	3,729
Deliberated dividends and interest on capital of Vale's stockholders	-	-	(2,329)	-	(2,329)
Translation adjustment	(365)	(191)	(1,059)	167	(1,448)
Balance as at December 31, 2020	1,542	659	1,854	2,987	7,042
Allocation of income	1,123	2,581	7,395	3,500	14,599
Deliberated dividends and interest on capital of Vale's stockholders	-	-	(1,476)	(2,820)	(4,296)
Treasury shares cancellation	-	-	(2,401)	-	(2,401)
Translation adjustment	(142)	(157)	1,526	(469)	758
Balance as at December 31, 2021	2,523	3,083	6,898	3,198	15,702

Legal reserve - Is a legal requirement for Brazilian public companies to retain 5% of the annual net income up to 20% of the capital. The reserve can only be used to compensate losses or to increase capital.

Tax incentive reserve - Results from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives.

Investment reserve - Aims to ensure the maintenance and development of the main activities that comprise the Company’s operations and to retain budgeted capital for investments. Based on the Company’s by-laws, this reserve is capped to 50% of the annual distributable net income, up to the amount of the share capital.

Additional remuneration reserve - Results from the remuneration proposed by Management that exceeds the mandatory minimum remuneration of 25% of the adjusted net income.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

Share capital and treasury shares - The Company holds stocks in treasury for a future sale, cancellation or for the payment of the executives' long-term compensation programs. These stocks are recognized in a specific account as a reduction of stockholders' equity to the acquisition value and maintained at the cost of the transaction. Incremental costs directly attributable to the issue of new shares or options are recognized in stockholders’ equity as a deduction from the amount raised, net of taxes.

Stockholder’s remuneration - The stockholder’s remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company based on bylaws. Any amount above the minimum mandatory remuneration approved by the by-laws shall only be recognized in current liabilities on the date that is approved by stockholders.

The Company is permitted to distribute interest attributable to stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate (“TJLP”) determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of the net income for the year or 50% of retained earnings plus profit reserves as determined by Brazilian corporate law.

The benefit to the Company, as opposed to making a dividend payment, is a reduction in the income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders’ equity is considered as part of the annual minimum mandatory dividend. This notional interest distribution is treated for accounting purposes as a deduction from stockholders' equity in a manner similar to a dividend and the tax deductibility recorded in the income statement.

31.            Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a)            Transactions with related parties

	Year ended December 31,
	2021			2020			2019
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures	645	(857)	(13)	372	(546)	4	374	(1,059)	(18)
Companhia Siderúrgica do Pecém	640	-	3	353	-	8	358	-	2
Aliança Geração de Energia S.A.	5	(105)	-	19	(105)	-	16	(128)	-
Pelletizing companies (i)	-	(349)	(15)	-	(100)	(17)	-	(574)	(39)
MRS Logística S.A.	-	(279)	-	-	(227)	-	-	(203)	-
Norte Energia S.A.	-	(114)	-	-	(101)	-	-	(142)	-
Others	-	(10)	(1)	-	(13)	13	-	(12)	19
Associates	256	(21)	(2)	240	(25)	2	294	(32)	(1)
VLI	255	(21)	(2)	235	(25)	(1)	280	(32)	(1)
Others	1	-	-	5	-	3	14	-	-
Major stockholders (ii)	261	-	(515)	185	-	(32)	204	-	(9)
Bradesco	-	-	(528)	-	-	(49)	-	-	(29)
Mitsui	261	-	-	185	-	-	204	-	-
Banco do Brasil	-	-	13	-	-	17	-	-	20
Total of continuing operations	1,162	(878)	(530)	797	(571)	(26)	872	(1,091)	(28)
Discontinued operation - Coal (note 16)	-	(95)	15	-	(405)	23	-	(690)	67
Total	1,162	(973)	(515)	797	(976)	(3)	872	(1,781)	39

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

(ii) Refers to the stockholders that were part of the controlling “shareholders’ agreement”, which has expired on November 10, 2020.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)            Outstanding balances with related parties

	December 31, 2021				December 31, 2020
	Assets				Assets
	Cash and cash equivalents	Accounts receivable	Loans (iii)	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Loans (iii)	Dividends receivable and other assets
Joint Ventures	-	75	-	96	-	109	-	55
Companhia Siderúrgica do Pecém	-	74	-	39	-	109	-	36
Pelletizing companies (i)	-	-	-	37	-	-	-	14
MRS Logística S.A.	-	-	-	19	-	-	-	5
Others	-	1	-	1	-		-	-
Associates	-	18	-	3	-	45	-	2
VLI	-	16	-	-	-	15	-	-
Others	-	2	-	3	-	30	-	2
Major stockholders (ii)	1,825	4	-	5	2,082	2	-	2
Bradesco	1,746	-	-	5	1,518	-	-	2
Mitsui	-	4	-	-	-	2	-	-
Banco do Brasil	79	-	-	-	564	-	-	-
Pension plan	-	12	-	-	-	12	-	-
Total	1,825	109	-	104	2,082	168	-	59
Discontinued operation - Coal (note 16)	-	-	-	-	-	-	1,118	32
Total	1,825	109	-	104	2,082	168	1,118	91

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

(ii) Refers to the stockholders that were part of the controlling “shareholders’ agreement”, which has expired on November 10, 2020.

(iii) Refers to the loan with Nacala Logistics Corridor, presented in note 16.

	December 31, 2021				December 31, 2020
	Liabilities				Liabilities
	Supplier and contractors	Loans		Financial instruments and other liabilities	Supplier and contractors	Loans		Financial instruments and other liabilities
Joint Ventures	70	-		393	121	-		235
Pelletizing companies (i)	13	-		393	37	-		235
MRS Logística S.A.	41	-		-	48	-		-
Others	16	-	-	-	36	-	-	-
Associates	46	-		47	40	-		48
VLI	6	-		47	7	-		48
Others	40	-	-	-	33	-	-
Major stockholders (ii)	1	-		267	-	944		248
Bradesco	-	-		265	-	-		248
Mitsui	-	-		2	-	-		-
BNDES (iii)	-	-		-	-	944		-
Others	1	-		-	-	-		-
Pension plan	10	-		-	11	-		-
Total	127	-		707	172	944		531
Discontinued operation - Coal (note 16)	-	-		-	-	1,385		-
Total	127	-		707	172	2,329		531

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

(ii) Refers to regular financial instruments with the stockholders were part of the controlling “shareholders’ agreement”, which has expired on November 10, 2020.

(iii) Banco Nacional de Desenvolvimento (“BNDES”) is no longer considered a Company’s related party, and therefore, balances with BNDES as at December 31, 2021 are not presented in this note.

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)            The key management personnel remuneration

	Year ended December 31,
	2021	2020	2019
Short-term benefits
Wages	9	9	12
Direct and indirect benefits	1	1	2
Profit sharing program (“PLR”)	10	8	9
	20	18	23
Long-term benefits
Shares based	12	12	8

Severance	1	7	3
	33	37	34

The amounts presented in the table above are on an accrual basis and include the compensation of the Executive Directors and members of the Company's Board of Directors, however the amount effectively paid in the years 2021, 2020 and 2019 was US$38, US$34 and US$26 respectively.

32.            Commitments

The commitments mainly relate to agreements for the acquisition of fuel, energy and the acquisition of raw materials and services. The required and non-cancelable minimum payments related to contractual obligations as at December 31, 2021 are as follows:

	December 31, 2021	December 31, 2020
Purchase obligations	5,015	6,991
Purchase of energy	2,746	2,945
Total minimum payments required	7,761	9,936

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: February 24, 2022		Head of Investor Relations